UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July __, 2006
Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F Form 20-F ☑ Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes ☐ No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Registrant)

Date July 31, 2006	By	/s/ Harsya Denny Suryo
(Signature)

Harsya Denny Suryo
Vice President Investor Relation & Corporate Secretary

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA, Tbk AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AS OF JUNE 30, 2005 AND 2006,
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006

PREFACE
We are pleased to submit the un-audited Financial Statements of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia, Tbk (unaudited) for the six months period ended June 30, 2006 and 2005 which consists of Consolidated Balance Sheets, Consolidated Statement of Income, Consolidated Statement of Changes in Equity and Statement of Cash Flows prepared in accordance with Generally Accepted Accounting Principles in Indonesia.
In compliance with the public company’s obligation, we submit the Consolidated Financial Statements to inform the Company’s financial performance, especially financial information for the first semester period in 2006.
We have restated certain accounts in the Consolidated Financial Statements for the six months period ended June 30, 2005, in relation with the changes of Indonesian accounting standard related to employee benefit (PSAK 24-Revised) and the changes in useful life of Wireless Local Loop (WLL) equipments based on the regulation related to restructuring frequencies spectrum in telecommunication industry.
In the first semester of 2006 we held Annual Shareholders’ General Meeting on June 30, 2006 which approved the audited Consolidated Financial Statements for the year 2005 and distribution net income.
The Company recorded consolidated Net Income of Rp5,819 billion where is increased by 53.00% compared to the same period in 2005. Consolidated Operating Income also increased by 33.66% from Rp8,089 billion to Rp10,812 billion.
Operating Revenues increased by 23,79% which was mainly resulted from the increase in Cellular, Interconnection, and Data and Internet of 47.34%, 13.34% and 33.83. respectively. On the other hand, fixed line revenue slightly decreased by 2.49% due to the slightly decrease in traffic for long distance calls. Operating Expenses increased by 16.73% mainly contributed by increase in Depreciation Expense, General and Administrative Expenses and Operation and Maintenance Expenses of 30.37%, 22.35% and 20.78%, respectively .
In the first semester of 2006, the appreciation of Rupiah to US Dollar has significant impact to the increase of Net Income, from Rp357 billion loss on foreign exchange in 2005 to Rp587 billion gain on foreign exchange in 2006.
On behalf of the Board of Directors, we would like to thank and appreciate all of TELKOM Group partners, who have supported us in achieving the result as presented in the Financial Report.
Bandung, July  , 2006
ARWIN RASYID
President Director/CEO

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
AS OF JUNE 30, 2005 AND 2006
(Figures in table are presented in millions of Rupiah and thousands of United States Dollars)

		2005	2006
	Notes	Rp	Rp	US$ (Note 3)
		(As restated)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	2c,2f,6,46	6,009,872	9,346,253	1,008,824
Temporary investments	2c,2g,46	100,418	42,877	4,628
Trade accounts receivable	2c,2h,7,46
Related parties — net of allowance for doubtful accounts of Rp115,673 million in 2005 and Rp112,975 million in 2006		462,403	621,521	67,086
Third parties — net of allowance for doubtful accounts of Rp543,659 million in 2005 and Rp652,856 million in 2006		2,963,365	3,067,309	331,082
Other accounts receivable — net of allowance for doubtful accounts of Rp12,493 million in 2005 and Rp3,944 million in 2006	2c,2h,46	69,033	177,422	19,151
Inventories — net of allowance for obsolescence of Rp48,638 million in 2005 and Rp49,602 million in 2006	2i,8	139,680	178,441	19,261
Prepaid expenses	2c,2j,9,46	998,558	1,238,811	133,716
Prepaid taxes	40a	1,574	55,830	6,026
Other current assets	2c,10,46	45,808	155,018	16,733

Total Current Assets		10,790,711	14,883,482	1,606,507

NON-CURRENT ASSETS
Long-term investments — net	2g,11	91,062	98,126	10,592
Property, plant and equipment — net of accumulated depreciation of Rp32,361,721 million in 2005 and Rp40,519,257 million in 2006	2k,12	40,989,777	47,066,592	5,080,316
Property, plant and equipment under revenue — sharing arrangements — net of accumulated depreciation of Rp467,230 million in 2005 and Rp500,845 million in 2006	2m,13,49	440,456	512,838	55,355
Property, plant and equipment under capital lease — net of accumulated depreciation of Rp108,280 million in 2006	2l,12	—	155,716	16,808
Prepaid pension benefit cost	43	1,362	460	50
Advances and other non-current assets	2c,14,46	1,133,373	476,626	51,446
Goodwill and other intangible assets — net of accumulated amortization of Rp2,305,110 million in 2005 and Rp3,239,653 million in 2006	1c,2d,15	4,952,349	4,453,806	480,739
Escrow accounts	16	84,237	9,799	1,058

Total Non-current Assets		47,692,616	52,773,963	5,696,364

TOTAL ASSETS		58,483,327	67,657,445	7,302,871

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED) (continued)
AS OF JUNE 30, 2005 AND 2006
(Figures in table are presented in millions of Rupiah and thousands of United States Dollars)

		2005	2006
	Notes	Rp	Rp	US$ (Note 3)
		(As restated)
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Trade accounts payable	2c,17,46
Related parties		707,462	757,987	81,816
Third parties		3,121,744	3,758,545	405,693
Other accounts payable		26,578	23,488	2,535
Taxes payable	2s,40b	1,433,424	1,986,462	214,417
Dividends payable		3,529,047	6,459,063	697,184
Accrued expenses	2c,18,46	1,286,390	2,092,779	225,892
Unearned income	19	1,210,464	1,902,520	205,356
Advances from customers and suppliers		281,147	271,031	29,255
Short-term bank loans	2c,20,46	791,738	17,100	1,846
Current maturities of long-term liabilities	2c,21,46	2,142,747	2,494,710	269,276

Total Current Liabilities		14,530,741	19,763,685	2,133,270

NON-CURRENT LIABILITIES
Deferred tax liabilities — net	2s,40e	2,711,005	2,228,391	240,530
Unearned income on revenue-sharing arrangements	2m,13,49	321,661	369,433	39,876
Unearned initial investor payments under joint operation scheme	2n,48	19,506	4,717	509
Provision for long service award	2c,2r,44,46	481,721	575,541	62,124
Provision for post-retirement health care benefits	2c,2r,45,46	2,947,126	2,928,934	316,146
Accrued pension and other post-retirement benefits costs	2r,43	1,400,080	1,229,987	132,763
Long-term liabilities — net of current maturities
Obligation under capital lease		—	225,921	24,386
Two-step loans — related party	2c,22,46	5,081,358	4,348,922	469,418
Notes and bonds	23	1,598,827	994,494	107,345
Bank loans	2c,24,46	1,826,436	1,905,074	205,632
Liabilities of business acquisitions	25	3,484,116	2,642,069	285,182

Total Non-current Liabilities		19,871,836	17,453,483	1,883,911

MINORITY INTEREST	26	5,128,664	6,140,456	662,794

STOCKHOLDERS’ EQUITY
Capital stock — Rp250 par value per Series A
Dwiwarna share and Series B share
Authorized — one Series A Dwiwarna share and 79,999,999,999 Series B shares
Issued and fully paid — one Series A Dwiwarna share and 20,159,999,279 Series B shares	1b,27	5,040,000	5,040,000	544,012
Additional paid-in capital	28	1,073,333	1,073,333	115,854
Less: cost of treasury stock (55,443,500 shares)	29	—	(413,740)	(44,659)
Difference in value of restructuring transactions between entities under common control	30	—	90,000	9,715
Difference due to change of equity in associated companies		385,595	385,595	41,621
Unrealized holding gain available-for-sale securities	2g	2,383	1,597	172
Translation adjustment	2g	231,252	233,198	25,171
Retained earnings
Appropriated		1,803,397	1,803,397	194,657
Unappropriated		10,416,126	16,086,441	1,736,353

Total Stockholders’ Equity		18,952,086	24,299,821	2,622,896

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		58,483,327	67,657,445	7,302,871

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
FOR THE SIX MONTHS PERIOD ENDED JUNE 30, 2005 AND 2006
(Figures in table are presented in millions of Rupiah and thousands of United States Dollars, except per share and per ADS data)

		2005	2006
	Notes	Rp	Rp	US$ (Note 3)
		(As restated)
OPERATING REVENUES
Telephone	2q,31
Fixed lines		5,473,578	5,337,166	576,088
Cellular		6,408,876	9,442,926	1,019,259
Interconnection	2q,32,46	3,632,302	4,116,689	444,351
Joint operation schemes	2n,33,48	316,188	302,789	32,683
Data and Internet	34	3,060,411	4,095,813	442,098
Network	35	194,046	295,059	31,848
Revenue-sharing arrangements	2m,36,49	101,182	203,518	21,967
Other telecommunications services		198,007	202,585	21,867

Total Operating Revenues		19,384,590	23,996,545	2,590,161

OPERATING EXPENSES
Personnel	37	3,523,483	3,497,333	377,498
Depreciation	2k,2l,2m,12,13	3,303,568	4,306,831	464,875
Operations, maintenance and telecommunication services	38	2,795,867	3,376,910	364,500
General and administrative	39	1,223,321	1,496,738	161,556
Marketing		449,239	507,013	54,727

Total Operating Expenses		11,295,478	13,184,825	1,423,156

OPERATING INCOME		8,089,112	10,811,720	1,167,005

OTHER INCOME (CHARGES)
Interest income		136,178	325,992	35,187
Interest expense		(647,594)	(585,803)	(63,231)
Gain (loss) on foreign exchange — net	2e	(357,003)	586,597	63,317
Equity in net income (loss) of associated companies	2g,11	6,792	(3,218)	(347)
Others — net		265,947	52,119	5,626

Other income (charges) — net		(595,680)	375,687	40,552

INCOME BEFORE TAX		7,493,432	11,187,407	1,207,557

TAX EXPENSE	2s,40c
Current tax		(2,545,814)	(3,636,860)	(392,559)
Deferred tax		216,485	166,084	17,927

		(2,329,329)	(3,470,776)	(374,632)

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES		5,164,103	7,716,631	832,925

MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	26	(1,360,692)	(1,897,671)	(204,833)

NET INCOME		3,803,411	5,818,960	628,092

BASIC EARNINGS PER SHARE	2t,41
Net income per share		188.66	288.71	31.16

Net income per ADS
(40 Series B shares per ADS)		7,546.45	11,548.30	1,246.51

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (UNAUDITED)
FOR THE SIX MONTHS PERIOD ENDED JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

				Difference in
				value of
				restructuring	Difference
				transactions	due to change	Unrealized
			Additional	between entities	of equity	holding gain (loss)				Total
		Capital	paid-in	under common	in associated	on available-for-sale	Translation	Retained earnings		stockholders’
Description	Notes	stock	capital	control	companies	securities	adjustment	Appropriated	Unappropriated	equity
		Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp
Balance as of January 1, 2005, as previously reported		5,040,000	1,073,333	(7,288,271)	385,595	884	229,595	1,680,813	19,139,393	20,261,342

Difference in value of transactions between entities under common control				7,288,271					(7,288,271)	—

Cummulative effect due to change in accounting policy-accounting for employee benefits, net of tax effect of Rp2,133,305 million		—	—	—	—	—	—	—	(2,133,305)	(2,133,305)

Balance as of January 1, 2005, as restated		5,040,000	1,073,333	—	385,595	884	229,595	1,680,813	9,717,817	18,128,037

Unrealized holding gain (loss) on available-for-sale securities	2g	—	—	—	—	1,499	—	—	—	1,499

Foreign currency translation of CSM	2g	—	—	—	—	—	1,657	—	—	1,657

Resolved during the Annual General Meeting of the Stockholders on June 24, 2005
Declaration of cash dividend	42	—	—	—	—	—	—	—	(2,921,226)	(2,921,226)
Appropriation for general reserve	42	—	—	—	—	—	—	122,584	(122,584)	—
Partnership program		—	—	—	—	—	—	—	(61,292)	(61,292)

Net income for the year		—	—	—	—	—	—	—	3,803,411	3,803,411

Balance as of June 30, 2005, as restated		5,040,000	1,073,333	—	385,595	2,383	231,252	1,803,397	10,416,126	18,952,086

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (UNAUDITED) (continued)
FOR THE SIX MONTHS PERIOD ENDED JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

					Difference in
					value of
					restructuring	Difference
					transactions	due to change	Unrealized
			Additional		between entities	of equity	holding gain (loss)				Total
		Capital	paid-in		under common	in associated	on available-for-sale	Translation	Retained earnings		stockholders’
Description	Notes	stock	capital	Treasury stock	control	companies	securities	adjustment	Appropriated	Unappropriated	equity
		Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp
Balance as of January 1, 2006		5,040,000	1,073,333	—	90,000	385,595	(748)	233,253	1,803,397	14,667,571	23,292,401

Unrealized holding gain (loss) on available-for-sale securities	2g	—	—	—	—	—	2,345	—	—	—	2,345

Foreign currency translation of CSM	2g,11	—	—	—	—	—	—	(55)	—	—	(55)

Cash receipts from compensation for early termination of exclusive rights		—	—	—	—	—	—	—	—	—	—

Resolved during the Annual General Meeting of the Stockholders on June 30, 2006 Declaration of cash dividends	42	—	—	—	—	—	—	—	—	(4,400,090)	(4,400,090)

Treasury stock acquired — at cost	29	—	—	(413,740)	—	—	—	—	—	—	(413,740)

Net income for the year		—	—	—	—	—	—	—	—	5,818,960	5,818,960

Balance as of June 30, 2006		5,040,000	1,073,333	(413,740)	90,000	385,595	1,597	233,198	1,803,397	16,086,441	24,299,821

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS PERIOD ENDED JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

	2005	2006
	Rp	Rp	US$ (Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from operating revenues
Telephone
Fixed lines	5,820,641	5,930,123	640,091
Cellular	6,495,248	9,032,754	974,986
Joint operation schemes	305,749	268,756	29,009
Interconnection — net	3,018,150	4,216,705	455,146
Other services	3,622,348	4,587,909	495,214

Total cash receipts from operating revenues	19,262,136	24,036,247	2,594,446
Cash payments for operating expenses	(7,679,669)	(7,347,101)	(793,038)

Cash generated from operations	11,582,467	16,689,146	1,801,408

Interest received	136,685	305,193	32,942
Income tax paid	(2,754,115)	(3,864,969)	(417,181)
Interest paid	(550,979)	(519,651)	(56,091)
Cash receipt (refund) from (to) customers and advances	(14,612)	103,495	11,171

Net Cash Provided by Operating Activities	8,399,446	12,713,214	1,372,249

CASH FLOWS FROM INVESTING ACTIVITIES
(Placement) Proceed of time deposits and short-term investments — net	(80,468)	(18,468)	(1,993)
Proceeds from sale of property, plant and equipment	80,117	2,027	219
Acquisition of property, plant and equipment	(4,808,148)	(7,334,216)	(791,647)
(Increase) decrease in advance for acquisition of property, plant and equipment	261,990	(78,071)	(8,427)
Decrease (increase) in advances and others	(7,355)	74,372	8,028
Acquisition of intangible assets	—	(436,000)	(47,061)

Net Cash Used in Investing Activities	(4,553,864)	(7,790,356)	(840,881)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of Medium-term Notes	(290,000)	(145,000)	(15,651)
Repayments of long-term liabilities	(2,054,601)	(1,230,711)	(132,842)
Repayment of obligation under capital lease	—	(6,588)	(711)
Cash dividends paid	(554,550)	—	—
(Increase) decrease in escrow accounts	(47,956)	122,698	13,244
Redemption of Telkomsel’s notes	(780,565)	—	—
Payment for purchase of treasury stock	—	(413,740)	(44,659)
Proceeds from borrowings	1,018,546	785,195	84,753

Net Cash Used in Financing Activities	(2,709,126)	(888,146)	(95,866)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	1,136,456	4,034,712	435,502

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	17,292	(63,143)	(6,816)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	4,856,124	5,374,684	580,138

CASH AND CASH EQUIVALENTS AT END OF YEAR	6,009,872	9,346,253	1,008,824

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED) (continued)
FOR THE SIX MONTHS PERIOD ENDED JUNE 30, 2005 AND 2006
(Amounts in millions)

	2005	2006
	Rp	Rp	US$ (Note 3)
SUPPLEMENTAL CASH FLOW INFORMATION

Noncash investing and financing activities:
Increase in property under construction through the incurrence of long-term debts	281,722	42,284	29
Payment of insurance premium through the incurrence of long-term debts	60,455	—	6
Acquisition of subsidiary through the issuance of Promissory Notes	—	—	—
See accompanying notes to consolidated financial statements which are an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL
a.	Establishment and General Information

Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia Tbk (the “Company”) was originally part of “Post en Telegraafdienst”, which was established in 1884 under the framework of Decree No. 7 dated March 27, 1884 of the Governor General of the Dutch Indies and published in State Gazette No. 52 dated April 3, 1884.

In 1991, based on Government Regulation No. 25 year 1991, the status of the Company was changed into a state-owned limited liability corporation (“Persero”). The Company was established based on notarial deed No. 128 dated September 24, 1991 of Imas Fatimah, S.H. The deed of establishment was approved by the Minister of Justice of the Republic of Indonesia in his decision letter No. C2-6870.HT.01.01.Th.1991 dated November 19, 1991, and was published in State Gazette of the Republic of Indonesia No. 210 dated January 17, 1992, Supplement No. 5. The articles of association have been amended several times, the most recent amendment was made through deed No. 4 dated April 6, 2006, of Notary A. Partomuan Pohan, S.H., LLM., among others, to amend the directors’ authorities and responsibilities.

In accordance with article 3 of its articles of association, the scope of the Company’s activities is as follows:
1.	The Company’s objective is to provide telecommunications and information facilities and services, in accordance with prevailing regulations.

2.	To achieve the above objective, the Company is involved in the following activities:
i.	Planning, building, providing, developing, operating, marketing or selling, leasing and maintaining telecommunications and information networks in accordance with prevailing regulations.

ii.	Planning, developing, providing, marketing or selling and improving telecommunications and information services in accordance with prevailing regulations.

iii.	Performing activities and other undertakings in connection with the utilization and development of the Company’s resources and optimizing the utilization of the Company’s property, plant and equipment, information systems, education and training, and repairs and maintenance facilities.
The Company’s principal business is the provision of domestic telecommunications services, including telephone, telex, telegram, satellite, leased lines, electronic mail, mobile communication and cellular services. In order to accelerate the construction of telecommunications facilities, to make the Company a world-class operator, and to increase the technology as well as the knowledge and skills of its employees, in 1995, the Company entered into agreements with investors to develop, manage and operate telecommunications facilities in five of the Company’s seven regional divisions under Joint Operation Schemes (known as “Kerja Sama Operasi” or “KSO”).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
a.	Establishment and General Information (continued)

The Company’s head office is located at Jalan Japati No. 1, Bandung, West Java.

Pursuant to Law No. 3/1989 on Telecommunications which took effect on April 1, 1989, Indonesian legal entities are allowed to provide basic telecommunications services in cooperation with the Company as the domestic telecommunications organizing body (or “badan penyelenggara”). Government Regulation No. 8/1993, concerning the provision of telecommunications services, further regulates that cooperation to provide basic telecommunications services can be in the form of joint venture, joint operation or contract management and that the entities cooperating with the domestic telecommunications organizing body must use the organizing body’s telecommunications networks. If the telecommunications networks are not available, the Government Regulation requires that the cooperation be in the form of a joint venture that is capable of constructing the necessary networks.

The Minister of Tourism, Post and Telecommunications of the Republic of Indonesia (“MTPT”), through two decision letters both dated August 14, 1995, reaffirmed the status of the Company as the organizing body for the provision of domestic telecommunications services.

Further, effective from January 1, 1996, the Company was granted the exclusive right to provide local wireline and fixed wireless services for a minimum period of 15 years and the exclusive right to provide domestic long-distance telecommunications services for a minimum period of 10 years. The exclusive rights also apply to telecommunications services provided for and on behalf of the Company through a KSO. This grant of rights does not affect the Company’s right to provide other domestic telecommunications services.

Under Law No. 36/1999 on Telecommunications, which took effect from September 2000, telecommunications activities cover:
i.	Telecommunications networks

ii.	Telecommunications services

iii.	Special telecommunications
National state-owned companies, regional state-owned companies, privately-owned companies and cooperatives are allowed to provide telecommunications networks and services. Special telecommunications can be provided by individuals, government agencies and legal entities other than telecommunications networks and service providers.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
a.	Establishment and General Information (continued)

Under Law No. 36/1999, activities that result in monopolistic practices and unfair competition are prohibited. In connection with this law, Government Regulation No. 52/2000 was issued, which provides that interconnection fees shall be charged to originating telecommunications network operators where telecommunications service is provided by two or more telecommunications network operators.

Based on press release No. 05/HMS/JP/VIII/2000 dated August 1, 2000 from the Director General of Post and Telecommunications and the correction thereto No. 1718/UM/VIII/2000 dated August 2, 2000, the period of exclusive rights granted to the Company to provide local and domestic long-distance fixed-line telecommunications services, which initially would expire in December 2010 and December 2005, respectively, was shortened to expire in August 2002 and August 2003, respectively. In return, the Government is required to pay compensation to the Company (Note 30).

Based on a press release from the Coordinating Minister of Economics dated July 31, 2002, the Government decided to terminate the Company’s exclusive rights as a network provider for local and long-distance services with effect from August 1, 2002. On August 1, 2002, PT Indonesian Satellite Corporation Tbk (“Indosat”) was granted a license to provide local and long-distance telecommunications services.

On May 13, 2004, pursuant to the Ministry of Communications Decree No. KP. 162/2004, the Company was granted a commercial license to provide International Direct Dialing (IDD) services.

Based on the resolution of the Annual General Meeting of Stockholders, the minutes of which have been summarized by deed No. 36 dated June 24, 2005 of A. Partomuan Pohan, S.H., LLM., the composition of the Company’s Board of Commissioners and Board of Directors as of June 30, 2005 and 2006 were as follows:

President Commissioner	:	Tanri Abeng
Commissioner	:	Anggito Abimanyu
Commissioner	:	Gatot Trihargo
Independent Commissioner	:	Arif Arryman
Independent Commissioner	:	Petrus Sartono

President Director	:	Arwin Rasyid
Vice President Director / Chief Operating Officer	:	Garuda Sugardo
Director of Finance	:	Rinaldi Firmansyah
Director of Network and Solution	:	Abdul Haris
Director of Enterprise and Wholesale	:	Arief Yahya
Director of Human Resources	:	John Welly
Director of Consumer	:	Guntur Siregar

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
a.	Establishment and General Information (continued)

As of June 30, 2005 and 2006, the Company had 28,318 employees and 27,922 employees, respectively, while the subsidiaries had 5,475 employees and 6,039 employees, respectively.

b.	Public offering of shares of the Company

The Company’s total number of shares immediately prior to its initial public offering was 8,400,000,000, which consisted of 8,399,999,999 Series B shares and 1 Series A Dwiwarna share, all of which were owned by the Government of the Republic of Indonesia (the “Government”). On November 14, 1995, the Government sold the Company’s shares through an initial public offering on the Jakarta Stock Exchange and Surabaya Stock Exchange. The shares offered consisted of 933,333,000 new Series B shares and 233,334,000 Series B shares owned by the Government. A share offering was also conducted on the New York Stock Exchange and London Stock Exchange for 700,000,000 Series B shares owned by the Government, which were converted into 35,000,000 American Depositary Shares (ADS). Each ADS represented 20 Series B shares at that time.

In December 1996, the Government completed a block sale of 388,000,000 Series B shares, and later in 1997, distributed 2,670,300 Series B shares as an incentive to stockholders who did not sell their shares within one year from the date of the initial public offering. In May 1999, the Government sold 898,000,000 Series B shares.

Under Law No. 1/1995 on Limited Liability Companies, the minimum total par value of the Company’s issued shares of capital stock must be at least 25% of the total par value of the Company’s authorized capital stock, or in the Company’s case Rp5,000,000 million. To comply with the Law, it was resolved at the Annual General Meeting of Stockholders on April 16, 1999 to increase the issued share capital by way of capitalization of certain additional paid-in capital. The bonus shares were distributed to the then existing stockholders in August 1999.

In December 2001, the Government conducted another block sale of 1,200,000,000 shares or 11.9% of the total outstanding Series B shares. In July 2002, the Government sold 312,000,000 shares or 3.1% of the total outstanding Series B shares.

On July 30, 2004, the Annual General Meeting of Stockholders, the minutes of which were notarized by deed No. 26 dated July 30, 2004 of A. Partomuan Pohan, S.H., LLM., resolved to decrease the par value of the Company’s shares from Rp500 to Rp250 by means of a 2-for-1 stock split. The Series A Dwiwarna share with par value of Rp500 was split to one Series A Dwiwarna share with par value of Rp250 and one Series B share with par value of Rp250. As a result of the stock split, the Company’s authorized capital stock increased from one Series A Dwiwarna share and 39,999,999,999 Series B shares to one Series A Dwiwarna share and 79,999,999,999 Series B shares, and the Company’s issued capital stock increased from one Series A Dwiwarna share and 10,079,999,639 Series B shares to one Series A Dwiwarna share and 20,159,999,279 Series B shares. After the stock split, each ADS represented 40 Series B shares.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
b.	Public offering of shares of the Company (continued)

Based on the resolution of the Extraordinary General Meeting of Stockholders on December 21, 2005, the Stockholders authorized the plan to repurchase up to a maximum of 5% of the Company’s issued and outstanding Series B shares for a total repurchase amount not exceeding Rp5,250,000 million. As of July 20, 2006, the Company has repurchased 72,964,500 shares of the Company’s issued and outstanding Series B shares, representing less than 0.5% of the Company’s issued and outstanding Series B shares, for a total repurchase amount of Rp519,886 million.

As of June 30, 2006, all of the Company’s Series B shares were listed on the Jakarta Stock Exchange and Surabaya Stock Exchange and 37,241,194 ADS shares were outstanding on either the New York Stock Exchange or London Stock Exchange.

c.	Subsidiaries

The Company consolidates the following subsidiaries as a result of majority ownership or its right to control operations.

			Percentage of		Start of	Total Assets
			Ownership		Commercial	Before Eliminations
Subsidiaries	Domicile	Nature of Business	2005	2006	Operations	2005	2006
			%	%
PT Pramindo Ikat Nusantara	Medan	Telecommunications construction & services	100	100	1995	1,411,755	1,349,595
PT AriaWest International	Bandung	Telecommunications	100	100	1995	1,206,365	954,776
PT Multimedia Nusantara	Jakarta	Multimedia	100	100	1998	27,073	60,349
PT Graha Sarana Duta	Jakarta	Real estate, construction and services	100	100	1982	87,520	117,889
PT Dayamitra Telekomunikasi	Balikpapan	Telecommunications	100	100	1995	738,058	548,057
PT Indonusa Telemedia	Jakarta	Pay TV	90	96	1997	67,013	61,679
PT Telekomunikasi Selular	Jakarta	Telecommunications	65	65	1995	22,261,045	31,526,321
PT Napsindo Primatel Internasional	Jakarta	Telecommunications	60	60	1999	23,027	5,612
PT Infomedia Nusantara	Jakarta	Data and information service	51	51	1984	327,604	399,396
		System information

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
c.	Subsidiaries (continued)

The Company has indirect investments through its subsidiaries in the following companies:

				Ownership		Start of
			Nature of	Percentage		Commercial
Indirect Subsidiaries	Stockholders	Domicile	Business	2005	2006	Operations
				%	%
Telekomunikasi Selular Finance Limited	PT Telekomunikasi Selular	Mauritius	Fund raising	100	100	2002
Telkomsel Finance B.V.	PT Telekomunikasi Selular	Netherlands	Finance	—	100	2005
Aria West International Finance B.V.	PT AriaWest International	Netherlands	Finance	100	100	1996
PT Balebat Dedikasi Prima	PT Infomedia Nusantara	Bogor	Printing	51	51	2000
PT Finnet Indonesia	PT Multimedia Nusantara	Jakarta	Banking data and communication	—	60	2006
PT Pramindo Ikat Nusantara (“Pramindo”)

Pramindo is the investor in KSO I, the joint operating scheme that provides telecommunications services in Sumatra. On April 19, 2002, the Company entered into a Conditional Sale and Purchase Agreement (“CSPA”) (as amended on August 1, 2002) to acquire 100% of the issued and paid-up share capital of Pramindo. The Company acquired control of Pramindo on August 15, 2002, the date when the Company entered into a Stockholders Voting Agreement pursuant to which the Company obtained the right to vote all Pramindo’s shares and the right to nominate all the members of the Board of Directors and Board of Commissioners of Pramindo.

PT AriaWest International (“AWI”)

AWI is the investor in KSO III, the joint operating scheme that provides telecommunication services in West Java. On May 8, 2002, the Company entered into a Conditional Sale and Purchase Agreement (“CSPA”) to acquire 100% of the issued and paid-up capital of AWI. The acquisition was effective on July 31, 2003, the date when the Company entered into the First Amendment to the Conditional Sale and Purchase Agreement with the stockholders of AWI in which both parties agreed to the Company’s acquisition of AWI (Note 5b).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
c.	Subsidiaries (continued)

PT Multimedia Nusantara (“Metra”)

Metra is engaged in providing multimedia telecommunications services.

On July 21, 2005, the annual general meeting of stockholders of Metra resolved to issue additional share capital totaling Rp26,000 million to the Company. The Company paid the entire amount on October 21, 2005.

PT Graha Sarana Duta (“GSD”)

GSD is currently engaged primarily in leasing of offices as well as providing building management and maintenance services, civil consultant and developer.

On April 6, 2001, the Company acquired a 100% ownership interest in GSD from Koperasi Mitra Duta and Dana Pensiun Bank Duta, for a purchase consideration of Rp119,000 million. This acquisition resulted in goodwill of Rp106,348 million which is being amortized over a period of five years (Note 15).

PT Dayamitra Telekomunikasi (“Dayamitra”)

Dayamitra is the investor in KSO VI, the joint operating scheme that provides telecommunications services in Kalimantan. The Company’s acquisition of a 90.32% ownership interest in Dayamitra was effective on May 17, 2001, the date when the Deed of Share Transfer was signed. The Company also entered into an Option Agreement to acquire the remaining 9.68% interest from the selling stockholders. On December 14, 2004, the Company exercised the option to acquire the remaining 9.68% outstanding shares of Dayamitra by entering into a Sale and Purchase Agreement with TM Communications (HK) Ltd. (Note 5a).

PT Indonusa Telemedia (“Indonusa”)

Indonusa is engaged in providing pay television and content services.

On August 8, 2003, the Company increased its investment in Indonusa from 57.5% to 88.08% through a share-swap agreement with PT Centralindo Pancasakti Cellular (“CPSC”) (Note 11).

Pursuant to the extraordinary meeting of stockholders of Indonusa on October 29, 2003, Indonusa agreed to convert its payable to the Company amounting to Rp13,500 million to 1,350,000 shares of Indonusa. Following such conversion, the Company’s ownership in Indonusa increased from 88.08% to 90.39%.

The Company purchased 5.29% of Indonusa’s shares from PT Megacell Media for Rp4,000 million, thereby increasing the Company’s ownership interest from 90.39% to 95.68% after the settlement of payment on November 22, 2005.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
c.	Subsidiaries (continued)

PT Telekomunikasi Selular (“Telkomsel”)

Telkomsel is engaged in providing telecommunications facilities and mobile cellular services using Global System for Mobile Communication (“GSM”) technology on a nationwide basis.

The Company’s cross-ownership transaction with Indosat in 2001 increased the Company’s ownership interest in Telkomsel to 77.72%.

On April 3, 2002, the Company entered into a Conditional Sale and Purchase Agreement (“CSPA”) with Singapore Telecom Mobile Pte. Ltd. (“Singtel”). Pursuant to the agreement, the Company sold 23,223 ordinary registered shares of Telkomsel, representing 12.72% of the issued and paid-up capital of Telkomsel for a total consideration of US$429.0 million (equivalent to Rp3,948,945 million). This transaction reduced the Company’s ownership in Telkomsel from 77.72% to 65%.

PT Napsindo Primatel Internasional (“Napsindo”)

Napsindo is engaged in providing “Network Access Point” (NAP), “Voice Over Data” (VOD) and other related services.

Based on the notarial deed No. 47 dated December 30, 2002 of Notary H. Yunardi, S.H., the Company purchased 28% of Napsindo’s shares from PT Info Asia Sukses Makmur Mandiri for US$4.9 million (equivalent to Rp43,620 million), thereby increasing the Company’s ownership interest from 32% to 60% after the settlement of payment on January 28, 2003. As of June 30, 2006 the Napsindo’s operation has been frozen.

PT Infomedia Nusantara (“Infomedia”)

Infomedia is engaged in providing telecommunications information services and other information services in the form of print and electronic media. In 2002, Infomedia established a new line of business to provide call center services.

Telekomunikasi Selular Finance Limited (“TSFL”)

Telkomsel has 100% direct ownership interest in TSFL, a company established in Mauritius on April 22, 2002. TSFL’s objective is to raise funds for the development of Telkomsel’s business through the issuance of debenture stock, bonds, mortgages or any other securities.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
c.	Subsidiaries (continued)

Telkomsel Finance B.V. (“TFBV”)

TFBV, a wholly owned subsidiary of Telkomsel, was established in Amsterdam (the Netherlands) on February 7, 2005, for the purpose of borrowing, lending and raising funds, including issuance of bonds, promissory notes or debt instruments.

Aria West International Finance B.V. (“AWI BV”)

AWI BV, a company established in the Netherlands, is a wholly owned subsidiary of AWI. AWI BV is engaged in rendering services in the field of trade and finance.

PT Balebat Dedikasi Prima (“Balebat”)

Infomedia has 51.33% direct ownership interest in Balebat, a company engaged in the printing business, domiciled in Bogor.

PT Finnet Indonesia (“Finnet”)

Finnet is a company established in January 2006 that engaged in banking data and communication. The issued capital is 60% owned by Metra.

d.	Authorization of the financial statements

The consolidated financial statements were authorized for issue by the Board of Directors on July 31, 2006.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company and subsidiaries have been prepared in accordance with accounting principles generally accepted in Indonesia (“Indoesian GAAP”). Indonesian GAAP varies in certain significant respects from accounting principles generally accepted in the United States of America (U.S. GAAP). Information relating to the nature and effect of such differences is presented in Note 55.
a.	Basis for preparation of financial statements

The consolidated financial statements, except for the statements of cash flows, are prepared on the accrual basis of accounting. The measurement basis used is historical cost, except for certain accounts recorded on the basis described in the related accounting policies.

The consolidated statements of cash flows are prepared using the direct method and present the changes in cash and cash equivalents from operating, investing and financing activities.

Figures in the consolidated financial statements are rounded to and presented in millions of Indonesian Rupiah (“Rp”), unless otherwise stated.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
b.	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries in which the Company directly or indirectly has ownership of more than 50%, or the Company has the ability to control the entity, even though the ownership is less than or equal to 50%. Subsidiaries are consolidated from the date on which effective control is obtained and are no longer consolidated from the date of disposal.

All significant inter-company balances and transactions have been eliminated in consolidation.

c.	Transactions with related parties

The Company and subsidiaries have transactions with related parties. The definition of related parties used is in accordance with Indonesian Statement of Financial Accounting Standards (“PSAK”) No. 7, “Related Party Disclosures.”

d.	Acquisitions of subsidiaries

The acquisition of a subsidiary from a third party is accounted for using the purchase method of accounting. Intangible assets acquired in a purchase business combination are amortized over their respective contractual lives. The excess of the acquisition cost over the Company’s interest in the fair value of identifiable assets acquired and liabilities assumed is recorded as goodwill and amortized using the straight-line method over a period of not more than five years.

The Company continually assesses whether events or changes in circumstances have occurred that would require revision of the remaining estimated useful life of intangible assets and goodwill, or whether there is any indication of impairment. If any indication of impairment exists, the recoverable amount of intangible assets and goodwill is estimated based on the expected future cash flows which are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

The acquisition transaction with entities under common control is accounted for in a manner similar to that in pooling of interests accounting (carryover basis). The difference between the consideration paid or received and the related historical carrying amount, after considering income tax effects, is recognized directly in equity and reported as “Difference in value of restructuring transactions between entities under common control” in the stockholders’ equity section (see Note 4).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
e.	Foreign currency translation

The functional currency of the Company and its subsidiaries is the Indonesian Rupiah and the books of accounts of the Company and its subsidiaries are maintained in Indonesian Rupiah. Transactions in foreign currencies are translated into Indonesian Rupiah at the rates of exchange prevailing at transaction date. At the balance sheet date, monetary assets and monetary liability balances denominated in foreign currencies are translated into Indonesian Rupiah based on the buy and sell rates quoted by Reuters prevailing at the balance sheet date. The Reuters buy and sell rates, applied respectively to translate monetary assets and monetary liability balances, were Rp9,745 and Rp9,760 to US$1 as of June 30, 2005, and Rp9,262 and Rp9,267 to US$1 as of June 30, 2006.

The resulting foreign exchange gains or losses, realized and unrealized, are credited or charged to income of the current year, except for foreign exchange differences incurred on borrowings during the construction of qualifying assets which are capitalized to the extent that the borrowings can be attributed to the construction of those qualifying assets (Note 2k).

f.	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and in banks and all unrestricted time deposits with maturities of not more than three months from the date of placement.

g.	Investments
i.	Time deposits

Time deposits with maturities of more than three months are presented as temporary investments.

ii.	Investments in securities

Investments in available-for-sale securities are stated at fair value. Unrealized holding gains or losses on available-for-sale securities are excluded from income of the current year and are reported as a separate component in the stockholders’ equity section until realized. Realized gains or losses from the sale of available-for-sale securities are recognized in the income of the current year, and are determined on a specific-identification basis. A decline in the fair value of any available-for-sale securities below cost that is deemed to be other-than-temporary is charged to income of the current year.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
g.	Investments (continued)
iii.	Investments in associated companies

Investments in shares of stock in which the Company has 20% to 50% of the voting rights, and over which the Company exerts significant influence, but not control, over the financial and operating policies are accounted for using the equity method. Under this method, the Company recognizes the Company’s proportionate share in the income or loss of the associated company from the date that significant influence commences until the date that significant influence ceases. When the Company’s share of loss exceeds the carrying amount of the associated company, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Company has guaranteed obligations of the associated company or committed to provide further financial support to the associated company.

On a continuous basis, but no less frequently than at the end of each year, the Company evaluates the carrying amount of its ownership interests in investee companies for possible impairment. Factors considered in assessing whether an indication of other-than-temporary impairment exists include the achievement of business plan objectives and milestones including cash flow projections and the results of planned financing activities, the financial condition and prospects of each investee company, the fair value of the ownership interest relative to the carrying amount of the investment, the period of time the fair value of the ownership interest has been below the carrying amount of the investment and other relevant factors. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices (if any), projected discounted cash flows or other valuation techniques as appropriate.

Changes in the value of investments due to changes in the equity of associated companies arising from capital transactions of such associated companies with other parties are recognized directly in equity and are reported as “Difference due to change of equity in associated companies” in the stockholders’ equity section. Differences previously credited directly to equity as a result of equity transactions in associated companies are released to the statement of income upon the sale of an interest in the associate in proportion with percentage of the interest sold.

The functional currency of PT Pasifik Satelit Nusantara and PT Citra Sari Makmur is the U.S. Dollar. For the purpose of reporting these investments using the equity method, the assets and liabilities of these companies as of the balance sheet date are translated into Indonesian Rupiah using the rates of exchange prevailing at that date, while revenues and expenses are translated into Indonesian Rupiah at the average rates of exchange for the year. The resulting translation adjustments are reported as part of “Translation adjustment” in the stockholders’ equity section.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
g.	Investments (continued)
iv.	Other investments

Investments in shares of stock with ownership interests of less than 20% that do not have readily determinable fair values and are intended for long-term investments are carried at cost and are adjusted only for other-than-temporary decline in the value of individual investments. Any such write-down is charged directly to income of the current year.
h.	Trade and other accounts receivable

Trade and other accounts receivable are recorded net of an allowance for doubtful accounts, based upon a review of the collectibility of the outstanding amounts at the end of the year. Accounts are written off against the allowance during the period in which they are determined to be not collectible.

Trade and other accounts receivable are recorded at the invoiced amount. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on historical write-off experience. The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days for retail customers are fully provided, and past due balance for non-retail customers over a specified amount are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance sheet credit exposure related to its customers.

i.	Inventories

Inventories, principally consist of components and modules, which are transferred to Property, Plant and Equipment upon use. Inventories also include Subscriber Identification Module (“SIM”) card, Removable User Identity Module (“RUIM”) card and prepaid voucher blanks.

Cost is determined using the weighted average method for components, SIM card, RUIM card and prepaid voucher blanks, and the specific-identification method for modules.

Allowance for obsolescence is primarily based on the estimated forecast of future usage of these items.

j.	Prepaid expenses

Prepaid expenses are amortized over their beneficial periods using the straight-line method.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
k.	Property, plant and equipment – direct acquisitions

Property, plant and equipment directly acquired are stated at cost, except for certain revalued assets, less accumulated depreciation and impairment losses.

Property, plant and equipment, except land, are depreciated using the straight-line method, based on the estimated useful lives of the assets as follows:

Years
Buildings	20
Switching equipment	5—15
Telegraph, telex and data communication equipment	5—15
Transmission installation and equipment	5—20
Satellite, earth station and equipment	3—15
Cable network	5—15
Power supply	3—10
Data processing equipment	3—10
Other telecommunications peripherals	5
Office equipment	3—5
Vehicles	5—8
Other equipment	5
Land is stated at cost and is not depreciated.

When the carrying amount of an asset exceeds its estimated recoverable amount, the asset is written down to its estimated recoverable amount, which is determined based upon the greater of its net selling price or value in use.

The cost of maintenance and repairs is expensed as incurred. Expenditures, which extend the useful life of the asset or result in increased future economic benefits such as increase in capacity or improvement in the quality of output or standard of performance, are capitalized and depreciated based on the applicable depreciation rates.

When assets are retired or otherwise disposed of, their carrying values and the related accumulated depreciation are eliminated from the consolidated financial statements, and the resulting gains or losses on the disposal or sale of property, plant and equipment are recognized in the statement of income.

Computer software used for data processing is included in the value of the associated hardware.

Property under construction is stated at cost until construction is complete, at which time it is reclassified to the specific property, plant and equipment account to which it relates. During the construction period, borrowing costs, which include interest expense and foreign exchange differences incurred to finance the construction of the asset, are capitalized in proportion to the average amount of accumulated expenditures during the period. Capitalization of borrowing cost ceases when the assets are ready for its intended use.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
l.	Property, plant and equipment under capital leases

Property, plant and equipment acquired under capital leases are stated at the present value of minimum lease payments. At inception of the lease, a corresponding liability, which equals to the present value of minimum lease payments, is also recorded and subsequently reduced by the principal component of each minimum lease payment. The interest component of each minimum lease payment is recognized in the statement of income.

Leased assets are capitalized only if all of the following criteria are met: (a) the lessee has an option to purchase the leased asset at the end of the lease period at a price agreed upon at the inception of the lease agreement, and (b) the sum of periodic lease payments, plus the residual value, will cover the acquisition price of the leased asset and related interest, and (c) there is a minimum lease period of at least 2 years.

Leased assets are depreciated using the same method and over the same estimated useful lives used for directly acquired property, plant and equipment.

m.	Revenue-sharing arrangements

The Company records assets under revenue-sharing agreements as “Property, plant and equipment under revenue-sharing arrangements” (with a corresponding initial credit to “Unearned income on revenue-sharing arrangements” presented in the Liabilities section of the balance sheet) based on the costs incurred by the investors as agreed upon in the contracts entered into between the Company and the investors. Property, plant and equipment are depreciated over their estimated useful lives using the straight-line method.

Unearned income related to the acquisition of the property, plant and equipment under revenue-sharing arrangements is amortized over the revenue-sharing period using the straight-line method.

At the end of the revenue-sharing period, the respective property, plant and equipment under revenue-sharing arrangements are reclassified to the “Property, plant and equipment” account.

Revenue earned under revenue-sharing arrangements is recognized on the basis of the Company’s share as provided in the agreement.

n.	Joint operation schemes

Revenues from joint operation schemes include amortization of the investor’s initial payments, Minimum Telkom Revenues (“MTR”) and the Company’s share of Distributable KSO Revenues (“DKSOR”).

Unearned initial investor payments received as compensation from the KSO Investors are presented net of all direct costs incurred in connection with the KSO agreement and are amortized using the straight-line method over the KSO period of 15 years starting from January 1, 1996.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
n.	Joint operation schemes (continued)

MTR are recognized on a monthly basis, based upon the contracted MTR amount for the current year, in accordance with the KSO agreement.

The Company’s share of DKSOR is recognized on the basis of the Company’s percentage share of the KSO revenues, net of MTR and operational expenses of the KSO Units, as provided in the KSO agreements.

Under PSAK No. 39, “Accounting for Joint Operation Schemes”, which supersedes paragraph 14 of PSAK No. 35, “Accounting for Telecommunication Services Revenue”, the assets built by the KSO Investors under the Joint Operation Schemes are recorded in the books of the KSO Investors which operate the assets and are transferred to the Company at the end of the KSO period or upon termination of the KSO agreement.

o.	Deferred charges for landrights

Costs incurred to process and extend the landrights are deferred and amortized using the straight-line method over the term of the landrights.

p.	Treasury Stock

Treasury stock is stated at acquisition cost and is shown under the Stockholders’ Equity section of the consolidated balance sheets. The cost of treasury stock resold is determined by the weighted average method. The difference between the cost of treasury stock resold and the selling price is debited/credited to “Additional Paid-in Capital”.

q.	Revenue and expense recognition
i.	Fixed line telephone revenues

Revenues from fixed line installations are recognized at the time the installations are placed in service. Revenues from usage charges are recognized as customers incur the charges.

ii.	Cellular and fixed wireless telephone revenues

Revenues from service connections (connection fees) are recognized as income at the time the connections occur. Revenues from airtime (for cellular) and monthly subscription charges are recognized as accessed and as earned. Revenues from prepaid card customers, which consist of the sale of starter packs, also known as SIM cards in the case of cellular and RUIM in the case of fixed wireless telephone, and pulse reload vouchers, are recognized as follows:
1.	Sale of starter packs is recognized as revenue upon delivery of the starter packs to distributors, dealers or directly to customers.

2.	Sale of pulse reload vouchers is recognized initially as unearned income and recognized proportionately as revenue based on successful calls made by the subscribers or whenever the unused stored value of the voucher has expired.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
q.	Revenue and expense recognition (continued)
iii.	Interconnection revenues

Revenues from network interconnection with other domestic and international telecommunications carriers are recognized as incurred and are presented net of interconnection expenses.
Expenses are recognized on an accrual basis.

r.	Employee benefits
i.	Pension and post-retirement health care benefit plans

The Company’s net obligations in respect of the defined pension benefit and post-retirement health care benefit plans are calculated at the present value of estimated future benefits that the employees have earned in return for their service in the current and prior periods, deducted by any plan assets. The calculation is performed by an independent actuary using the projected unit credit method.

ii.	Long service awards (“LSA”)

The Company’s employees are entitled to receive certain cash awards based on length of service requirement. The benefits are either paid at the time the employee reaches certain anniversary dates during employment, upon retirement or at the time of termination.

The Company’s obligation with respect to LSA is calculated by an independent actuary using the projected unit credit method.

iii.	Early retirement benefits

Early retirement benefits are accrued at the time the Company makes a commitment to provide early retirement benefits as a result of an offer made in order to encourage voluntary redundancy. The Company is demonstrably committed to a termination when, and only when, the Company has a detailed formal plan for the early retirement and is without realistic possibility of withdrawal.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
s.	Income tax

The Company and subsidiaries apply the asset and liability method of accounting for income tax. Under this method, deferred tax assets and liabilities are recognized for temporary differences between the financial and tax bases of assets and liabilities at each reporting date. This method also requires the recognition of future tax benefits, such as the benefit of tax loss carryforwards, to the extent their realization is probable. Deferred tax assets and liabilities are measured using enacted tax rates at each reporting date which are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Income tax is charged or credited in the statement of income, except to the extent that it relates to items recognized directly in equity, such as difference in value of restructuring transactions between entities under common control (Note 2d) and effect of foreign currency translation adjustment for certain investments in associated companies (Note 2g.iii), in which case income tax is also charged or credited directly to equity.

t.	Earnings per share and earnings per American Depositary Share (“ADS”)

Basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding during the year. Net income per ADS is computed by multiplying basic earnings per share by 40, the number of shares represented by each ADS.

u.	Segment information

The Company and its subsidiaries’ segment information is presented based upon identified business segments. A business segment is a distinguishable unit that provides different products and services and is managed separately. Business segment information is consistent with operating information routinely reported to the Company’s chief operating decision maker.

Segment information is prepared in conformity with the accounting policies adopted for preparing and presenting the consolidated financial statements.

v.	Derivative instruments

Derivative transactions are accounted for in accordance with PSAK 55, “Accounting for Derivative Instruments and Hedging Activities” which requires that all derivative instruments be recognized in the financial statements at fair value. To qualify for hedge accounting, PSAK 55 requires certain criteria to be met, including documentation required to have been in place at the inception of the hedge.

Changes in fair value of derivative instruments that do not qualify for hedge accounting are recognized in the statement of income. If a derivative instrument is designated and qualify for hedge accounting, changes in fair value of derivative instruments are recorded as adjustments to the assets or liabilities being hedged in the income of the current year or in the stockholders’ equity, depending on the type of hedge transaction represented and the effectiveness of the hedge.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
w.	Use of estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the carrying amount of property, plant and equipment and intangible assets, valuation allowance for receivables and obligations related to employee benefits. Actual results could differ from those estimates.
3.	TRANSLATION OF RUPIAH INTO UNITED STATES DOLLARS

The consolidated financial statements are stated in Indonesian Rupiah. The translations of Indonesian Rupiah amounts into United States Dollars are included solely for the convenience of the readers and have been made using the average of the market buy and sell rates of Rp9,264 to US$1 published by Reuters on June 30, 2006. The convenience translations should not be construed as representations that the Indonesian Rupiah amounts have been, could have been, or could in the future be, converted into United States Dollars at this or any other rate of exchange.

4.	CHANGES IN METHODS OF ACCOUNTING
a.	Employee Benefits

In June 2004, the Indonesian Financial Accounting Standards Board issued PSAK No. 24 (Revised 2004), “Employee Benefits” (PSAK 24R), which is a revision of PSAK No. 24, “Accounting for Pension Benefits.” PSAK 24R changes, for the Company, the method of accounting for its employee benefit plans by requiring the vested portion of prior service cost be immediately recognized and that the cumulative unrecognized actuarial gain or loss exceeding ten percent of the greater of the present value of the projected benefit obligation and the fair value of plan assets be amortized over the expected average remaining working lives of the employees participating in the plan.

PSAK 24R requires the Company to adopt its provisions retrospectively as of January 1, 2004, (the “Transition Date”) by way of the recognition of: (i) a liability computed in accordance with the provisions of PSAK 24R determined as of the Transition Date (the “Transition Liability”) and (ii) the difference between the Transition Liability and the liability previously recognized for employee benefits as of the same date pursuant to then in effect accounting standards, as a cumulative effect of a change in method of accounting in stockholders’ equity. Accordingly, the Company has restated its accompanying consolidated balance sheet as of the Transition Date by increasing its liability for employee benefits previously reported by Rp3,218,724 million with a corresponding decrease in consolidated stockholders’ equity of Rp2,618,665 million, net of tax of Rp600,059 million. The adoption of PSAK 24R in 2005, has resulted in an increase to previously reported net income for the six months period ended June 30, 2005 in the amount of Rp179,733 million, net of tax of Rp41,988 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
4.	CHANGES IN METHODS OF ACCOUNTING (continued)
b.	The changes of estimated useful life of WLL equipments

In 2005, the Government of Indonesia, in its efforts to rearrange the frequency spectra utilized by telecommunications industry, issued a series of regulations which caused the Company no longer be able to utilize certain frequency spectra it currently uses to support its fixed wireline cable network by the end of 2006. As a result of these regulations, certain of the Company’s cable network facilities, which primarily comprise of Wireless Local Loop (“WLL”) and Approach Link equipment, operating in the affected frequency spectra can no longer be used by the end of 2006.

Following the Government’s decisions, at the end of 2005 the Company assess the useful life and resulted to change the estimated remaining useful lives of WLL and Approach Link equipment included in cable network and the Jakarta and West Java BSS equipment included in transmission installation and equipment to have been fully depreciated by December 31, 2006 and June 30, 2007, respectively. The change has resulted in an decrease to previously reported net income for the six months period ended June 30, 2005 in the amount of Rp79,515 million, net of tax of Rp34,078 million.

c.	Restructuring Transactions Between Entities Under Common Control

In July 2004, the Indonesian Financial Accounting Standards Board issued PSAK No. 38 (Revised 2004), “Accounting for Restructuring Transactions between Entities under Common Control,” (“PSAK 38R”). PSAK 38R changes the Company’s method of accounting for previously recorded restructuring transactions between entities under common control when certain conditions are met. The provisions of PSAK 38R were effective for the Company beginning January 1, 2005, the initial application date.

Pursuant to a ruling issued by the Indonesian Capital Market and Financial Institution Supervisory Agency (“BAPEPAM”) regarding the initial application of PSAK 38R by public entities, the Company is required to reclassify the previously recorded difference in value of restructuring transactions between entities under common control as a direct adjustment to retained earnings as of the initial application date when the common control relationship between the transacting parties no longer exists as of January 1, 2005.

As discussed in Note 30, the difference in value of restructuring transactions between entities under common control as of January 1, 2005 amounting to Rp7,288,271 million arose from transactions between the Company and Indosat, which at the time of the transactions was also controlled by the Government and therefore was an entity under common control with the Company. This common control relationship ceased to exist in December 2002 when the Government sold its 41.94% ownership interest in Indosat to STT Communications Ltd. (“STTC”) and waived its special voting rights with respect to the Series A Dwiwarna share. In accordance with the BAPEPAM ruling, the Company has reclassified the difference in value of restructuring transactions between entities under common control resulting from the cross-ownership transactions and acquisition of Pramindo as a charge to retained earnings as of January 1, 2005. This reclassification has no effect on net consolidated stockholders’ equity.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
4.	CHANGES IN METHODS OF ACCOUNTING (continued)
The effects of this restatement on previously reported consolidated financial statements as of and for the six months period ended June 30, 2005 for the application of PSAK 24R, changes in the estimated useful life of WLL equipments and Restructuring Transactions Between Entities Under Common Control is summarized below. This restatement had no net effect on previously reported net cash provided by operating activities, net cash used in investing activities and net cash used in financing activities in the consolidated statements of cash flows.

	As Previously
	Reported	As Restated
Balance sheet:
Assets:
Property, plant and equipment	41,103,370	40,989,777
Prepaid pension benefit costs	43,020	1,362
Total non-current assets	47,847,867	47,692,616
Total assets	58,638,578	58,483,327

Liabilities:
Accrued expenses	1,343,184	1,286,390
Total current liabilities	14,587,535	14,530,741
Deferred income tax liabilities — net	3,127,699	2,711,005
Accrued long service awards	569,599	481,721
Accrued post-retirement health care benefits	1,886,327	2,947,126
Accrued pension and other post-retirement benefits costs	21,677	1,400,080
Total non-current liabilities	17,937,206	19,871,836
Total liabilities	32,524,741	34,402,577

Stockholders’ equity:
Difference in value of restructuring transactions between entities under common control	(7,288,271)	—
Retained earnings — unappropriated	19,737,484	10,416,126
Total stockholders’ equity	20,985,173	18,952,086

Statement of income:
Operating expenses — depreciation	3,189,975	3,303,568
Operating expenses — personnel	3,745,204	3,523,483
Total operating expenses	11,403,606	11,295,478
Operating income	7,980,984	8,089,112
Income before tax	7,385,304	7,493,432
Tax expense	(2,321,419)	(2,329,329)
Net income	3,703,193	3,803,411

Net income per share — in full Rupiah amount	183.69	188.66
Net income per ADS — in full Rupiah amount	7,347.73	7,546.45

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
5.	ACQUISITION OF KSO INVESTORS AND KSO IV
a.	Dayamitra

In connection with the acquisition of 90.32% of the shares of Dayamitra on May 17, 2001, the Company also entered into the following agreements:
1.	Option Agreement

The Company entered into an Option Agreement with TM Communications (HK) Ltd (“TMC”), providing the Company with an option to acquire the remaining 9.68% equity interest in Dayamitra, referred to as the Option Share. Under the agreement, TMC, the selling stockholder, granted the Company an exclusive option to purchase full and legal title to the Option Share (the “Call Option”), and the Company granted the selling stockholder an exclusive option to sell to the Company full legal title to those shares (the “Put Option”).

In consideration for the grant of the options, the Company paid to the selling stockholder the option purchase price of US$6.3 million plus US$1 million as payment for Dayamitra’s adjusted working capital, or a total of US$7.3 million. The amount was payable in eight quarterly installments of US$0.9 million beginning on August 17, 2001 and ending on May 17, 2003. Payments were made through an escrow account established under the Escrow Agreement discussed below.

The Company was entitled to exercise the option any time after Dayamitra satisfied all of its obligations under the JBIC (formerly J-Exim) loan beginning on May 17, 2003 and until five business days prior to March 26, 2006. The strike price payable by the Company to the selling stockholder for the Option Shares upon exercise of the option was US$16.2 million less certain amounts that are stipulated in the Option Agreement.

Dayamitra repaid the JBIC loan and the JBIC loan agreement was terminated on March 25, 2003.

On December 14, 2004, the Company exercised the option by entering into a Sale and Purchase Agreement to acquire TMC’s 9.68% outstanding shares in Dayamitra with the strike price of US$16.2 million which the payment will be due on March 26, 2006. Payment of the strike price will be made through an escrow account established under the Escrow Agreement discussed below. The Company is required to deposit US$12.6 million (representing the strike price of US$16.2 million less funds available in the escrow account on November 30, 2004 of US$2.4 million and withholding tax of US$1.2 million) in sixteen monthly installments of US$0.8 million beginning on December 26, 2004 through March 26, 2006.

The purchase price for 9.68% outstanding shares of Dayamitra was US$22.1 million or equivalent to Rp203,028 million which represents the present value of the option strike price (US$16.2 million) using a discount rate of 7.5% at the acquisition date plus the option purchase price (US$6.3 million) and payment for Dayamitra’s adjusted working capital (US$1 million). This additional acquisition resulted in intangible assets of Rp231,477 million. The amount is being amortized over the then remaining term of the KSO agreement of 6 years (Note 15). There was no goodwill arising from this additional acquisition. Had this acquisition taken place on January 1 of the previous year, consolidated net income would not have been significantly different from the reported amounts.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
5.	ACQUISITION OF KSO INVESTORS AND KSO IV (continued)
a.	Dayamitra (continued)
As of June 30, 2005 and 2006, the remaining option strike price to be paid to TMC, before unamortized discount, amounted to US$15.0 million (equivalent Rp146,664 million) and nil (Note 25). As of March 27, 2006, the option strike price has been fully repaid.
2.	Escrow Agreement

An Escrow Agreement dated May 17, 2001, was entered into by and among the Company, Dayamitra, PT Intidaya Sistelindomitra (“Intidaya”), Cable and Wireless plc (“C&W plc”), PT Mitracipta Sarananusa (“Mitracipta”), TMC, Tomen Corporation (“Tomen”), Citibank N.A. Singapore (the Singapore Escrow Agent) and Citibank N.A. Jakarta (the Jakarta Escrow Agent), to establish an Escrow Account and facilitate the payment (Note 16).
b.	AWI

Effective on July 31, 2003 (the “closing date”), the Company acquired 100% of the outstanding common stock of AWI, the investor in KSO III, for approximately Rp1,141,752 million plus the assumption of AWI’s debts of Rp2,577,926 million. The purchase consideration included non-interest bearing promissory notes with a face value of US$109.1 million (Rp927,272 million), of which the present value at the discount rate of 5.16% at the closing date was estimated to be US$92.7 million (Rp788,322 million). The promissory notes are to be paid in 10 equal semi-annual installments beginning July 31, 2004.

The acquisition of AWI has been accounted for using the purchase method of accounting. There was no goodwill arising from this acquisition. The following table summarizes the final purchase price allocation of the acquired assets and assumed liabilities based on estimates of their respective fair values at the closing date:

Rp
Distributable KSO revenue receivable	540,267
Property, plant and equipment	1,556,269
Intangible assets	1,982,564
Other assets	34,372
Deferred tax liabilities	(393,794)

Fair value of net assets acquired	3,719,678
Borrowings assumed	(2,577,926)

Amount of cash and promissory notes given up	1,141,752

Intangible assets identified from this acquisition represent right to operate the business in the KSO area and the amount is being amortized over the then remaining term of the KSO agreement of 7.4 years (Note 15).

The Company’s consolidated results of operations include the operating results of AWI since July 31, 2003, the date of acquisition.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
5.	ACQUISITION OF KSO INVESTORS AND KSO IV (continued)
b.	AWI (continued)

The outstanding promissory notes issued for the acquisition of AWI are presented as “Liabilities of business acquisitions” in the consolidated balance sheets as of June 30, 2005 and 2006 (Note 25). As of June 30, 2005 and 2006, the outstanding promissory notes, before unamortized discount, amounted to US$87.2 million (Rp851,782 million) and US$62.2 million (Rp567,288 million), respectively.

The allocation of the acquisition cost described above was based on an independent appraisal of fair values.

c.	Amendment of the Joint Operation Scheme in Regional Division IV (“KSO IV”)

On January 20, 2004, the Company and PT Mitra Global Telekomunikasi Indonesia (“MGTI”), the investor in KSO IV, entered into an agreement to amend and restate their joint operation agreement (“KSO agreement”). The principal provisions in the original KSO agreement that have been amended are:
•	The rights to operate fixed-line telecommunications services are transferred to the Company, where KSO IV is operated under the management, supervision, control and responsibility of the Company.

•	Responsibilities for funding construction of new telecommunication facilities and payments of operating expenses incurred in KSO IV are assigned to the Company.

•	Risk of loss from damages or destruction of assets operated by KSO IV is transferred to the Company.

•	At the end of the KSO period (December 31, 2010), all rights, title and interest of MGTI in existing property, plant and equipment (including new additional installations) and inventories shall be transferred to the Company at no cost.

•	The Company’s rights to receive Minimum Telkom Revenues (“MTR”) and share in Distributable KSO Revenues (“DKSOR”) under the original KSO agreement were amended so that MGTI receives fixed monthly payments (“Fixed Investor Revenues”) beginning in February 2004 through December 2010 totaling US$517.1 million and the Company is entitled to the balance of KSO revenues net of operating expenses and payments to MGTI for Fixed Investor Revenues. In addition, payments for Fixed Investor Revenues must be made to MGTI before any payments can be made to the Company.

•	In the event funds in KSO IV are insufficient to pay Fixed Investor Revenues to MGTI, the Company is required to pay the shortfall to MGTI.
As a result of the amendment of the KSO agreement, the Company obtained the legal right to control financial and operating decisions of KSO IV. Accordingly, the Company has accounted for this transaction as a business combination using the purchase method of accounting.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
5.	ACQUISITION OF KSO INVESTORS AND KSO IV (continued)
c.	Amendment of the Joint Operation Scheme in Regional Division IV (“KSO IV”) (continued)

The purchase price for this transaction was approximately US$390.7 million or equivalent to Rp3,285,362 million which represents the present value of fixed monthly payments (totaling US$517.1 million) to be paid to MGTI beginning in February 2004 through December 2010 using a discount rate of 8.3% plus direct cost of the business combination. The allocation of the acquisition cost was as follows:

Rp
Property, plant and equipment	2,377,134
Intangible assets	908,228

Total purchase consideration	3,285,362

The allocation of the acquisition cost described above was based on an independent appraisal of fair values. Intangible assets identified from this acquisition represent right to operate the business in the KSO area and the amount is being amortized over the remaining term of the KSO agreement of 6.9 years (Note 15). There was no goodwill arising from this acquisition.

The Company’s consolidated results of operations include the operating results of KSO IV since February 1, 2004 being the nearest convenient balance date.

As of June 30, 2005 and 2006, the remaining monthly payments to be made to MGTI, before unamortized discount, amounted to US$428.3 million (Rp4,180,533 million) and US$357.3 million (Rp3,311,022 million) and is presented as “Liabilities of business acquisitions” (Note 25).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
6.	CASH AND CASH EQUIVALENTS

	2005	2006
Cash on hand	27,385	29,407

Cash in banks
Related parties
Rupiah
Bank Mandiri	98,599	81,334
Bank Negara Indonesia	265,130	50,530
Bank Rakyat Indonesia	9,104	1,414
Bank Pos Nusantara	1,404	1,929

Total	374,237	135,207

Foreign currencies
Bank Mandiri	101,325	47,686
Bank Negara Indonesia	2,042	4,755
Bank Rakyat Indonesia	649	622

Total	104,016	53,063

Total — related parties	478,253	188,270

Third parties
Rupiah
ABN AMRO Bank	105,728	108,837
Bank Bukopin	1,564	12,772
Bank Central Asia	5,612	10,686
Deutsche Bank	21,710	5,363
Lippo Bank	1,548	4,587
Citibank NA	324	2,034
Bank Niaga	1,762	512
Bank Danamon	552	375
Bank Mega	683	293
Bank Bumi Putra Indonesia	—	95
Bank Internasional Indonesia	1,517	14
Bank Buana Indonesia	1,216	3
Bank Muamalat Indonesia	75	—

Total	142,291	145,571

Foreign currencies
Citibank NA	6,619	5,413
Deutsche Bank	3,384	1,345
ABN AMRO Bank	109	135
Standard Chartered Bank	98	94
Bank Internasional Indonesia	14	87
Bank Daichi	—	59
Bank Central Asia	98	30
The Bank of Tokyo Mitsubishi	15	—

Total	10,337	7,163

Total — third parties	152,628	152,734

Total cash in banks	630,881	341,004

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
6.	CASH AND CASH EQUIVALENTS (continued)

	2005	2006
Time deposits
Related parties
Rupiah
Bank Mandiri	1,252,071	1,835,858
Bank Negara Indonesia	343,640	1,551,285
Bank Rakyat Indonesia	347,165	573,035
Bank Tabungan Negara	80,155	201,290

Total	2,023,031	4,161,468

Foreign currencies
Bank Mandiri	—	716,600
Bank Negara Indonesia	100	5,192

Total	100	721,792

Total — related parties	2,023,131	4,883,260

Third parties
Rupiah
Standard Chartered Bank	520,220	949,900
Deutsche Bank	810,500	699,240
Bank Niaga	108,520	183,700
Citibank NA	—	152,350
The Hongkong and Shanghai Banking Corporation	—	150,000
Bank Jabar	87,080	137,860
Bank Mega	76,145	97,975
Bank Danamon	61,535	96,215
Bank Bukopin	75,135	95,470
Bank NISP	64,070	44,015
Bank BTPN	61,955	43,330
Bank Syariah Mega Indonesia	10,000	14,265
Bank Muamalat Indonesia	9,000	21,085
Bank Yudha Bhakti	—	8,000
Bank Permata	—	2,000
Bank Nusantara Parahyangan	—	1,000
Bank Bumi Putra Indonesia	18,303	—
Bank Internasional Indonesia	6,000	—

Total	1,908,463	2,696,405

Foreign currencies
Deutsche Bank	1,231,483	1,396,177
The Hongkong and Shanghai Banking Corporation	188,529	—

Total	1,420,012	1,396,177

Total — third parties	3,328,475	4,092,582

Total time deposits	5,351,606	8,975,842

Total cash and cash equivalents	6,009,872	9,346,253

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
6.	CASH AND CASH EQUIVALENTS (continued)

Range of interest rates per annum for time deposits is as follows:

	2005	2006
Rupiah	4.00% - 7.86%	4.50% - 12.50%
Foreign currencies	0.65% - 2.50%	3.25% - 3.50%
The related parties which the Company places its funds are Government-owned banks. The Company places a majority of its cash and cash equivalents in these banks because they have the most extensive branch network in Indonesia and are considered to be financially sound banks as they are owned by the Government.

Refer to Note 46 for details of related party transactions.

7.	TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable from related parties and third parties arise from services provided to both retail and non-retail customers.
a.	By Debtor

Related parties:

	2005	2006
Government agencies	364,016	542,090
KSO Units	150,211	147,190
PT Citra Sari Makmur	1,314	22,186
PT Patra Telekomunikasi Indonesia	—	9,071
PT Aplikanusa Lintasarta	3	3
Others	62,532	13,956

Total	578,076	734,496
Allowance for doubtful accounts	(115,673)	(112,975)

Net	462,403	621,521

Trade accounts receivable from certain related parties are presented net of the Company’s liabilities to such parties due to legal right of offset in accordance with agreements with those parties.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
7.	TRADE ACCOUNTS RECEIVABLE (continued)
a.	By Debtor (continued)

Third parties:

	2005	2006
Residential and business subscribers	3,256,748	3,398,431
Overseas international carriers	250,276	321,734

Total	3,507,024	3,720,165
Allowance for doubtful accounts	(543,659)	(652,856)

Net	2,963,365	3,067,309

b.	By Age

Related parties:

	2005	2006
Up to 6 months	415,934	562,720
7 to 12 months	45,950	34,229
13 to 24 months	85,369	79,383
More than 24 months	30,823	58,164

Total	578,076	734,496
Allowance for doubtful accounts	(115,673)	(112,975)

Net	462,403	621,521

Third parties:

	2005	2006
Up to 3 months	1,875,396	2,977,468
More than 3 months	1,631,628	742,697

Total	3,507,024	3,720,165
Allowance for doubtful accounts	(543,659)	(652,856)

Net	2,963,365	3,067,309

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
7.	TRADE ACCOUNTS RECEIVABLE (continued)
c.	By Currency

Related parties

	2005	2006
Rupiah	576,027	710,551
United States Dollar	2,049	23,945

Total	578,076	734,496
Allowance for doubtful accounts	(115,673)	(112,975)

Net	462,403	621,521

Third parties

	2005	2006
Rupiah	3,263,748	3,414,673
United States Dollar	243,276	305,492

Total	3,507,024	3,720,165
Allowance for doubtful accounts	(543,659)	(652,856)

Net	2,963,365	3,067,309

d.	Movements in the allowance for doubtful accounts

	2005	2006
Beginning balance	522,066	685,668
Additions	220,725	268,331
Bad debts write-off	(83,459)	(188,168)

Ending balance	659,332	765,831

Management believes that the allowance for doubtful receivables is adequate to cover probable losses on uncollectible accounts.

Except for the amounts receivable from Government Agencies, management believes that there are no significant concentrations of credit risk on these receivables.

Refer to Note 46 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
8.	INVENTORIES

	2005	2006
Components	44,059	43,422
Allowance for obsolescence	(10,992)	(8,107)

Net	33,067	35,315

Modules	98,705	103,251
Allowance for obsolescence	(37,451)	(41,305)

Net	61,254	61,946

SIM cards, RUIM cards and prepaid voucher blanks	45,554	81,370
Allowance for obsolescence	(195)	(190)

Net	45,359	81,180

Total	139,680	178,441

Movements in the allowance for obsolescence are as follows:

	2005	2006
Beginning balance	53,719	48,347
Additions	787	1,304
Inventory write-off	(5,868)	(49)

Ending balance	48,638	49,602

Management believes that the allowance is adequate to cover probable losses from decline in inventory value due to obsolescence.

At June 30, 2006, inventory held by a certain subsidiary was insured against fire, theft and other specified risks for US$0.6 million. Management believes that the insurance amount is adequate to cover such risks.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
9.	PREPAID EXPENSES

	2005	2006
Rental	584,621	892,829
Salary	308,352	264,258
Insurance	14,058	17,469
Telephone directory issuance cost	—	30,675
Other	91,527	33,580

Total	998,558	1,238,811

10.	OTHER CURRENT ASSETS

	2005	2006
Bank Mandiri	44,827	155,018
Deutsche Bank and Citibank	981	—

Total	45,808	155,018

As of June 31, 2005, the balance consists of the Company’s time deposits of US$4.6 million (Rp44,827 million) pledged as collateral for credit facility obtained by Napsindo (Note 20c) and Rp981 million pledged as collateral for bank guarantees.

As of June 30, 2006, the balance consists of the Company’s time deposits of US$13.6 million (Rp126,003 million) and Rp29,015 million pledged as collateral for bank guarantees.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
11.	LONG-TERM INVESTMENTS

	2005
	Percentage
	of	Opening	Addition /	Equity in	Translation	Ending
	Ownership	Balance	(Deduction)	Net Income	Adjustment	Balance
Equity method:
PT Citra Sari Makmur	25.00	60,116	—	2,044	1,657	63,817
PT Patra Telekomunikasi Indonesia	30.00	12,421	—	4,748	—	17,169
PT Pasifik Satelit Nusantara	43.69	—	—	—	—	—

		72,537	—	6,792	1,657	80,986

Cost method:
Bridge Mobile Pte. Ltd.	14.29	9,290	—	—	—	9,290
PT Batam Bintan Telekomunikasi	5.00	587	—	—	—	587
PT Pembangunan Telekomunikasi Indonesia	3.18	199	—	—	—	199
PT Mandara Selular Indonesia	3.13	—	—	—	—	—

		10,076	—	—	—	10,076

		82,613	—	6,792	1,657	91,062

	2006
	Percentage
	of	Opening		Equity in	Translation	Ending
	Ownership	Balance	Addition	Net Income	Adjustment	Balance
Equity method:
PT Citra Sari Makmur	25.00	66,254	—	(2,052)	(55)	64,147
PT Patra Telekomunikasi Indonesia	40.00	25,070	—	(1,167)	—	23,903
PT Pasifik Satelit Nusantara	22.38	—	—	—	—	—

		91,324	—	(3,219)	(55)	88,050

Cost method:
Bridge Mobile Pte. Ltd.	12.50	9,290	—	—	—	9,290
PT Batam Bintan Telekomunikasi	5.00	587	—	—	—	587
PT Pembangunan Telekomunikasi Indonesia	3.18	199	—	—	—	199

		10,076	—	—	—	10,076

		101,400	—	(3,219)	(55)	98,126

a.	PT Citra Sari Makmur (“CSM”)

CSM is engaged in providing Very Small Aperture Terminal (“VSAT”), network application services and consulting services on telecommunications technology and related facilities.

As of June 30, 2005 and 2006, the carrying amount of investment in CSM was equal to the underlying equity in net assets of CSM.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
11.	LONG-TERM INVESTMENTS (continued)
b.	PT Patra Telekomunikasi Indonesia (“Patrakom”)

Patrakom is engaged in providing satellite communication system services, related services and facilities to companies in the petroleum industry.

On August 26, 2005, the Company purchased 10% of Patrakom’s outstanding shares from Indosat for Rp4,250 million, thereby increasing the Company’s ownership interest from 30% to 40%.

As of June 30, 2005 and 2006, the carrying amount of investment in Patrakom was approximate to the underlying equity in net assets of Patrakom.

c.	PT Pasifik Satelit Nusantara (“PSN”)

PSN is engaged in providing satellite transponder leasing and satellite-based communication services in the Asia Pacific region.

As of December 31, 2001, the Company’s share of losses in PSN has exceeded the carrying amount of the investment. Accordingly, the investment has been reduced to zero.

On August 8, 2003, as a result of share-swap transaction with CPSC, the Company’s interest in PSN effectively increased to 43.69%. The Company decided to increase its ownership interest in PSN as part of the share-swap transactions that was premised on the Company’s assessment that PSN’s satellite services will allow it to capitalize on a government program which calls for the provision of telecommunication services to remote areas of Indonesia.

In 2005, the Company’s ownership interest was diluted to 35.5% as a result of debt to equity conversions consummated by PSN.

On January 20, 2006, PSN’s stockholders agreed to issue new shares to a new stockholder. The issuance of new shares resulted in dilution of the Company’s interest in PSN to 22.38%

d.	Bridge Mobile Pte. Ltd

On November 3, 2004, Telkomsel together with six other international mobile operators in Asia Pacific established Bridge Mobile Pte. Ltd. (Singapore), a company that is engaged in providing regional mobile services in the Asia Pacific region.

Telkomsel contributed US$1.0 million (Rp9,290 million) which represents a 14.286% ownership interest.

On April 14, 2005, Telkomsel’s ownership interest was diluted to 12.50% following issuance of new shares by Bridge Mobile Pte. Ltd to a new stockholder.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
11.	LONG-TERM INVESTMENTS (continued)
e.	PT Batam Bintan Telekomunikasi (“BBT”)

BBT is engaged in providing fixed line telecommunication services at Batamindo Industrial Park in Muka Kuning, Batam Island and at Bintan Beach International Resort and Bintan Industrial Estate in Bintan Island.

f.	PT Pembangunan Telekomunikasi Indonesia (“Bangtelindo”)

Bangtelindo is primarily engaged in providing consultancy services on the installation and maintenance of telecommunications facilities.

g.	PT Mandara Selular Indonesia (“Mobisel”)

Mobisel is engaged in providing mobile cellular services and related facilities. These services were previously provided by the Company under a revenue-sharing arrangement with PT Rajasa Hazanah Perkasa (“RHP”). The capital contribution made by the Company of Rp10,398 million represented a 25% equity ownership in Mobisel.

As of December 31, 2002, the value of investment has been reduced to zero because the Company’s share of loss exceeded the carrying amount of investment in Mobisel.

In July 2003 and January 2004, Mobisel carried out a series of debt to equity conversions resulting in dilution of the Company’s ownership interest to 6.4%.

On December 20, 2004, Mobisel’s stockholders agreed to issue 306,000,000 new Series B shares to a new stockholder and an existing stockholder. The issuance of 306,000,000 new Series B shares resulted in dilution of the Company’s interest in Mobisel to 3.63%.

On May 27, 2005, the Company’s ownership interest was further diluted to 1.33% following the issuance of 1,179,418,253 new Series B shares by Mobisel.

On January 13, 2006, the Company sold its entire ownership interest in Mobisel to Twinwood Ventures Limited (third party) for Rp22,561 million. The resulting gain on the sale was not significant to the consolidated statement of income.
On August 8, 2003, the Company and PT Centralindo Pancasakti Cellular (“CPSC”) signed a share-swap agreement (“KMT-IP share-swap transaction”) in which the Company delivered its 14.20% outstanding shares in PT Komunikasi Selular Indonesia (“Komselindo”), its 20.17% outstanding shares in PT Metro Selular Nusantara (“Metrosel”), and its 100% outstanding shares in PT Telekomindo Selular Raya (“Telesera”) to CPSC. In return, CPSC delivered its 30.58% outstanding shares in PT Indonusa Telemedia (“Indonusa”), 21.12% outstanding shares in PT Pasifik Satelit Nusantara (“PSN”) and paid cash of Rp5,398 million to the Company.
From the KMT–IP share-swap transaction, the Company recognized a loss of Rp47,307 million being the difference between the fair value of assets received and the carrying amount of the Company’s investments given to CPSC, and reversal of difference due to change of equity in Metrosel previously recognized directly in equity.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
12.	PROPERTY, PLANT AND EQUIPMENT

	January 1,				June 30,
	2005	Additions	Deductions	Reclassifications	2005
At cost or revalued amounts:
Direct acquisitions
Land	327,339	9,837	(21,100)	(225)	315,851
Buildings	2,170,055	64,147	(2,527)	4,461	2,236,136
Switching equipment	10,360,100	11,405	—	121,386	10,492,891
Telegraph, telex and data communication equipment	213,855	992	—	(353)	214,494
Transmission installation and equipment	26,922,143	2,673,393	—	7,807	29,603,343
Satellite, earth station and equipment	3,354,803	31,284	—	(494,322)	2,891,765
Cable network	17,701,074	133,162	(413)	391,997	18,225,820
Power supply	1,194,710	7,101	—	50,130	1,251,941
Data processing equipment	3,786,741	291,329	—	(2,393)	4,075,677
Other telecommunications peripherals	824,634	71,392	—	(2,052)	893,974
Office equipment	661,666	34,638	—	6,483	702,787
Vehicles	191,403	12	(822)	(475)	190,118
Other equipment	112,626	1,952	—	—	114,578
Property under construction:
Buildings	53,412	4,778	—	(1,155)	57,035
Switching equipment	—	97	—	—	97
Transmission installation and equipment	175,131	861,990	—	(8,403)	1,028,718
Satellite, earth station and equipment	776,899	—	—	—	776,899
Cable network	25,508	528,033	—	(287,544)	265,997
Power supply	69	3,481	—	—	3,550
Data processing equipment	16,681	2,679	—	(10,891)	8,469
Other telecommunications peripherals	—	1,029	—	—	1,029
Leased assets
Vehicles	413	—	—	—	413

Total	68,869,262	4,732,731	(24,862)	(225,549)	73,351,582

Accumulated depreciation:
Direct acquisitions
Buildings	952,638	68,203	(1,370)	159	1,019,630
Switching equipment	5,601,273	384,477	—	91,095	6,076,845
Telegraph, telex and data communication equipment	198,653	1,658	—	(10)	200,301
Transmission installation and equipment	8,208,259	1,431,473	—	(13,476)	9,626,256
Satellite, earth station and equipment	1,532,282	101,265	(413)	(446,879)	1,186,255
Cable network	8,235,661	874,012	—	117,417	9,227,090
Power supply	904,780	42,368	—	49,696	996,844
Data processing equipment	2,112,821	306,356	—	(11,232)	2,407,945
Other telecommunications peripherals	712,578	35,613	—	6,390	754,581
Office equipment	562,757	19,761	(807)	2,727	584,438
Vehicles	180,864	2,735	—	(475)	183,124
Other equipment	94,527	3,885	—	—	98,412
Leased assets
Vehicles	70	14	—	—	84

Total	29,297,163	3,271,820	(2,590)	(204,588)	32,361,805

Net Book Value	39,572,099				40,989,777

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
12. PROPERTY, PLANT AND EQUIPMENT (continued)

	January 1,				June 30,
	2006	Additions	Deductions	Reclassifications	2006
At cost or revalued amounts:
Direct acquisitions
Land	334,447	39,200	(1,942)	—	371,705
Buildings	2,567,559	14,940	—	43,585	2,626,084
Switching equipment	10,829,881	31,746	—	1,062,665	11,924,292
Telegraph, telex and data communication equipment	215,792	—	—	—	215,792
Transmission installation and equipment	31,554,134	324,764	(726,972)	3,043,249	34,195,175
Satellite, earth station and equipment	4,944,004	47,661	(34)	(5,542)	4,986,089
Cable network	18,697,500	94,987	—	(39,621)	18,752,866
Power supply	1,312,395	5,186	—	64,686	1,382,267
Data processing equipment	7,842,373	57,450	—	364,145	8,263,968
Other telecommunications peripherals	904,151	102	(35)	(301)	903,917
Office equipment	649,938	7,437	—	504	657,879
Vehicles	186,383	1,707	(736)	(2,468)	184,886
Other equipment	115,544	1,256	—	—	116,800
Property under construction:
Buildings	21,775	60,284	—	(43,699)	38,360
Switching equipment	13,172	1,194,686	—	(1,062,627)	145,231
Transmission installation and equipment	714,399	3,540,976	—	(3,040,475)	1,214,900
Satellite, earth station and equipment	133	—	—	(119)	14
Cable network	3,771	26,952	—	(28)	30,695
Power supply	61	67,559	—	(63,321)	4,299
Data processing equipment	1,567,260	371,410	—	(371,564)	1,567,106
Other telecommunications peripherals	3,524	—	—	—	3,524
Leased assets
Vehicles	330	—	—	—	330
Transmission installation and equipment	257,380	6,287	—	—	263,667

Total	82,735,906	5,894,590	(729,719)	(50,931)	87,849,846

Accumulated depreciation and impairment:
Direct acquisitions
Buildings	1,109,838	108,185	—	19	1,218,042
Switching equipment	6,472,592	711,533	—	1,228	7,185,353
Telegraph, telex and data communication equipment	201,527	19,513	—	—	221,040
Transmission installation and equipment	11,991,282	1,737,950	(726,980)	(8)	13,002,244
Satellite, earth station and equipment	1,306,061	271,876	—	—	1,577,937
Cable network	10,331,744	679,204	—	64,302	11,075,250
Power supply	1,032,190	138,994	—	1,627	1,172,811
Data processing equipment	2,938,131	534,405	—	(2,615)	3,469,921
Other telecommunications peripherals	793,983	30,017	(1)	(301)	823,698
Office equipment	543,138	11,001	—	504	554,643
Vehicles	179,601	2,316	(736)	(2,468)	178,713
Other equipment	101,564	2,560	—	—	104,124
Leased assets
Vehicles	70	—	—	—	70
Transmission installation and equipment	90,942	17,268	—	(64,518)	43,692

Total	37,092,663	4,264,822	(727,717)	(2,230)	40,627,538

Net Book Value	45,643,243				47,222,308

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
12.	PROPERTY, PLANT AND EQUIPMENT (continued)

	2005	2006
Proceeds from sale of property, plant and equipment	80,117	22,003
Net book value	22,272	—

(Loss) gain on disposal	57,845	22,003

In accordance with the amended and restated KSO agreement with MGTI (Note 5d), ownership rights to the acquired property, plant and equipment in KSO IV are legally retained by MGTI until the end of the KSO period (December 31, 2010). As of June 30, 2005 and 2006, the net book value of these property, plant and equipment was Rp1,821,510 million and Rp1,444,790 million, respectively.

As of June 30, 2005 and 2006, the net book value of property, plant and equipment included in the Company’s property, plant and equipment that are utilized by the KSO amounted to Rp394,433 million and Rp310,878 million, respectively. The legal ownership of these property, plant and equipment are still retained by the Company.

In the first quarter of 2005, the Government, in its efforts to rearrange the frequency spectra utilized by the telecommunications industry, issued a series of regulations which resulted in the Company not being able to utilize certain frequency spectra it currently uses to support its fixed wireline cable network commencing at the end of 2006. As a result of these regulations, certain of the Company’s cable network facilities within the fixed wireline segment, which comprise primarily of Wireless Local Loop (“WLL”) and Approach Link equipment operating in the affected frequency spectra, can no longer be used commencing at the end of 2006. Accordingly, the Company has shortened its estimate of the remaining useful lives for WLL and Approach Link equipment in the first quarter of 2005 and begun depreciating the then remaining net book value of those assets through December 31, 2006. The effect of this change in estimate increased depreciation expense by Rp113,593 million (Rp79,515 million after tax) and Rp21,406 (Rp14,984 million after tax) for the six months period ended June 30, 2005 and 2006 respectively.

Further, on August 31, 2005, the Minister of Communication and Information (“MoCI”) issued a press release which announced that in order to conform with the international standards and as recommended by the International Telecommunications Union – Radiocommunication Sector (“ITU-R”), the 1900 MHz frequency spectrum would only be used for the International Mobile Telecommunications-2000 (“IMT-2000” or “3-G”) network. The MoCI also announced that the CDMA-based technology network which the Company uses for its fixed wireless services can only operate in the 800 MHz frequency spectrum. At present, the Company utilizes the 1900 MHz frequency spectrum for its fixed wireless network in Jakarta and West Java areas while for other areas, the Company utilizes the 800 MHz frequency spectrum. As a result of the Government’s decision, the Company’s Base Station System (“BSS”) equipment in Jakarta and West Java areas which are part of transmission installation and equipment for fixed wireless network can no longer be used commencing at the end of 2007. Management expects the BSS equipment will be completely replaced with BSS equipment operating in 800 MHz by the end of June 2007. On January 13, 2006, the MoCI issued MoCI Regulation No. 01/PER/M.KOMINFO/1/2006 which reaffirmed the Government’s decision that the Company’s fixed wireless network can only operate in the 800 MHz frequency spectrum and that the 1900 MHz is allocated for 3-G network.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
12.	PROPERTY, PLANT AND EQUIPMENT (continued)

Following the Government’s decisions, the Company reviewed the recoverable amount of cash-generating unit to which the affected fixed wireless asset belongs. The recoverable amount was estimated using value in use which represents the present value of estimated future cash flows from cash-generating unit using a pretax discount rate of 16.89%, representing the Company’s weighted average cost of capital as of December 31, 2005. In determining cash-generating unit to which an asset belongs, assets are grouped at the lowest level that includes the asset and generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Based on this review, in 2005, the Company recognized a write-down of Rp616,768 million related to transmission installation and equipment of fixed wireless assets and recorded this amount as a component of operating expenses in the consolidated statement of income. In addition, the Company recognized a loss relating to non-cancelable contracts for procurement of the 1900 MHz transmission installation and equipment in Jakarta and West Java areas amounting to Rp79,359 million. The loss was included as a component of operating expenses in the consolidated statement of income with a corresponding liability included in “Accrued expenses” in the consolidated balance sheet. In addition, the Company changed its estimate of the remaining useful lives for the Jakarta and West Java BSS equipment and depreciates the remaining net book value of these assets through June 30, 2007. The effect of this change in estimate increased depreciation expense by Rp253,167 million (Rp177,217 million after tax) in the six months period ended June 30, 2006.

On August 18, 2005, the Company disposed of its Palapa B-4 satellite which had been fully depreciated as of July 1, 1999. On November 17, 2005, the Company’s Telkom-2 satellite was launched, and on December 20, 2005, the Telkom-2 satellite passed the final acceptance test and was put into service.

As of June 30, 2006, the Company operated two satellites which primarily provide backbone transmission links for its network and earth station satellite up-linking and down-linking services to domestic and international users. As of June 30, 2006, there were no events or changes in circumstances that would indicate that the carrying amount of the Company’s satellites may not be recoverable.

The Company and its subsidiaries own several pieces of land located throughout Indonesia with Building Use Rights (Hak Guna Bangunan or HGB) for a period of 20-30 years, which will expire between 2006-2035. Management believes that there will be no difficulty in obtaining the extension of the landrights when they expire.

Some of the Company’s land, on which the Company was granted the right to use by the Ministry of Communications of the Republic of Indonesia (formerly Ministry of Tourism, Post and Telecommunications), is still under the name of the Ministry of Tourism, Post and Telecommunications and the Ministry of Communications of the Republic of Indonesia. The transfer to the Company of the legal title of ownership on those parcels of land is still in progress.

As of June 30, 2006, property, plant and equipment of the Company and subsidiaries, except for land, were insured with various insurance companies against fire, theft and other specified risks for a coverage of Rp55,926,935 million plus US$3,297 million. In addition, the Telkom-1 satellite are insured for US$45.2 million.. Management believes that the insurance coverage is adequate.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
12.	PROPERTY, PLANT AND EQUIPMENT (continued)

On December 26, 2004, telecommunication facilities of the Company and its subsidiaries in Banda Aceh and certain areas nearby in Nanggroe Aceh Darussalam with net book value of Rp54,863 million were destroyed by earthquake and tsunami. For the year ended December 31, 2004, the Company has recorded the loss in “Other income (expenses)” in the consolidated statements of income. These telecommunication facilities were covered by insurance. In 2005, the Company and its subsidiaries have received a portion of its insurance claims amounting to Rp27,580 million and recorded this amount in “Other income (expenses)” in the consolidated statements of income.

On May 27, 2006, Yogyakarta, Division Regional IV Central Java was experiencing a natural disaster of tectonic earthquake. At the date of issuance of the consolidated financial statements, the Company is still in process identifying the lost caused by the earthquake and tsunami. These telecommunication facilities were covered by insurance. Based on the preliminary assessment, the possible lost will not material.

Certain property, plant and equipment of the Company and subsidiaries have been pledged as collateral for lending agreements (Notes 20 and 24).

As of June 30, 2006, the Company has lease commitments for certain transmission installation and equipment, and vehicles with the option to purchase the leased assets at the end of the lease terms. Future minimum lease payments for the assets under capital leases as of June 30, 2006 are as follows :

Year	Rupiah
2006	33,613
2007	73,443
2008	73,443
2009	73,443
2010	73,443
Later	142,775

Total minimum lease payments	470,160
Interest	(226,004)

Net present value of minimum lease payments	244,156
Current maturities	(18,234)

Long-term portion	225,922

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
13.	PROPERTY, PLANT AND EQUIPMENT UNDER REVENUE-SHARING ARRANGEMENTS

	January 1,				June 30,
	2005	Additions	Deductions	Reclassifications	2005
At cost:
Land	3,382	—	—	—	3,382
Buildings	13,422	—	—	(4,825)	8,597
Switching equipment	418,137	—	—	(124,552)	293,585
Transmission installation and equipment	259,119	1,901	—	—	261,020
Cable network	396,140	7,896	—	(115,578)	288,458
Other telecommunications peripherals	103,497	—	—	(50,853)	52,644

Total	1,193,697	9,797	—	(295,808)	907,686

Accumulated depreciation:
Land	1,601	85	—	—	1,686
Buildings	7,077	255	—	(2,654)	4,678
Switching equipment	286,122	11,170	—	(91,412)	205,880
Transmission installation and equipment	68,966	10,530	—	—	79,496
Cable network	227,517	10,440	—	(114,924)	123,033
Other telecommunications peripherals	103,287	23	—	(50,853)	52,457

Total	694,570	32,503	—	(259,843)	467,230

Net Book Value	499,127				440,456

	2006	Additions	Deductions	Reclassifications	2006
At cost:
Land	3,428	—	—	1,218	4,646
Buildings	8,021	—	—	(1,218)	6,803
Switching equipment	275,035	7,879	—	38	282,952
Transmission installation and equipment	283,438	268	—	(2,141)	281,565
Cable network	268,413	—	—	—	268,413
Other telecommunications peripherals	169,304	—	—	—	169,304

Total	1,007,639	8,147	—	(2,103)	1,013,683

Accumulated depreciation:
Land	1,771	96	—	720	2,587
Buildings	4,366	190	—	(720)	3,836
Switching equipment	185,689	11,267	—	(6)	196,950
Transmission installation and equipment	83,294	12,468	—	—	95,762
Cable network	114,126	10,502	—	(1,195)	123,433
Other telecommunications peripherals	68,988	9,289	—	—	78,277

Total	458,234	43,812	—	(1,201)	500,845

Net Book Value	549,405				512,838

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
13.	PROPERTY, PLANT AND EQUIPMENT UNDER REVENUE-SHARING ARRANGEMENTS (continued)

In accordance with revenue-sharing arrangements agreements, ownership rights to the property, plant and equipment under revenue-sharing arrangements are legally retained by the investors until the end of the revenue-sharing period.

The unearned income on revenue-sharing arrangements is as follows:

	2005	2006
Gross amount	907,686	1,013,683

Accumulated amortization:
Beginning balance	(833,365)	(582,155)
Addition (Note 35)	(48,468)	(64,198)
Deduction	295,808	2,103

Ending balance	(586,025)	(644,250)

Net	321,661	369,433

14.	ADVANCES AND OTHER NON-CURRENT ASSETS

Advances and other non-current assets consist of:

	2005	2006
Advances for purchase of property, plant and equipment	808,075	338,536
Deferred landrights charges	88,654	82,550
Security deposits	28,365	31,208
Restricted cash	160,022	1,511
Others	48,257	22,821

Total	1,133,373	476,626

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
15.	GOODWILL AND OTHER INTANGIBLE ASSETS

The changes in the carrying amount of goodwill and other intangible assets for the six months period ended June 30, 2005 and 2006 are as follows:

		Other
		Intangible
	Goodwill	Assets	Total
Gross carrying amount as of June 30, 2005	106,348	7,151,111	7,257,459
Accumulated amortization:
Balance as of December 31, 2004	(76,221)	(1,769,813)	(1,846,034)
Amortization expense for 6 months period in 2005	(10,634)	(448,442)	(459,076)

Balance as of June 30, 2005	(86,855)	(2,218,255)	(2,305,110)

Net book value	19,493	4,932,856	4,952,349

Weighted-average amortization period	5 years	7.97 years

		Other
		Intangible
	Goodwill	Assets	Total
Gross carrying amount:
Balance as of December 31, 2005	106,348	7,151,111	7,257,459
Addition — License for 3G Telkomsel	—	436,000	436,000

Balance as of June 30, 2006	106,348	7,587,111	7,693,459

Accumulated amortization:
Balance as of December 31, 2005	(97,491)	(2,666,696)	(2,764,187)
Amortization expense for 6 months period in 2006	(8,857)	(466,609)	(475,466)

Balance as of June 30, 2006	(106,348)	(3,133,305)	(3,239,653)

Net book value	—	4,453,806	4,453,806

Weighted-average amortization period	5 years	8.09 years
Other intangible assets resulted from the acquisitions of Dayamitra, Pramindo, AWI and KSO IV, and represent the rights to operate the business in the KSO areas (Note 5). Goodwill resulted from the acquisition of GSD (Note 1c).

The estimated annual amortization expense relating to goodwill for the year ending December 31, 2006 is Rp8.857 million. The estimated annual amortization expense relating to other intangible assets for each of the next five years beginning from January 1, 2006 is Rp673,171 million per year.

On February 8, 2006, Telkomsel has obtained a 3-G mobile cellular operating license for 1940-1945 MHz and 2130-2135 MHz frequency bandwidth for a 10-year period, which is extendable subject to evaluation. The upfront fee for the 3-G license amounted to Rp436,000 million was recognized as other intangible asset and amortized over the useful life of the license (10 years).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
16.	ESCROW ACCOUNTS

Escrow accounts consist of the following:

	2005	2006
Citibank N.A., Singapore	77,915	3,326
Bank Mandiri	6,322	6,473

	84,237	9,799

a.	Citibank N.A., Singapore

This escrow account with Citibank N.A., Singapore (“Dayamitra Escrow Agent”) was established to facilitate the payment of the Company’s obligations under the Conditional Sale and Purchase Agreement and Option Agreement entered into with the selling stockholders of Dayamitra (Note 5a).

In 2004, the Company has repaid the entire obligations under the Conditional Sale and Purchase Agreement, and since then this escrow account is used to facilitate the payment of the Company’s obligations under the Option Agreement with TMC.

The escrow account earns interest at LIBOR minus 0.75% per annum, which is computed on a daily basis. The interest income earned is included as part of the escrow funds. The remaining funds available will be transferred to the Company after all of the obligations related to the Dayamitra transaction are satisfied.

b.	Bank Mandiri

The escrow account with Bank Mandiri was established by Dayamitra in relation with the credit facilities from Bank Mandiri (Note 24e).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
17.	TRADE ACCOUNTS PAYABLE

	2005	2006
Related parties
Payables to other telecommunications providers	113,853	189,133
Concession fees	356,047	478,217
Purchases of equipment, materials and services	209,475	90,637
Others	28,087	—

Total	707,462	757,987

Third parties
Purchases of equipment, materials and services	2,954,334	3,475,652
Payables related to revenue-sharing arrangements	92,000	72,362
Payables to other telecommunication providers	75,410	210,531

Total	3,121,744	3,758,545

Total	3,829,206	4,516,532

Trade accounts payable by currency are as follows:

	2005	2006
Rupiah	1,635,868	3,697,726
U.S. Dollar	1,541,290	747,448
Euro	646,293	69,602
Singapore Dollar	4,574	1,174
Great British Pound Sterling	—	582
Japanese Yen	943	—
Dutch Guilder	238	—

Total	3,829,206	4,516,532

Refer to Note 46 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
18.	ACCRUED EXPENSES

	2005	2006
Salaries and benefits	412,737	852,634
Operations, maintenance and telecommunications services	423,267	528,548
General, administrative and marketing	215,036	528,607
Interest and bank charges	223,978	182,990
Early retirement benefits	11,372	—

Total	1,286,390	2,092,779

19.	UNEARNED INCOME

	2005	2006
Prepaid pulse reload vouchers	1,194,535	1,873,131
Other telecommunication services	4,966	4,232
Other	10,963	25,157

Total	1,210,464	1,902,520

20.	SHORT-TERM BANK LOANS

	2005	2006
The Hongkong and Shanghai Banking Corporation (HSBC)	578,240	—
Bank Central Asia	170,000	—
Bank Mandiri	43,498	—
Bank Niaga	—	9,100
Bank Bumiputera Indonesia	—	8,000

Total	791,738	17,100

a.	The Hongkong and Shanghai Banking Corporation (“HSBC”)

On December 20, 2004, the Company entered into a revolving loan agreement with HSBC for a maximum facility of Rp500,000 million. The facility is available for withdrawal until January 20, 2005 and any amount drawn down under this facility is payable within 6 months from the withdrawal date. The facility bore interest at a rate equal to one-month Certificate of Bank Indonesia plus 1% on the amount drawn down and was payable at the maturity date of the loan.

On March 28, 2005, the maximum facility was amended to provide principal of Rp100,000 million with interest rate at one-month Certificate of Bank Indonesia plus 1%, and US$49.0 million with interest rate at LIBOR plus 1.8%.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
20.	SHORT-TERM BANK LOANS (continued)
a.	The Hongkong and Shanghai Banking Corporation (“HSBC”) (continued)

On January 20, 2005 and April 14, 2005, the Company drew down Rp100,000 million and US$49.0 million, respectively. As of June 30, 2005, the principal outstanding amounted to Rp578,240 million. On October 14, 2005, the loan has been fully repaid and the loan agreement was terminated.

b.	Bank Central Asia

On December 3, 2004, Telkomsel entered into a loan agreement with Deutsche Bank AG, Jakarta (as “Arranger” and “Agent”) and Bank Central Asia (as “Lender” and “Transferor”) with a total facility of Rp170,000 million. Under the agreement, the Lender may transfer its rights, benefits and obligations to any bank or financial institution by delivering the Transfer Agreement to the Agent and notifying Telkomsel. The facility bears interest at a rate equal to the 3-month Certificates of Bank Indonesia plus 1% (i.e., 13.09% as of December 31, 2005) payable in arrears. The loan is due on February 1, 2006. As of June 30, 2005, the principal outstanding amounted to Rp170,000 million. On February 1, 2006, Telkomsel repaid the entire loan balance and the loan agreement was terminated.

c.	Bank Mandiri

On August 28, 2001, Napsindo entered into a loan agreement with Bank Mandiri for a facility of US$1.8 million for a one-year term. The loan is secured with the Company’s time deposits (Note 10) with interest rate at 2% above the pledged time deposits interest rate (2.65% as of June 30, 2005). The loan facility has been extended several times, the most recent of which was on September 23, 2004 where the loan facility was extended for another one-year term and expired on August 28, 2005.

On April 24, 2003, Napsindo also entered into a loan agreement with Bank Mandiri for a facility of US$2.7 million for a one-year term. On May 4, 2004, the facility was extended for another one year term and expired on April 24, 2005. The loan was secured by the Company’s time deposits (Note 10) and bore interest at 2% above the pledged time deposits interest rate (2.65% as of June 30, 2005).

As of June 30, 2005, principal outstanding under these facilities amounted to US$4.5 million (Rp43,498 million). On July 29, 2005, the Company’s time deposits pledged for these facilities were used to repay the principal outstanding and on August 1, 2005, the loan agreements were terminated.

d.	Bank Niaga

On April 25, 2005, Balebat entered into a loan agreement with Bank Niaga for a total facility of Rp2,400 million comprising of revolving credit facility of Rp800 million which bears interest at 12% per annum and matured on July 25, 2005. This loan agreement also includes an investment credit facility of Rp1,600 million which is discussed in Note 24f. On July 26, 2005, the interest rate and maturity date for revolving credit facility was amended to 12.5% per annum and May 30, 2006, respectively. The total credit facility of Rp2,400 million is secured by Balebat’s property located in West Java.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
20.	SHORT-TERM BANK LOANS (continued)
d.	Bank Niaga (continued)

On June 13, 2006, under the Notice of Loan Facility Agreement, this facility (Note 24f) was combined with the loan facility of Rp500 million and the maturity was extended to May 30, 2007 with interest rate of 16.5% per annum. As of June 30, 2006 the outstanding loan amounted to Rp1,100 million.

On October 18, 2005, GSD entered into a loan agreement with Bank Niaga for a maximum facility of Rp3,000 million for a one-year term. The loan facility is secured by certain GSD’s property, bears interest at 14.5% per annum and will expire on October 18, 2006. On June 7, 2006, the loan agreement was amended to increase maximum facility and interest rate to Rp8,000 million and 16.25% per annum, respectively. As of June 30, 2006, the principal outstanding amounted to Rp5,000 million.

In October 2005, GSD also entered into a credit agreement with the Bank Niaga, Bandung to obtain a Rp12 billion short-term facility, which expires on October 18, 2006. The borrowing under this facility bears interest at 14.5% per annum. On June 7, 2006, the credit agreement was amended to reduce the maximum facility to Rp7,000 million and increase the interest rate to 16.25% per annum. Principal outstanding as of June 30, 2006 was Rp3,000 million.

e.	Bank Bumiputera Indonesia

On February 15, 2006, GSD entered into a loan agreement with Bank Bumiputera amounted to Rp8,000 million which bears interest at 17% per annum and repayable monthly. The loan is payable within 12 months from the signing date and will mature on February 15, 2007. As of June 30, 2006 the loan has fully drawn-down and the principal outstanding amounted to Rp8,000 million.
21.	MATURITIES OF LONG-TERM LIABILITIES
a.	Current maturities

	Notes	2005	2006
Two-step loans	22	625,244	508,541
Medium-term Notes	23b	224,188	464,621
Bank loans	24	535,437	844,425
Liabilities of business acquisitions	25	757,878	658,889
Obligations under capital leases	12	—	18,234

Total		2,142,747	2,494,710

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
21.	MATURITIES OF LONG-TERM LIABILITIES (continued)
b.	Long-term portion

		(In billions of Rupiah)
	Notes	Total	2007	2008	2009	2010	Later
Two-step loans	22	4,348.9	228.0	441.9	428.3	402.7	2,848.0
Bonds	23a	994.5	994.5	—	—	—	—
Bank loans	24	1,905.3	584.0	739.1	362.7	219.3	0.2
Liabilities of business acquisitions	25	2,642.0	344.1	765.1	745.3	724.3	63.2
Obligations under capital leases	12	225.9	20.5	26.0	33.0	41.9	104.5

Total		10,116.6	2,171.1	1,972.1	1,569.3	1,388.2	3,015.9

22.	TWO-STEP LOANS

Two-step loans are loans, which were obtained by the Government from overseas banks and a consortium of contractors, which are then re-loaned to the Company. The loans entered into up to July 1994 were recorded and are payable in Rupiah based on the exchange rate at the date of drawdown. Loans entered into after July 1994 are payable in their original currencies and any resulting foreign exchange gain or loss is borne by the Company.

On December 15, 2004, the Company repaid a portion of its Rupiah denominated two-step loans totaling Rp701,272 million before its maturity. Further, on December 24, 2004, the Company repaid a portion of its U.S. Dollar denominated two-step loans with principal amount of US$48.8 million and its entire Euro denominated two-step loans with principal amount of EUR14.5 million before their maturities. These early repayments of two-step loans have been approved by the Ministry of Finance of the Republic of Indonesia — Directorate General of Treasury.

The details of the two-step loans are as follows:

	Interest Rate		Outstanding
Currencies	2005	2006	2005	2006
Overseas banks	3.10% - 10.36%	3.10% - 11.64%	5,607,142	4,796,882
Consortium of contractors	3.20% - 8.49%	3.20%	99,460	60,581

Total			5,706,602	4,857,463
Current maturities			(625,244)	(508,541)

Long-term portion			5,081,358	4,348,922

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
22.	TWO-STEP LOANS (continued)

The details of two-step loans obtained from overseas banks as of June 30, 2005 and 2006 are as follows:

	Interest Rate		Outstanding
Currencies	2005	2006	2005	2006
U.S. Dollar	4.00% - 6.81%	4.00% - 6.45%	2,365,873	1,961,242
Rupiah	8.30% - 10.36%	8.54% - 11.64%	1,917,480	1,688,182
Japanese Yen	3.10%	3.10%	1,323,789	1,147,458

Total			5,607,142	4,796,882

The loans are intended for the development of telecommunications infrastructure and supporting equipment. The loans are repayable in semi-annual installments and are due on various dates through 2024.

Details of two-step loans obtained from a consortium of contractors as of June 30, 2005 and 2006 are as follows:

	Interest Rate		Outstanding
Currencies	2005	2006	2005	2006
Japanese Yen	3.20%	3.20%	99,460	60,581
The consortium of contractors consists of Sumitomo Corporation, PT NEC Nusantara Communications and PT Humpuss Elektronika (SNH Consortium). The loans were obtained to finance the second digital telephone exchange project. The loans are repayable in semi-annual installments and are due on various dates through June 15, 2008.

Two-step loans which are payable in Rupiah bear either a fixed interest rate, a floating rate based upon the average interest rate on 3-month Certificates of Bank Indonesia during the six-months preceding the installment due date plus 1%, or a floating interest rate offered by the lenders plus 5.25%. Two-step loans which are payable in foreign currencies bear either a fixed rate interest or the floating interest rate offered by the lenders, plus 0.5%.

As of June 30, 2006, the Company has used all facilities under the two-step loan program and the draw-down period for the two-step loans has expired.

The Company is required to maintain financial ratios as follows:
a.	Projected net revenue to projected debt service ratio should exceed 1.5:1 and 1.2:1 for two-step loans originating from World Bank and Asian Development Bank (“ADB”), respectively.

b.	Internal financing (earnings before depreciation and interest expenses) should exceed 50% and 20% compared to capital expenditures for loans originating from World Bank and ADB, respectively.
As of June 30, 2006, the Company complied with the above mentioned ratios.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
23.	NOTES AND BONDS

	2005	2006
Bonds	989,207	994,494
Medium-term Notes	833,808	464,621

Total	1,823,015	1,459,115
Current maturities	(224,188)	(464,621)

Long-term portion	1,598,827	994,494

a.	Bonds

On July 16, 2002, the Company issued bonds amounting to Rp1,000,000 million. The bonds were issued at par value and have a term of five years. The bonds bear interest at a fixed rate of 17% per annum, payable quarterly beginning October 16, 2002. The bonds are traded on the Surabaya Stock Exchange and will mature on July 16, 2007. The trustee of the bonds is PT Bank Negara Indonesia (Persero) Tbk and the custodian is PT Danareksa Sekuritas. Effective January 17, 2006, PT Bank Rakyat Indonesia Tbk became the trustee of the bonds replacing PT Bank Negara Indonesia (Persero) Tbk.

As of June 30, 2006, the rating for the bonds issued by Pefindo is AAA and by Standard and Poor’s is BB+.

As of June 30, 2005 and 2006, the outstanding principal amount of the bonds and the unamortized bond issuance costs are as follows:

	2005	2006
Principal	1,000,000	1,000,000
Bond issuance costs	(10,793)	(5,506)

Net	989,207	994,494

During the period when the bonds are outstanding, the Company is required to comply with all covenants or restrictions including maintaining consolidated financial ratios as follows:
1.	Debt service coverage ratio should exceed 1.5:1

2.	Debt to equity ratio should not exceed:
a.	3:1 for the period of January 1, 2002 to December 31, 2002

b.	2.5:1 for the period of January 1, 2003 to December 31, 2003

c.	2:1 for the period of January 1, 2004 to the redemption date of the bonds
3.	Debt to EBITDA ratio should not exceed 3:1
The Company has breached a covenant in the bonds indenture which stipulated that during the period when the bonds are outstanding, the Company will not make any loans to or for the benefit of any person which in aggregate exceed Rp500,000 million. As of March 24, 2006, the Company has obtained a written waiver from PT Bank Rakyat Indonesia Tbk, the trustee of the bonds, with regard to providing loans to certain subsidiaries which in aggregate exceed Rp500,000 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
23.	NOTES AND BONDS (continued)
b.	Medium-term Notes

On December 13, 2004, the Company entered into an agreement with PT ABN AMRO Asia Securities Indonesia, PT Bahana Securities, PT BNI Securities and PT Mandiri Sekuritas (collectively referred as “Initial Purchasers”) to issue Medium-term Notes (the “Notes”) for a total principal amount of Rp1,125,000 million. Proceeds from issuance of the Notes were used to finance the payment of the remaining balance of the borrowings assumed in connection with the AWI acquisition amounting to US$123.0 million.

The Notes consist of four Series with the following maturities and interest rates:

Series	Principal	Maturity	Interest rate
A	290,000	June 15, 2005	7.70%
B	225,000	December 15, 2005	7.95%
C	145,000	June 15, 2006	8.20%
D	465,000	June 15, 2007	9.40%

Total	1,125,000

Interest on the Notes is payable semi-annually beginning June 15, 2005 through June 15, 2007. The Notes are unsecured and will at all times rank pari passu with other unsecured debts of the Company. The Company may at any time, before the maturity dates of the Notes, repurchase the Notes in whole or in part.

On June 15, 2005, December 15, 2005 and June 15, 2006, the Company repaid the Series A, Series B and Series C Notes.

As of June 30, 2005 and 2006, the outstanding principal and unamortized debt issuance costs are as follows:

	2005	2006
Principal	835,000	465,000
Debt issuance costs	(1,192)	(379)

	833,808	464,621
Current maturities	(224,188)	(464,621)

Long-term portion	609,620	—

As of June 30, 2006, the rating for the Notes issued by Pefindo is AAA.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
23.	NOTES AND BONDS (continued)
b.	Medium-term Notes (continued)

During the period when the Notes are outstanding, the Company should comply with all covenants or restrictions including maintaining financial ratios as follows:
1.	Debt service coverage ratio should exceed 1.5:1

2.	Debt to equity ratio should not exceed 2:1

3.	Debt to EBITDA ratio should not exceed 3:1
As of June 30, 2006, the Company complied with the covenants.
24.	BANK LOANS
The details of long-term bank loans as of June 30, 2005 and 2006 are as follows:

			2005		2006
			Outstanding		Outstanding
			Original		Original
		Total Facility	Currency	Rupiah	Currency	Rupiah
Lenders	Currency	(in millions)	(in millions)	Equivalent	(in millions)	Equivalent
The Export-Import Bank of Korea	US$	124.0	88.8	867,114	117.6	1,089,517
Citibank N.A.	US$	113.3	74.2	721,867	50.8	471,929
	EUR	73.4	44.0	516,473	29.3	346,935
	Rp	500,000.0	—	—	—	200,000
Bank Central Asia	Rp	573,000.0	114,791.0	114,791	—	257,395
Consortium of banks	Rp	150,000.0	96,032.0	96,032	—	53,748
Bank Mandiri	Rp	82,425.0	36,305.0	36,305	—	303,416
Bank Niaga	Rp	12,800.0	9,291.0	9,291	—	8,205
Bank Bukopin	Rp	5,300.0	—	—	—	4,553
Lippo Bank	Rp	18,500	—	—	—	13,801

Total				2,361,873		2,749,499

Current maturities of bank loans				(535,437)		(844,425)

Long-term portion				1,826,436		1,905,074

a.	The Export-Import Bank of Korea

On August 27, 2003, the Company entered into a loan agreement with the Export-Import Bank of Korea for a total facility of US$124.0 million. The loan is used to finance the CDMA procurement from the Samsung Consortium (Note 51a.ii) and available until April 2006. The loan bears interest, commitment and other fees totaling 5.68%. The loan is unsecured and payable in 10 semi-annual installments on June 30 and December 30 of each year beginning in December 2006. As of June 30, 2005 and 2006, principal outstanding amounted to US$88,8 million (Rp867,114 million) and US$117.6 million (Rp1,089,517 million), respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
24.	BANK LOANS (continued)
b.	Citibank N.A.
1.	Hermes Export Facility

On December 2, 2002, pursuant to the partnership agreement with Siemens Aktiengesellschaft (AG) (Note 51a.i), Telkomsel entered into the Hermes Export Facility Agreement (Facility) with Citibank International plc (as Original Lender and Agent) and Citibank N.A., Jakarta branch (as Arranger) covering a total facility of EUR76.2 million which is divided into several tranches.

The agreement was subsequently amended on October 15, 2003, amending the Facility amount to EUR73.4 million and repayment dates.

The interest rate per annum on the Facility is determined based on the aggregate of the applicable margin, EURIBOR and mandatory cost, if any (i.e., 2.96% as of June 30, 2005 and 3.33% as of June 30, 2006). Interest is payable semi-annually, starting on the utilization date of the Facility (May 29, 2003).

As of June 30, 2005 and 2006, the outstanding balance was EUR44.0 million (Rp516,473 million) and EUR29.3 million (Rp346,935 million), respectively.

The schedule of the principal payments on this long-term loan as of June 30, 2006 is as follows:

	Amount
	EUR	Rupiah
Year	(in millions)	Equivalent
2006	7.3	86,734
2007	14.7	173,467
2008	7.3	86,734

	29.3	346,935

2.	High Performance Backbone (“HP Backbone”) Loans
a.	On April 10, 2002, the Company entered into a “Loan Agreement” with Citibank N.A. (Arranger) and Citibank International plc (Agent), which was supported by an export credit guarantee of Hermes Kreditversicherungs AG (Lender and Guarantor), providing a total facility of US$23.4 million.

The facility was obtained to finance up to 85% of the cost of supplies and services sourced in Germany relating to the design, manufacture, construction, installation and testing of high performance backbone networks in Sumatra pursuant to the “Partnership Agreement” dated November 30, 2001, with PT Pirelli Cables Indonesia and PT Siemens Indonesia for the construction and provision of a high performance backbone in Sumatra.

The lender required a fee of 8.4% of the total facility. This fee is paid twice during the agreement period, 15% of the fee is required to be paid in cash and 85% is included in the loan balance.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
24.	BANK LOANS (continued)
b.	Citibank N.A. (continued)
2.	High Performance Backbone (“HP Backbone”) Loans (continued)
As of June 30, 2005 and 2006, the outstanding loan was US$14.7 million (Rp143,146 million) and US$10.5 million (Rp97,103 million), respectively. The loan is payable in ten semi-annual installments beginning in April 2004.

Amounts drawn from the facility bear interest at a rate equal to the 6-month LIBOR plus 0.75% (i.e., 2.97% and 5.04% as of June 30, 2005 and 2006, respectively).

b.	On April 10, 2002, the Company entered into a loan agreement with Citibank N.A. (as Arranger) and Citibank International plc (as Agent), which was supported by an export credit guarantee obtained from Istituto per I Servizi Assicurativi del Commercio Estero (“SACE Italy”) providing a total maximum facility to US$21.0 million. The facility was used to finance up to 85% of material and services procured in Italy in connection with the design, manufacture, development, installation and testing of Sub System VI, as part of HP Backbone network.

Amounts drawn from the facility bear fixed interest rate of 4.14%. The loans are payable in ten semi-annual installments beginning in December 2003. Total principal outstanding as of June 30, 2005 and 2006 was US$11.1 million (Rp108,673 million) and US$7.3 million (Rp68,789 million), respectively.

During the period when the loans are outstanding, the Company is required to comply with all covenants or restrictions including maintaining financial ratios as follows:
1.	Debt service coverage ratio should exceed 1.5:1

2.	Debt to equity ratio should not exceed:
a.	3:1 for the period of April 10, 2002 to January 1, 2003

b.	2.75:1 for the period of January 2, 2003 to January 1, 2004

c.	2.5:1 for the period of January 2, 2004 to January 1, 2005

d.	2:1 for the period of January 2, 2005 to the full repayment date of the loans
3.	Debt to EBITDA ratio should not exceed:
a.	3.5:1 for the period of April 10, 2002 to January 1, 2004

b.	3:1 for the period of January 2, 2004 to the full repayment date of the loans
The Company has breached a covenant in the loan agreements which stipulates that the Company will not make any loans or grant any credit to or for the benefit of any person which in aggregate exceed 3% of shareholders’ equity. As of May 12, 2006, the Company has obtained a written waiver from Citibank International plc with regard to providing loans to certain subsidiaries which in aggregate exceed 3% of stockholders’ equity.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
24.	BANK LOANS (continued)
b.	Citibank N.A. (continued)
3.	EKN-Backed Facility

On December 2, 2002, pursuant to the partnership agreement with PT Ericsson Indonesia (Note 51a.i), Telkomsel entered into the EKN-Backed Facility agreement (Facility) with Citibank International plc (as Original Lender and Agent) and Citibank N.A., Jakarta branch (as Arranger) covering a total facility amount of US$70.5 million which is divided into several tranches.

The agreement was subsequently amended on December 17, 2004, to reduce the total Facility to US$68.9 million.

The interest rate per annum on the Facility is determined based on the aggregate of the applicable margin, CIRR (Commercial Interest Reference Rate) and mandatory cost, if any (i.e., 4.02% and 4.02% as of June 30, 2005 and 2006, respectively). Interest is payable semi-annually, starting on the utilization date of the Facility (July 31, 2003).

In addition to the interest, in 2004, Telkomsel was also charged an insurance premium for the insurance guarantee given by EKN in favor of Telkomsel for loan utilization amounting to US$1.5 million, 15% of which was paid in cash. The remaining balance was settled through utilization of the Facility.

As of June 30, 2005 and 2006, the outstanding balance was US$48.4 million (Rp470,018 million) and US$32.9 million (Rp306,037 million), respectively.

The schedule of the principal payments on this long-term loan as of June 30, 2006 is as follows:

	Amount
	US$	Rupiah
Year	(in millions)	Equivalent
2006	7.7	71,998
2007	15.5	143,996
2008	9.7	90,043

	32.9	306,037

On March 21, 2006, Telkomsel signed a loan agreement with Citibank, N.A., Indonesia in the facility amount of Rp500,000 million. The loan is payable to Citibank in five (5) equal semi-annual installments from the date which is six (6) months after the end of availability period (the period commencing March 21, 2006 to the earlier of the date falling 12 months or the date on which the facility is fully drawn). The loan bears floating interest rate of three months Certificate of Bank Indonesia + 1.75%. The principal outstanding as of June 30, 2006 amounted to Rp200,000 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
24.	BANK LOANS (continued)
b.	Citibank N.A. (continued)

The following table summarizes the principal outstanding on loans from Citibank N.A. as of June 30, 2005 and 2006:

	2005		2006
	Foreign		Foreign
	Currencies	Rupiah	Currencies	Rupiah
	(in millions)	Equivalent	(in millions)	Equivalent
Hermes Export Facility	EUR 44.0	516,473	EUR 29.3	346,935
HP Backbone loans	US$ 25.8	251,819	US$ 17.8	165,892
EKN-Backed Facility	US$ 48.4	470,018	US$ 32.9	306,037
		—	Rp500,000	200,000

Total		1,238,310		1,018,864
Current maturities		(399,680)		(430,699)

Long-term portion		838,630		588,165

c.	Bank Central Asia

On April 10, 2002, the Company entered into a “Term Loan Agreement HP Backbone Sumatra Project” with Bank Central Asia, providing a total facility of Rp173,000 million. The facility was obtained to finance the Rupiah portion of the high performance backbone network in Sumatra pursuant to the “Partnership Agreement”.

Amounts drawn from the facility bear interest at 4.35% plus the 3-month time deposit rate (10.02% and 13.68% as of June 30, 2005 and 2006, respectively). The loans are payable in twelve unequal quarterly installments beginning in July 2004. The loan was originally scheduled to mature in October 2006 and was amended in 2004 to mature in April 2007.

Total principal outstanding as of June 30, 2005 and 2006 was Rp114,791 million and Rp57,395 million, respectively.

The loan facility from Bank Central Asia is not collateralized.

During the period when the loan is outstanding, the Company is required to comply with all covenants or restrictions including maintaining financial ratios as follows:
1. EBITDA to interest ratio should exceed 4:1
2. EBITDA to interest and principal ratio should exceed 1.5:1
3. Debt to EBITDA ratio should not exceed 3:1
The Company has breached a covenant in the loan agreement which stipulates that the Company will not make any loans to or for the benefit of any person which in aggregate exceed Rp500,000 million. As of April 24, 2006, the Company has obtained a written waiver from Bank Central Asia with regard to providing loans to certain subsidiaries which in aggregate exceed Rp500,000 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
24.	BANK LOANS (continued)
c.	Bank Central Asia (continued)

On March 16, 2006, Telkomsel signed a loan agreement with Bank Central Asia in the facility amount of Rp400,000 million. The loan is payable to Bank Central Asia in five (5) equal semi-annual installments from the date which is six (6) months after the end of availability period (the period commencing March 16, 2006 to the earlier of the date falling 12 months or the date on which the facility is fully drawn). The loan bears floating interest rate of three months Certificate of Bank Indonesia + 1.75%. Principal outstanding as of June 30, 2006 amounted to Rp200,000 million.

d.	Consortium of banks

On June 21, 2002, the Company entered into a loan agreement with a consortium of banks for a facility of Rp400,000 million to finance the Regional Division V Junction Project. Bank Bukopin, acting as the facility agent, charged interest at the rate of 19.5% for the first year from the signing date and at the rate of the average 3-month deposit rate plus 4% for the remaining years. The draw-down period expires 19 months from the signing of the loan agreement and the principal is payable in 14 quarterly installments starting from April 2004. The loan facility is secured by project equipment, with a value of not less than Rp500,000 million.

Subsequently, based on an addendum to the loan agreement dated April 4, 2003, the loan facility was reduced to Rp150,000 million, the draw-down period was amended to expire 18 months from the signing of the addendum, the repayment schedule was amended to 14 quarterly installments starting from May 21, 2004 and ending on June 21, 2007, and the value of the project equipment secured was reduced to Rp187,500 million.

As of June 30, 2005 and 2006, interest rate charged on the loan was 10.19% and 12.94%, respectively, and principal outstanding was Rp96,032 million and Rp53,748 million, respectively.

During the period when the loan is outstanding, the Company is required to comply with all covenants or restrictions including maintaining financial ratios as follows:
1.	Debt to equity ratio should not exceed 3:1

2.	EBITDA to interest expense should exceed 5:1
As of June 30, 2006, the Company complied with the above mentioned ratios.

e.	Bank Mandiri

On November 20, 2003, Dayamitra entered into a loan agreement with Bank Mandiri for a maximum facility of Rp39,925 million. As of December 31, 2003, the facility has been fully drawn down. This facility is repayable on a quarterly basis until the fourth quarter of 2005 and bears interest at 14.5% per annum which is subject to change to reflect change in market rate (14% as of June 30, 2005), and payable on a monthly basis. The loan is obtained to refinance Dayamitra’s payable to six contractors. As of June 30, 2005, principal outstanding under this facility was Rp22,328 million. On December 23, 2005, the loan was fully repaid and on January 4, 2006, the loan agreement was terminated.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
24.	BANK LOANS (continued)
e.	Bank Mandiri (continued)

On December 20, 2003, Dayamitra also obtained a credit facility from Bank Mandiri for a maximum facility of Rp40,000 million. The facility is repayable on a quarterly basis beginning from the end of the third quarter of 2004 until end of the fourth quarter of 2006 and bears interest at 14% per annum which is subject to change to reflect change in market rate (11.25% and 14% as of June 30, 2005 and 2006, respectively). The loan is obtained to finance the construction of Fixed Wireless CDMA project pursuant to the procurement agreement entered between Dayamitra and Samsung Electronic Co. Ltd. As of June 30, 2005 and 2006, principal outstanding under this facility was Rp35,253 million and Rp3,328 million, respectively.

The above loans are collateralized by Dayamitra’s telecommunications equipment/network with CDMA technology financed by these facilities, and Dayamitra’s share in the DKSOR of KSO VI. In addition, Dayamitra is required to maintain a minimum balance of Rp6,000 million in an escrow account established to facilitate loan repayments (Note 16b).

On March 13, 2003, Balebat entered into a loan agreement with Bank Mandiri for a facility of Rp2,500 million. This facility is secured by Balebat’s operating equipment and will mature in July 2006. As of June 30, 2005 and 2006, interest rate charged on the loan was 19% and 17%, respectively, and is payable on a monthly basis. The principal is repayable on a monthly basis. As of June 30, 2005 and 2006, principal outstanding under this facility amounted to Rp1,052 million and 88 million, respectively.

On March 20, 2006, Telkomsel signed a loan agreement with Bank Mandiri in the facility amount of Rp600,000 million. The loan is payable to Bank Mandiri in five (5) equal semi-annual installments from the date which is six (6) months after the end of availability period (the period commencing March 20, 2006 to the earlier of the date falling 12 months or the date on which the facility is fully drawn). The loan bears floating interest rate of three months Certificate of Bank Indonesia + 1.75%. The Principal outstanding as of June 30, 2006 amounted to Rp300,000 million.

f.	Bank Niaga

On July 18 and December 3, 2003, Balebat entered into loan agreements with Bank Niaga for facilities totaling Rp565 million. The facilities bear interest at 15% per annum and are secured by Balebat’s time deposits and vehicles. The principal and interest are payable on a monthly basis which will end in October 2005 and December 2005, respectively. As of June 30, 2005 principal outstanding amounted to Rp108 million. On December 27, 2005, the loan was fully repaid.

On December 28, 2004, Balebat entered into a loan agreement with Bank Niaga providing a total facility of Rp7,200 million comprising of Rp5,000 million to finance construction of plant (“Investment Facility”) which bears interest at 13.5% per annum and Rp2,200 million to finance purchase of machinery (“Specific Transaction Facility”) which bears interest at 12% per annum. The interest rate was subsequently increased to 17% per annum on December 1, 2005. The Investment Facility is repayable in 36 monthly installments commencing from March 31, 2005. The Specific Transaction Facility is repayable in 60 monthly installments commencing from June 29, 2005. These facilities are secured by Balebat’s property, plant and equipment with a value of Rp8,450 million. As of June 30, 2006, principal outstanding under these facilities amounted to Rp2,811 million and Rp1,833 million, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
24.	BANK LOANS (continued)
f.	Bank Niaga (continued)

On December 22, 2005 the loan agreement has been amended to increase the credit facility of Rp4,000 million with maturity date of December 22, 2006 and interest rate of 12.5% per annum. On June 13, 2006 under the Notice of Loan Facility Agreement this facility was combined with the loan facility of Rp800 million as stated in Note 20d and the maturity date will be due on May 30, 2007 with interest rate of 16.5% per annum. As of June 30, 2006, the outstanding loan of Rp4,800 facility was Rp2,194 million.

As discussed in Note 20d, on April 25, 2005, Balebat entered into a loan agreement with Bank Niaga for a total facility of Rp2,400 million which includes an investment credit facility of Rp1,600 million with maturity date of October 25, 2009. The investment credit facility loan is payable in 48 unequal monthly installments beginning in November 2005 through October 2009. The investment credit facility bears interest at a rate equal to market rate plus 2% (17% as of June 30, 2006). As of June 30, 2006, the principal outstanding amounted to Rp1,367 million.

g.	Bank Bukopin

On May 11, 2005, Infomedia entered into loan agreements with Bank Bukopin for maximum facilities totaling Rp5,300 million. The loan is obtained to finance acquisition of a property. The loan is payable in 60 monthly installments. A portion of the facilities of Rp4,200 million will mature in June 2010 and the remainder of Rp1,100 million will mature in December 2010. As of June 30, 2006, interest rate charged on the loan was 15.75%. The facilities are secured by certain Infomedia’s property. As of June 30, 2006, the principal outstanding amounted to Rp4,553 million.

h.	Bank Lippo

On May 29, 2006, Infomedia entered into a loan agreement with Bank Lippo for a facility of Rp18,500 million to finance Call Center project with Telkomsel. The facility bore interest at 15.5% per annum and secured by Infomedia’s receivables on Call Center contract with Telkomsel amounted to Rp23,125 million until the due date of the loan within 30 months from the withdrawal date. As of June 30, 2006, the principal outstanding amounted to Rp13,801 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
25.	LIABILITIES OF BUSINESS ACQUISITIONS

This amount represents the Company’s obligation under the Promissory Notes issued to the Selling Stockholders of AWI in respect of the Company’s acquisition of 100% of AWI, to TM Communication (HK) Ltd. in respect of the Company’s exercise of the Option Agreement to purchase the remaining 9.68% of Dayamitra shares, and to MGTI in respect of the Company’s acquisition of KSO IV.

	2005	2006
AWI transaction (Note 5b)
PT Aria Infotek	447,185	318,448
The Asian Infrastructure Fund	106,473	75,821
MediaOne International I B.V.	298,124	212,298
Less discount on promissory notes	(62,814)	(39,279)

	788,968	567,288

Dayamitra transaction (Note 5a)
TM Communication (HK) Ltd.	146,664	—
Less discount on promissory notes	(7,119)	—

	139,545	—

KSO IV transaction (Note 5c)
MGTI	4,180,533	3,311,022
Less discount	(867,052)	(577,352)

	3,313,481	2,733,670

Total	4,241,994	3,300,958
Current maturity — net of discount (Note 21a)	(757,878)	(658,889)

Long-term portion — net of discount	3,484,116	2,642,069

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
26.	MINORITY INTEREST

		2005	2006
Minority interest in net assets of subsidiaries:
Telkomsel		5,034,547	6,026,686
Infomedia		94,117	110,957
Metra		—	2,808
GSD		—	5

Total		5,128,664	6,140,456

		2005	2006
Minority interest in net income (loss) of subsidiaries:
Telkomsel		1,327,158	1,865,832
Infomedia		33,534	33,030
Pramindo		—	1
Metra		—	(1,192)

Total		1,360,692	1,897,671

27. CAPITAL STOCK

	2005
		Percentage	Total
Description	Number of Shares	of Ownership	Paid-up Capital
		%	Rp
Series A Dwiwarna share
Government of the Republic of Indonesia	1	—	—
Series B shares
Government of the Republic of Indonesia	10,320,470,711	51.19	2,580,118
JPMCB US Resident (Norbax Inc.)	1,781,970,500	8.84	445,493
The Bank of New York	1,483,205,776	7.36	370,801
Board of Commissioners
Petrus Sartono	19,116	—	5
Board of Directors
John Welly	4	—	—
Public (below 5% each)	6,574,333,172	32.61	1,643,583

Total	20,159,999,280	100.00	5,040,000

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
27. CAPITAL STOCK (continued)

	2006
		Percentage	Total
Description	Number of Shares	of Ownership	Paid-up Capital
		%	Rp
Series A Dwiwarna share
Government of the Republic of Indonesia	1	—	—
Series B shares
Government of the Republic of Indonesia	10,320,470,711	51.19	2,580,118
JPMCB US Resident (Norbax Inc.)	1,851,027,794	9.18	462,757
The Bank of New York	1,489,647,776	7.39	372,412
Board of Commissioners
Petrus Sartono	19,116	—	5
Board of Directors
Guntur Siregar	19,980	—	5
Garuda Sugardo	16,524	—	4
Abdul Haris	1,000	—	—
John Welly	4	—	—
Public (below 5% each)	6,443,352,874	31.96	1,610,838

Sub total	20,104,555,780	99.72	5,026,139
Treasury stock (Note 29)	55,443,500	0.28	13,861

Total	20,159,999,280	100.00	5,040,000

28.	ADDITIONAL PAID-IN CAPITAL

	2005	2006
Proceeds from sale of 933,333,000 shares in excess of par value through initial public offering in 1995	1,446,666	1,446,666
Capitalization into 746,666,640 series B shares in 1999	(373,333)	(373,333)

Total	1,073,333	1,073,333

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
29.	TREASURY STOCK

Based on the resolution of the Extraordinary General Meeting of Stockholders on December 21, 2005, the Stockholders authorized the plan to repurchase the Company’s issued Series B shares. The proposals to a stock repurchase programs, under the following terms and conditions: (i). maximum stock repurchase is 5% of the Company’s issued Series B shares with total cost not to exceed Rp5,250,000 million; (ii). the period determined for the acquisition was not more than 18 months (December 21, 2005 to June 20, 2007), in accordance with Bapepam Regulation No.XI.B.2.

As of June 30, 2006 the Company has repurchased 55,443,500 shares of the Company’s issued and outstanding Series B shares representing 0.28% of the Company’s issued and outstanding Series B shares, for a total repurchased amount of Rp413,740 million.

The movement of shares held in treasury arising from the programs for repurchase of shares was the following:

	2006
	Number of share	Rp
Balance as of January 1, 2006	—	—
Number of shares acquired	55,443,500	413,740

Balance as of June 30, 2006	55,443,500	413,740

Historical unit cost of repurchase of treasury shares:	Rp

Weighted average	7,103
Minimum	6,750
Maximum	8,400
The acquisition unit cost considers the total cost for the shares repurchase programs. None of the shares acquired were sold up to the balance sheet date.

30.	DIFFERENCE IN VALUE OF RESTRUCTURING TRANSACTIONS BETWEEN ENTITIES UNDER COMMON CONTROL

Cross-ownership transactions and acquisition of Pramindo

On April 3, 2001, the Company signed a Conditional Sale and Purchase Agreement with Indosat, for a series of transactions to consolidate their cross-ownership in certain companies. The transactions under the agreement are as follows:
i.	Acquisition by the Company of Indosat’s 35% equity interest in Telkomsel for US$945.0 million (“Telkomsel Transaction”);

ii.	Acquisition by Indosat of the Company’s 22.5% equity interest in PT Satelit Palapa Indonesia (“Satelindo”) for US$186.0 million (“Satelindo Transaction”);

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
30.	DIFFERENCE IN VALUE OF RESTRUCTURING TRANSACTIONS BETWEEN ENTITIES UNDER COMMON CONTROL (continued)

Cross-ownership transactions and acquisition of Pramindo (continued)
iii.	Acquisition by Indosat of the Company’s 37.66% equity interest in PT Aplikanusa Lintasarta (“Lintasarta”) and convertible bonds of Rp4,051 million issued by Lintasarta for US$38.0 million (“Lintasarta Transaction”); and

iv.	The acquisition by Indosat of all of the Company’s rights and novation of all of the Company’s obligations, under the KSO IV Agreement dated October 20, 1995, between the Company and PT Mitra Global Telekomunikasi Indonesia (“MGTI”), together with all of the Company’s assets being used as KSO IV assets, for US$375.0 million (“KSO IV Transaction”).
Lintasarta’s convertible bonds were subsequently converted into shares, thereby reducing the Company’s 37.66% equity interest to 37.21% prior to the consummation of the Lintasarta Transaction.

The Telkomsel and Lintasarta Transactions were consummated on May 16, 2001 based on Deed of Share Transfer No. 1/V/2001/triplo and No. 2/V/2001/duplo, respectively, of Notary Ny. Liliana Arif Gondoutomo, S.H.

The Satelindo Transaction was consummated on July 23, 2001 after DeTeAsia Holding GmbH and PT Bimagraha Telekomindo (the other Satelindo stockholders) waived their pre-emptive rights on 7.26% and 13.06% of Satelindo’s shares, respectively.

On February 1, 2002, the Company and Indosat announced the cancellation of the KSO IV Transaction. As a result, the Company settled this portion of the cross-ownership transaction in cash.

At the time of the transaction, the Government was the majority and controlling shareholder of both the Company and Indosat. Accordingly, the Telkomsel, Satelindo and Lintasarta Transactions have been accounted for as a restructuring of entities under common control. The Company’s acquisition of a controlling interest in Telkomsel was accounted for in a manner similar to that of pooling of interests accounting (carryover basis). Accordingly, for reporting purposes, the financial statements of the Company and those of Telkomsel have been combined, as if they had been combined from the beginning of the earliest period presented. The effects of the transactions between the Company and Telkomsel before the combination were eliminated in preparing the combined financial statements. On the consummation dates of the transactions, the difference between the consideration paid or received and the historical amount of the net assets of the investee acquired or carrying amount of the investment sold was included as “Difference in value of restructuring transactions between entities under common control” in the stockholders’ equity section.

In connection with the acquisition of Pramindo on August 15, 2002, the portion representing Indosat’s 13% equity interest in Pramindo has been accounted for as a restructuring of entities under common control. On the acquisition date, the difference between the purchase consideration and the historical amount of the net assets acquired amounting to Rp296,038 million was included as “Difference in value of restructuring transactions between entities under common control” in the stockholders’ equity section.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
30.	DIFFERENCE IN VALUE OF RESTRUCTURING TRANSACTIONS BETWEEN ENTITIES UNDER COMMON CONTROL (continued)

Cross-ownership transactions and acquisition of Pramindo (continued)

The difference in value of restructuring transactions between entities under common control arising from cross-ownership transactions and acquisition of Pramindo can be summarized as follows:

		Historical
	Consideration	Amount of
	Paid/	Net Assets/	Deferred	Change
	(Received)	Investment	Income Tax	in Equity	Total	Tax	Net
Cross-ownership transactions with Indosat in 2001:
Acquisition of 35% equity interest in Telkomsel	10,782,450	1,466,658	337,324	—	8,978,468	—	8,978,468
Sale of 22.5% equity interest in Satelindo	(2,122,260)	—	—	(290,442)	(2,412,702)	(627,678)	(1,785,024)
Sale of 37.66% equity interest in Lintasarta	(437,631)	116,834	—	—	(320,797)	(119,586)	(201,211)

Total	8,222,559	1,583,492	337,324	(290,442)	6,244,969	(747,264)	6,992,233

Acquisition of 13% equity interest in Pramindo in 2002 from Indosat (Note 5b)	434,025	137,987	—	—	296,038	—	296,038

Total	8,656,584	1,721,479	337,324	(290,442)	6,541,007	(747,264)	7,288,271

On December 20, 2002, the Government sold its 41.94% ownership interest in Indosat to STTC and waived its special voting rights with respect to the Series A Dwiwarna share. As a result, as of December 20, 2002, the Government ceased to be the majority and controlling shareholder of Indosat and consequently, the Company no longer considers Indosat as a common control entity as of that date. As discussed in Note 4b, in connection with the adoption of PSAK 38R and pursuant to a ruling issued by BAPEPAM regarding the initial application of PSAK 38R by public companies, the Company has reclassified the difference in value of restructuring transactions between entities under common control account resulting from the cross-ownership transactions and acquisition of Pramindo as a charge to retained earnings as of January 1, 2005.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
30.	DIFFERENCE IN VALUE OF RESTRUCTURING TRANSACTIONS BETWEEN ENTITIES UNDER COMMON CONTROL (continued)

Compensation for early termination of exclusive rights

As discussed in Note 1a, on July 31, 2002, the Government decided to terminate the Company’s exclusive rights to provide local and domestic long-distance fixed-line telecommunications services with effect from August 1, 2002.

On March 30, 2004, the Minister of Communications issued Announcement No. PM.2 year 2004 regarding the Implementation of Restructuring in the Telecommunications Sector which, among others, provides that the Government shall pay compensation for early termination of exclusive rights to the Company amounting to Rp478,000 million net of tax.

On December 15, 2005, the Company signed an agreement on Implementation of Compensation for Termination of Exclusive Rights with the Ministry of Communications and Information – Directorate General of Post and Telecommunications. Pursuant to this agreement, the Government agreed to pay Rp478,000 million to the Company over a five-year period where Rp90,000 million shall be paid from the 2005 State budget, Rp90,000 million from the 2006 State budget and the remaining Rp298,000 million shall be paid gradually or in one lump-sum payment based on the State’s financial ability. In addition, the Company is required by the Government to use funds received from this compensation for development of telecommunications infrastructure.

On December 30, 2005, the Company received the first payment of Rp90,000 million and recorded this amount in “Difference in value of restructuring transactions between entities under common control” in the stockholders’ equity section. The amount is recorded as a component of stockholders’ equity because the Government is the majority and controlling shareholder of the Company. The Company will record the remaining amount of Rp388,000 million when received.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
31. TELEPHONE REVENUES

	2005	2006
Fixed lines
Local and domestic long-distance usage	3,659,418	3,493,794
Monthly subscription charges	1,628,167	1,706,835
Installation charges	99,613	86,258
Others	86,380	50,279

Total	5,473,578	5,337,166

Cellular
Air time charges	5,957,166	8,769,332
Monthly subscription charges	192,115	161,566
Connection fee charges	30,969	62,189
Features	228,626	449,839

Total	6,408,876	9,442,926

Total Telephone Revenues	11,882,454	14,780,092

32. INTERCONNECTION REVENUES — NET

	2005	2006
Cellular	3,143,046	3,591,353
International	401,948	411,656
Other	87,308	113,680

Total	3,632,302	4,116,689

33. REVENUE UNDER JOINT OPERATION SCHEMES

	2005	2006
Minimum Telkom Revenues	134,315	138,344
Share in Distributable KSO Revenues	181,142	163,921
Amortization of unearned initial investor payments under Joint Operation Schemes	731	524

Total	316,188	302,789

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
33. REVENUE UNDER JOINT OPERATION SCHEMES (continued)
Distributable KSO Revenues represent the entire KSO revenues, less Minimum Telkom Revenue and operational expenses of the KSO Units. These revenues are shared between the Company and the KSO Investors based upon agreed percentages (Note 48).
34. DATA AND INTERNET REVENUES

	2005	2006
SMS	2,304,542	3,165,478
Internet	367,438	419,074
Data communication	271,073	347,486
VoIP	112,334	147,250
e-Business	5,024	16,525

Total	3,060,411	4,095,813

35. NETWORK REVENUES

	2005	2006
Leased lines	85,328	73,440
Satellite transponder lease	108,718	221,619

Total	194,046	295,059

36. REVENUE-SHARING ARRANGEMENT REVENUES

	2005	2006
Revenue-Sharing Arrangement revenues	48,138	139,320
Amortization of unearned income (Note 13)	53,044	64,198

Total	101,182	203,518

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
37. OPERATING EXPENSES — PERSONNEL

	2005	2006
Salaries and related benefits	955,124	1,115,350
Vacation pay, incentives and other benefits	766,500	1,278,396
Early retirements	558,421	—
Net periodic post-retirement health care benefit cost (Note 45)	244,293	299,689
Net periodic pension cost (Note 43)	338,419	220,837
Employee income tax	428,033	350,429
Long service awards (Note 44)	100,939	80,838
Housing	105,608	103,430
Medical	5,027	5,900
Other employee benefits (Note 43)	5,755	5,126
Others	15,364	37,338

Total	3,523,483	3,497,333

38. OPERATING EXPENSES — OPERATIONS, MAINTENANCE AND TELECOMMUNICATION SERVICES

	2005	2006
Operations and maintenance	1,391,851	1,813,475
Concession fees	319,813	416,096
Radio frequency usage charges	275,836	314,423
Cost of phone, SIM and RUIM cards	295,819	286,815
Electricity, gas and water	197,227	196,721
Vehicles and supporting facilities	102,478	120,061
Insurance	75,251	74,263
Leased lines	53,539	80,390
Travelling	12,717	18,092
Others	71,336	56,574

Total	2,795,867	3,376,910

*	The 2005 figures have been restated due to the adoption of PSAK 24R (see Note 4a).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
39. OPERATING EXPENSES — GENERAL AND ADMINISTRATIVE

	2005	2006
Amortization of goodwill and other intangible assets (Note 15)	459,076	457,299
Provision for doubtful accounts and inventory obsolescence	218,312	269,636
Collection expenses	174,481	213,491
General and social contribution	45,254	156,447
Travel	73,707	100,176
Security and screening	78,883	89,613
Training, education and recruitment	69,919	83,323
Professional fees	51,786	65,657
Meetings	16,952	26,320
Printing and stationery	17,725	20,962
Research and development	3,783	3,503
Others	13,443	10,311

Total	1,223,321	1,496,738

40. INCOME TAX
a. Prepaid taxes

	2005	2006
The Company
Refundable corporate income tax — overpayment	—	—

	—	—

Subsidiaries
Corporate income tax	1,574	48,683
Income tax
Article 23	—	7,147

	1,574	55,830

	1,574	55,830

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
40. INCOME TAX (continued)
b. Taxes payable

	2005	2006
The Company
Income tax
Article 21	53,060	70,170
Article 22	3,523	3,280
Article 23	29,864	37,321
Article 25	97,044	4,376
Article 26	14,619	777
Article 29	157,105	459,004
Value added tax	280,149	311,243

	635,364	886,171

Subsidiaries
Income tax
Article 21	5,460	11,386
Article 22	—	216
Article 23	45,212	61,740
Article 25	—	179,969
Article 26	58,499	51,097
Article 29	619,959	750,641
Value added tax	68,930	45,242

	798,060	1,100,291

	1,433,424	1,986,462

c. The components of income tax expense (benefit) are as follows:

	2005	2006
	(As restated*)
Current
The Company	923,868	1,284,080
Subsidiaries	1,621,946	2,352,780

	2,545,814	3,636,860

Deferred
The Company	(244,581)	(176,005)
Subsidiaries	28,096	9,921

	(216,485)	(166,084)

	2,329,329	3,470,776

*	The 2005 figures have been restated due to the adoption of PSAK 24R (see Note 4a).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
40. INCOME TAX (continued)
d.	Corporate income tax is computed for each individual company as a separate legal entity (consolidated financial statements are not applicable for computing corporate income tax).

The reconciliation of consolidated income before tax to income before tax attributable to the Company and the consolidated income tax expense are as follows:

	2005	2006
	(As restated*)
Consolidated income before tax	7,493,432	11,187,407
Add back consolidation eliminations	2,695,873	3,844,286

Consolidated income before tax and eliminations	10,189,305	15,031,693
Deduct income before tax of the subsidiaries	(5,706,610)	(8,104,659)

Income before tax attributable to the Company	4,482,695	6,927,034
Less: Income subject to final tax	(44,143)	(326,641)

	4,438,552	6,600,393
Tax calculated at progressive rates	1,344,791	1,980,101
Non-taxable income	(810,800)	(1,152,320)
Non-deductible expenses	(19,503)	167,879
Deferred tax assets originating from previously unrecognized temporary differences, net	127,163	61,404
Deferred tax assets that cannot be utilized, net	24,800	—

Corporate income tax expense	666,451	1,057,064
Final income tax expense	12,836	51,012

Total income tax expense of the Company	679,287	1,108,076
Income tax expense of the subsidiaries	1,650,042	2,362,701

Total consolidated income tax expense	2,329,329	3,470,777

*	The 2005 figures have been restated due to the adoption of PSAK 24R (see Note 4a).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
40. INCOME TAX (continued)
d. (continued)

	2005	2006
	(As restated*)
Income before tax attributable to the Company	4,482,695	6,927,034
Less: Income subject to final tax	(44,143)	(326,641)

	4,438,552	6,600,393

Temporary differences:
Depreciation of property, plant and equipment	356,120	476,792
Gain on sale of property, plant and equipment	(535)	1,234
Allowance for doubtful accounts	49,592	150,045
Accounts receivable written-off	(17,525)	(64,812)
Allowance for inventory obsolescence	(4,429)	1,362
Inventory written-off	(910)	—
Accrued early retirement benefits	558,421	—
Payment for early retirement benefits	(581,130)	—
Accrued employee benefits	(11,431)	270,609
Net periodic pension cost	(10,147)	(143,868)
Long service awards	61,345	45,157
Amortization of intangible assets	448,441	448,441
Amortization of deferred stock issuance costs	136,684	—
Amortization of landrights	(846)	(2,438)
Temporary differences of KSO units	38,360	—
Depreciation of property, plant and equipment under revenue-sharing arrangements	31,918	42,438
Amortization of unearned income on revenue- sharing arrangements	(53,044)	(64,187)
Payments of liability of business acquisition and the related interest	(325,220)	(206,704)
Foreign exchange loss on liability of business acquisition	179,499	(176,988)
Foreign exchange losses capitalized to property under construction	—	2,476
Capital leases	—	11,805

Total temporary differences	855,163	791,362

*	The 2005 figures have been restated due to the adoption of PSAK 24R (see Note 4a).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
40. INCOME TAX (continued)
 d. (continued)

	2005	2006
	(As restated*)
Permanent differences:
Net periodic post-retirement health care benefit cost	240,975	295,636
Amortization of goodwill and intangible assets	10,635	8,858
Amortization of deferred interests	—	26,256
Depreciation expense	5,251
Equity in net income of associates and subsidiaries	(2,702,666)	(3,841,068)
Interest income	(11,844)	—
Income from land/building rental	(9,024)	—
Others	209,790	228,847

Total permanent differences	(2,256,883)	(3,281,471)

Taxable income subject to corporate income tax	3,036,832	4,110,286

Corporate income tax expense	911,032	1,233,068
Final income tax expense	12,836	51,012

Total current income tax expense of the Company	923,868	1,284,080
Current income tax expense of the subsidiaries	1,621,946	2,352,780

Total current income tax expense	2,545,814	3,636,860

*	The 2005 figures have been restated due to the adoption of PSAK 24R (see Note 4a).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
40. INCOME TAX (continued)
e.	Deferred tax assets and liabilities

The details of the Company’s and subsidiaries’ deferred tax assets and liabilities are as follows:

			(Charged)/
			Credited
	December 31,	Business	to Statements	June 30,
	2004	Acquisitions	of Income	2005
			(As restated*)	(As restated*)
The Company
Deferred tax assets:
Allowance for doubtful accounts	207,679	—	19,265	226,944
Allowance for inventory obsolescence	15,494	—	(1,770)	13,724
Long-term investments	4,685	—	(4,706)	(21)
Accrued early retirement benefits	—	—	3,441	3,441
Accrued for employee bonuses	5,926	—	(3,428)	2,498
Accrued long service awards	164,750	—	8,150	172,900
Net periodic pension cost	433,439	—	(3,717)	429,722
Liabilities of business acquisitions	1,009,932	—	(9,012)	1,000,920

Total deferred tax assets	1,841,905	—	8,223	1,850,128

Deferred tax liabilities:
Interest receivables	—	—	—	—
Difference between book and tax property, plant and equipment’s net book value	(2,198,654)	—	110,735	(2,087,919)
Landrights	(1,571)	—	(253)	(1,824)
Revenue-sharing arrangements	(41,637)	—	(8,655)	(50,292)
Intangible assets	(1,614,386)	—	134,531	(1,479,855)

Total deferred tax liabilities	(3,856,248)	—	236,358	(3,619,890)

Deferred tax liabilities of the Company, net	(2,014,343)	—	244,581	(1,769,762)

Deferred tax liabilities of the subsidiaries, net	(913,224)	—	(28,019)	(941,243)

Total deferred tax liabilities, net	(2,927,567)			(2,711,005)

*	The 2005 figures have been restated due to the adoption of PSAK 24R (see Note 4a).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
40. INCOME TAX (continued)
e. Deferred tax assets and liabilities (continued)

			(Charged)/
			Credited
	December 31,	Business	to Statements	June 30,
	2005	Acquisitions	of Income	2006
	(As restated *)
The Company
Deferred tax assets:
Allowance for doubtful accounts	205,396	—	(20,268)	185,128
Allowance for inventory obsolescence	13,652	—	417	14,069
Long-term investments	6,666	—	(3,468)	3,198
Accrued employee benefits	63,003	—	81,183	144,186
Accrued long service awards	148,791	—	13,547	162,338
Net periodic pension cost	384,237	—	(43,160)	341,077
Capital leases	6,408	—	1,116	7,524
Liabilities of business acquisitions	945,403	—	(119,631)	825,772
Accrued expenses	58,265	—	—	58,265

Total deferred tax assets	1,831,821	—	(90,264)	1,741,557

Deferred tax liabilities:
Difference between book and tax property, plant and equipment’s net book value	(1,766,217)	—	139,045	(1,627,172)
Landrights	(2,604)	—	(731)	(3,335)
Revenue-sharing arrangements	(37,176)	—	(6,577)	(43,753)
Intangible assets	(1,345,324)	—	134,532	(1,210,792)

Total deferred tax liabilities	(3,151,321)	—	266,269	(2,885,052)

Deferred tax liabilities of the Company, net	(1,319,500)	—	176,005	(1,143,495)

Deferred tax liabilities of the subsidiaries, net	(1,072,310)	—	(12,586)	(1,084,896)

Total deferred tax liabilities, net	(2,391,810)			(2,228,391)

*	The 2005 figures have been restated due to the adoption of PSAK 24R (see Note 4a).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
40.	INCOME TAX (continued)
f.	Administration

Under the taxation laws of Indonesia, the Company submits tax returns on the basis of self-assessment. The tax authorities may assess or amend taxes within ten years from the date the tax became payable.

The Company and its subsidiaries are being audited by the tax authorities for various fiscal years. These tax audits are not finalized at the date of these financial statements; however, management believes that the outcome of these tax audits will not be significant.
41.	BASIC EARNINGS PER SHARE

Net income per share is computed by dividing net income by the weighted average number of shares outstanding during the year, totaling 20,159,999,280 and 20,155,200,411 in 2005 and 2006, respectively. See also Notes 1b and 2s.

The Company does not have potentially dilutive ordinary shares.

42.	CASH DIVIDENDS AND GENERAL RESERVE

Pursuant to the Annual General Meeting of Shareholders as stated in notarial deed No. 36 dated June 24, 2005 of A. Partomuan Pohan, S.H., LL.M., the stockholders approved the distribution of cash dividends for 2004 amounting to Rp3,064,604 million or Rp152.01 per share (of which Rp143,377 million or Rp7.11 per share was distributed as interim cash dividends in December 2004) and appropriation of Rp122,584 million for general reserve.

Pursuant to the Annual General Meeting of Shareholder as stated in notarial resume No. 210/VI/2006 dated June 30, 2006 of A. Partomuan Pohan, S.H., LL.M., the stockholders approved the distribution of cash dividends for 2005 amounting to Rp4,400,090 million or minimum of Rp218.86 per share. As of June 30, 2006 the declaration of dividend was recorded as Dividend Liability.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
43.	PENSION PLANS
a.	The Company

The Company sponsors a defined benefit pension plan and a defined contribution pension plan.

The defined benefit pension plan is provided for employees hired with permanent status prior to July 1, 2002. The pension benefits are paid based on the participating employees’ latest basic salary at retirement and years of service. The plan is managed by Telkom Pension Fund (Dana Pensiun Telkom). The participating employees contribute 18% (before March 2003: 8.4%) of their basic salaries to the plan. The Company’s contributions to the pension fund for the six months period ended June 30, 2005 and 2006 amounted to Rp335,654 million and Rp347,551 million, respectively.

In 2002, the Company amended its defined benefit pension plan to increase the pension benefits for certain participating employees above 56 years of age, beneficiaries of deceased participating employees or employees with physical disabilities. The increase applies to participating employees who retired on or after July 1, 2002. The Company also increased pension benefits for employees who retired prior to August 1, 2000 by 50%, effective January 1, 2003.

The defined contribution pension plan is provided for employees hired with permanent status on or after July 1, 2002. The plan is managed by a financial institution pension fund (Dana Pensiun Lembaga Keuangan). The Company’s annual contribution to the defined contribution pension plan is determined based on a certain percentage of the participants’ salaries and amounted to Rp421 million and Rp884 million for six months period ended June 30, 2005 and 2006, respectively.

The following table presents the change in projected benefit obligation, the change in plan assets, funded status of the plan and the net amount recognized in the Company’s balance sheets for the six months period ended June 30, 2005 and 2006 for its defined benefit pension plan:

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
43. PENSION PLANS (continued)
a.	The Company (continued)

	2005	2006
	(As restated*)
Change in projected benefit obligation
Projected benefit obligation at beginning of year	7,315,182	7,140,100
Service cost	69,059	93,980
Interest cost	394,915	384,293
Plan participants’ contributions	20,686	19,142
Actuarial gain	(397,090)	(387,586)
Benefits paid	(175,110)	(152,958)

Projected benefit obligation at end of year	7,227,642	7,096,971

Change in plan assets
Fair value of plan assets at beginning of year	4,884,523	5,429,954
Actual return on plan assets	77,877	338,801
Employer contribution	354,104	347,551
Plan participants’ contributions	20,686	19,142
Benefits paid	(175,110)	(152,958)

Fair value of plan assets at end of year	5,162,080	5,982,490

Funded status	(2,065,562)	(1,114,481)
Unrecognized prior service cost	1,259,535	1,120,513
Unrecognized net actuarial gain	(554,598)	(1,148,241)

(Accrued) prepaid pension benefit cost	(1,360,625)	(1,142,209)

* The 2005 figures have been restated due to the adoption of PSAK 24R (see Note 4a).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
43. PENSION PLANS (continued)
a.	The Company (continued)

The movement of the accrued pension benefit cost during the six months period ended June 30, 2005 and 2006 is as follows :

	2005	2006
	(As restated*)
Accrued pension benefit cost at beginning of year	1,447,911	1,283,021
Net periodic pension cost less amounts charged to KSO Units	257,488	196,625
Amounts charged to KSO Units under contractual agreement	9,330	10,114
Contributions	(354,104)	(347,551)

Accrued pension benefit cost at end of year	1,360,625	1,142,209

As of June 30, 2005 and 2006, plan assets consist mainly of Indonesian Government Bonds and corporate bonds.
The actuarial valuations for the defined benefit pension plan performed based on measurement date of December 31, 2004 and 2005 for each of the years were prepared on March 15, 2005 and February 27, 2006, respectively, by PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide. The principal actuarial assumptions used by the independent actuary as of December 31, 2004 and 2005 are as follows.

	2004	2005
Discount rate	11%	11%
Expected long-term return on plan assets	10.5%	10.5%
Rate of compensation increase	8%	8.8%

* The 2005 figures have been restated due to the adoption of PSAK 24R (see Note 4a).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
43. PENSION PLAN (continued)
a.	The Company (continued)

The components of net periodic pension cost are as follows:

	2005	2006
	(As restated *)
Service cost	69,059	93,980
Interest cost	394,915	384,293
Expected return on plan assets	(266,667)	(338,801)
Amortization of prior service cost	69,511	69,511
Recognized actuarial loss (gain)	—	(2,245)

Net periodic pension cost	266,818	206,738
Amount charged to KSO Units under contractual agreement	(9,330)	(10,114)

Total net periodic pension cost less amounts charged to KSO Units (Note 37)	257,488	196,624

b.	Telkomsel

Telkomsel provides a defined benefit pension plan for its employees under which pension benefits to be paid are based on the employee’s latest basic salary and number of years of service. PT Asuransi Jiwasraya (“Jiwasraya”), a state-owned life insurance company, manages the plan. Up to 2004, the employees contributed 5% of their monthly basic salaries to the plan and Telkomsel contributed any remaining amount required to fund the plan. Beginning in 2005, the entire contributions are borne by Telkomsel.

* The 2005 figures have been restated due to the adoption of PSAK 24R (see Note 4a).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
43. PENSION PLAN (continued)
b.	Telkomsel (continued)

The components of the net periodic pension cost are as follows:

	2005	2006
Service cost	5,036	10,660
Interest cost	3,324	8,084
Expected return on plan assets	(416)	(1,062)
Amortization of prior service cost	(32)	(32)
Recognized actuarial loss	660	2,609
Amortization of net obligation at the date of initial application of PSAK No. 24	89	89

Net periodic pension cost (Note 37)	8,661	20,348

The net periodic pension cost for the pension plan is calculated based on the actuarial calculation prepared by PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide. The principal actuarial assumptions used by the independent actuary based on measurement date of December 31, 2004 and 2005 for each of the years are as follows:

	2004	2005
Discount rate	11%	11%
Expected long-term return on plan assets	7.5%	7.5%
Rate of compensation increase	9%	8%
The reconciliation of the funded status of the plan with the net amount recognized in the balance sheets of Telkomsel as of June 30, 2005 and 2006 is as follows:

	2005	2006
Projected benefit obligation	(95,325)	(165,848)
Fair value of plan assets	16,077	49,744

Funded status	(79,248)	(116,104)
Unrecognized prior service cost	(1,003)	(939)
Unrecognized net actuarial loss	63,888	101,845
Unrecognized net obligation at the date of initial application of PSAK No. 24	2,273	2,095

Accrued pension benefit cost	(14,090)	(13,103)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
43. PENSION PLANS (continued)
c.	Infomedia

Infomedia provides a defined benefit pension plan for its employees. The reconciliation of the funded status of the plan with the net amount recognized in the balance sheets as of June 30, 2005 and 2006 is as follows:

	2005	2006
Projected benefit obligation	(4,051)	(5,519)
Fair value of plan assets	5,413	5,979

Funded status	1,362	460

Prepaid pension benefit cost	1,362	460

The net periodic pension cost of Infomedia amounted to Rp16 million and Rp16 million for the six months period ended June 30, 2005 and 2006, respectively.
d.	Obligation Under Labor Law

Under Law No. 13/2003 concerning labor regulation, the Company and its subsidiaries are required to provide a minimum pension benefit, if not already covered by the sponsored pension plans, to their employees upon retiring at the age of 55. The total related obligation recognized as of June 30, 2005 and 2006 amounted to Rp21,677 million and Rp31,128 million, respectively. The total related employee benefit cost charged to expense amounted to Rp5,755 million and Rp5,712 million for the six months period ended June 30, 2005 and 2006, respectively.

e.	Additional THT benefit

Starting January 1, 2005 the Company has increased the pension benefit by using additional two times of basic salary for pre-1992 employees who will leave the Company due to reaching normal retirement age, death and disability during year 2005 until 2006. These additional benefit will be paid directly from the Company. The total related obligation recognized as of June 30, 2005 and 2006 amounted to Rp3,688 million and Rp43,547 million, respectively. The total related employee benefit cost charged to expense amounted to Rp72,270 million and Rp3,865 million for the six months period ended June 30, 2005 and 2006, respectively.
44. LONG SERVICE AWARDS
a.	The Company

The Company provides certain cash awards for its employees who meet certain length of service requirement. The benefits are either paid at the time the employee reaches certain anniversary dates during employment, upon retirement or termination.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
44. LONG SERVICE AWARDS (continued)
a.	The Company (continued)

The actuarial valuations for the long service awards performed based on measurement date of December 31 for each of the years were prepared on March 15, 2005 and February 27, 2006, respectively, by PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide. The principal actuarial assumptions used by the independent actuary as of December 31, 2004 and 2005 are as follows:

	2004	2005
Discount rate	11%	11%
Rate of compensation increase	8%	8%
The movement of the accrued long service awards during the six months period ended December 30, 2005 and 2006 is as follows:

	2005	2006
	(As restated*)
Accrued long service awards at beginning of year	426,705	495,969
Net periodic benefit cost (Note 37)	96,225	74,977
Benefits paid	(61,593)	(29,820)

Accrued long service awards at end of year	461,337	541,126

b.	Telkomsel

Telkomsel provides certain cash awards for its employees based on the employees’ length of service. The benefits are either paid at the time the employee reaches certain anniversary dates during employment, upon retirement or at the time of termination.

The obligation with respect to these awards is determined based on actuarial valuation using the Projected Unit Credit Method, and amounted to Rp20,384 million and Rp34,415 million as of June 30, 2005 and 2006, respectively. The related benefit cost charged to expense amounted to Rp4,714 million and Rp5,861 million for the six months period ended June 30, 2005 and 2006, respectively.

* The 2005 figures have been restated due to the adoption of PSAK 24R (see Note 4a).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
45. POST-RETIREMENT HEALTH CARE BENEFITS
The Company provides a post-retirement health care plan for all of its employees hired before November 1, 1995 who have worked for the Company for 20 years or more when they retire, and to their eligible dependents. The requirement of working for over 20 or more years does not apply to employees who retired prior to June 3, 1995. However, the employees hired by the Company starting from November 1, 1995 will no longer be entitled to this plan. The plan is managed by Yayasan Kesehatan Pegawai Telkom (“YKPT”).
The components of net periodic post-retirement health care benefit cost are as follows:

	2005	2006
	(As restated *)
Service cost	43,818	53,757
Interest cost	253,997	302,787
Expected return on plan assets	(51,749)	(72,632)
Recognized actuarial loss	4,041	22,370

Net periodic post-retirement benefit cost	250,107	306,282
Amounts charged to KSO Units under contractual agreement	(5,814)	(6,592)

Total net periodic post-retirement benefit cost less amounts charged to KSO Units (Note 37)	244,293	299,690

The actuarial valuations for the post-retirement health care benefits performed based on measurement date of December 31 for each of the years were prepared on March 15, 2005 and February 27, 2006, respectively, by PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide.
The principal actuarial assumptions used by the independent actuary as of December 31, 2004 and 2005 are as follows:

	2004	2005
Discount rate	11%	11%
Expected long-term return on plan assets	8%	8%
Health care cost trend rate assumed for next year	12%	9%
The ultimate trend rate	8%	9%
Year that the rate reaches the ultimate trend rate	2007	2006

*	The 2005 figures have been restated due to the adoption of PSAK 24R (see Note 4a).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
45. POST-RETIREMENT HEALTH CARE BENEFITS (continued)
The following table presents the change in projected benefit obligation, the change in plan assets, funded status of the plan and the net amount recognized in the Company’s balance sheets as of June 30, 2005 and 2006:

	2005	2006
	(As restated*)
Change in projected benefit obligation
Projected benefit obligation at beginning of year	4,681,005	5,574,489
Service cost	43,818	53,757
Interest cost	253,997	302,787
Actuarial loss	211,917	252,366
Benefits paid	(62,990)	(69,283)

Projected benefit obligation at end of year	5,127,747	6,114,116

Change in plan assets
Fair value of plan assets at beginning of year	1,138,768	1,493,897
Actual return on plan assets	22,605	72,633
Employer contributions	286,688	425,368
Benefits paid	(62,990)	(69,283)

Fair value of plan assets at end of year	1,385,071	1,922,615

Funded status	(3,742,676)	(4,191,501)
Unrecognized net actuarial loss	795,550	1,262,567

Accrued post-retirement health care benefit cost	(2,947,126)	(2,928,934)

The movement of the accrued post-retirement health care benefit cost during the six months period ended June 30, 2005 and 2006 is as follows:

	2005	2006
	(As restated*)
Accrued post-retirement health care benefit cost at beginning of year	2,983,707	3,048,021
Net periodic post-retirement health care benefit cost less amounts charged to KSO Units	244,293	299,689
Amounts charged to KSO Units under contractual agreement	5,814	6,592
Contributions	(286,688)	(425,368)

Accrued post-retirement health care benefit cost at end of year	2,947,126	2,928,934

* The 2005 figures have been restated due to the adoption of PSAK 24R (see Note 4a).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
46. RELATED PARTY INFORMATION
In the normal course of business, the Company and its subsidiaries entered into transactions with related parties. It is the Company’s policy that the pricing of these transactions be the same as those of arms-length transactions.
The following are significant agreements/transactions with related parties:
a.	Government of the Republic of Indonesia
i.	The Company obtained “two-step loans” from the Government of the Republic of Indonesia, the Company’s majority stockholder.

Interest expense for two-step loans amounted to Rp166,469 million and Rp200,218 million in 2005 and 2006, respectively. Interest expense for two-step loan reflected 25.7% and 34.2% of total interest expense in 2005 and 2006, respectively.

ii.	The Company and its subsidiaries pay concession fees for telecommunications services provided and radio frequency usage charges to the Ministry of Communications (formerly, Ministry of Tourism, Post and Telecommunications) of the Republic of Indonesia.

Concession fees amounted to Rp319,813 million and Rp235,910 million in 2005 and 2006, respectively. Concession fees reflected 2.8% and 1.8% of total operating expenses in 2005 and 2006, respectively. Radio frequency usage charges amounted to Rp275,836 million and Rp329,046 million in 2005 and 2006, respectively. Radio frequency usage charges reflected 2.6% and 2.5% of total operating expenses in 2005 and 2006, respectively.

iii.	Beginning in 2005, the Company and its subsidiaries pay Universal Service Obligation (“USO”) charges to the Ministry of Communications and Information (“MoCI”) of the Republic of Indonesia pursuant to the MoCI Regulation No.15/PER/M.KOMINFO/9/2005 of September 30, 2005.

USO charges amounted to Rp180,356 million in 2006, which reflected 1.4% of total operating expenses in 2006.
b.	Commissioners and Directors Remuneration
i.	The Company and its subsidiaries provide honorarium and facilities to support the operational duties of the Board of Commissioners. The total of such benefits amounted to Rp10,637 million and Rp9,609 million in 2005 and 2006, respectively, which reflected 0.1% and 0.1% of total operating expenses in 2005 and 2006, respectively.

ii.	The Company and its subsidiaries provide salaries and facilities to support the operational duties of the Board of Directors. The total of such benefits amounted to Rp26,607 million and Rp47,459 million in 2005 and 2006, respectively, which reflected 0.2% and 0.3% of total operating expenses in 2005 and 2006, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
46. RELATED PARTY INFORMATION (continued)
c.	Indosat

Through December 19, 2002, the Government was the majority and controlling shareholder of Indosat and therefore, Indosat was under the same common control as the Company. Following the sale of the Government’s 41.94% ownership interest in Indosat on December 20, 2002 (Note 30), the Government’s ownership interest in Indosat was reduced to approximately 15%. The Company still considers Indosat as a related party because the Government can exert significant influence over the financial and operating policies of Indosat by virtue of its right to appoint one director and one commissioner of Indosat.

Following the merger of Indosat, PT Indosat Multimedia Mobile (“IM3”), Satelindo and PT Bimagraha Telekomindo on November 20, 2003, all rights and obligations arising from the agreements entered by the Company with IM3 and Satelindo were transferred to Indosat.

The Company has an agreement with Indosat for the provision of international telecommunications services to the public.

The principal matters covered by the agreement are as follows:
i.	The Company provides a local network for customers to make or receive international calls. Indosat provides the international network for the customers, except for certain border towns, as determined by the Director General of Post and Telecommunications of the Republic of Indonesia. The international telecommunications services include telephone, telex, telegram, package switched data network, television, teleprinter, Alternate Voice/Data Telecommunications (“AVD”), hotline and teleconferencing.

ii.	The Company and Indosat are responsible for their respective telecommunications facilities.

iii.	Customer billing and collection, except for leased lines and public phones located at the international gateways, are handled by the Company.

iv.	The Company receives compensation for the services provided in the first item above, based on the interconnection tariff determined by the Minister of Communications of the Republic of Indonesia.
The Company has also entered into an interconnection agreement between the Company’s fixed-line network and Indosat’s cellular network in connection with the implementation of Indosat Multimedia Mobile services and the settlement of the related interconnection rights and obligations.
The Company also has an agreement with Indosat for the interconnection of Indosat’s GSM mobile cellular telecommunications network with the Company’s PSTN, enabling the Company’s customers to make outgoing calls to or receive incoming calls from Indosat’s customers.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
46. RELATED PARTY INFORMATION (continued)
c.	Indosat (continued)

The Company has been handling customer billings and collections for Indosat. Indosat is gradually taking over the activities and performing its own direct billing and collection. The Company receives compensation from Indosat computed at 1% of the collections made by the Company beginning January 1, 1995, plus the billing process expenses which are fixed at a certain amount per record.

Telkomsel also entered into an agreement with Indosat for the provision of international telecommunications services to GSM mobile cellular customers. The principal matters covered by the agreement are as follows:
i.	Telkomsel’s GSM mobile cellular telecommunications network is connected to Indosat’s international gateway exchanges to make outgoing or receive incoming international calls through Indosat’s international gateway exchanges.

ii.	Telkomsel’s GSM mobile cellular telecommunications network is connected to Indosat’s mobile cellular telecommunications network, enabling Telkomsel’s cellular subscribers to make outgoing calls to or receive incoming calls from Indosat’s cellular subscribers.

iii.	Telkomsel receives as compensation for the interconnection, a specific percentage of Indosat’s revenues from the related services which are made through Indosat’s international gateway exchanges and mobile cellular telecommunications network.

iv.	Billings for calls made by Telkomsel’s customers are handled by Telkomsel. Telkomsel is obliged to pay Indosat’s share of revenue regardless whether billings to customers have been collected.

v.	The provision and installation of the necessary interconnection equipment is Telkomsel’s responsibility. Interconnection equipment installed by one of the parties in another party’s locations shall remain the property of the party installing such equipment. Expenses incurred in connection with the provision of equipment, installation and maintenance are borne by Telkomsel.
Telkomsel also has an agreement with Indosat on the usage of Indosat’s telecommunications facilities. The agreement, which was made in 1997 and is valid for eleven years, is subject to change based on an annual review and mutual agreement by both parties. The charges for the usage of the facilities amounted to Rp9,741 million and Rp9,205 million in 2005 and 2006, respectively, reflecting 0.1% and 0.1% of total operating expenses in 2005 and 2006, respectively. Other agreements between Telkomsel and Indosat are as follows:
i.	Agreement on Construction and Maintenance for Jakarta-Surabaya Cable System (“J-S Cable System”).

On October 10, 1996, Telkomsel, Lintasarta, Satelindo and Indosat (the “Parties”) entered into an agreement on the construction and maintenance of the J-S Cable System. The Parties have formed a management committee which consists of a chairman and one representative from each of the Parties to direct the construction and operation of the cable system. The construction of the cable system was completed in 1998. In accordance with the agreement, Telkomsel shared 19.325% of the total construction cost. Operating and maintenance costs are shared based on an agreed formula.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
46. RELATED PARTY INFORMATION (continued)
c.	Indosat (continued)
i.	Agreement on Construction and Maintenance for Jakarta-Surabaya Cable System (“J-S Cable System”) (continued)

Telkomsel’s share in operating and maintenance costs amounted to Rp526 million and Rp497 million for the years 2005 and 2006, respectively.

ii.	Indefeasible Right of Use Agreement

On September 21, 2000, Telkomsel entered into agreement with Indosat on the use of SEA — ME — WE 3 and tail link in Jakarta and Medan. In accordance with the agreement, Telkomsel was granted an indefeasible right to use certain capacity of the Link starting from September 21, 2000 until September 20, 2015 in return for an upfront payment of US$2.7 million. In addition to the upfront payment, Telkomsel is also charged annual operating and maintenance costs amounting to US$0.1 million.
Pursuant to the expiration of the agreement between Telkomsel and Indosat with regard to the provision of international telecommunication services to GSM mobile cellular customers, in April 2004 Telkomsel and Indosat entered into an interim agreement. Under the terms of the interim agreement, Telkomsel receives 27% of the applicable tariff for outgoing international calls from Telkomsel subscribers and Rp800 per minute for incoming international calls to Telkomsel subscribers. The interim agreement is effective from March 1, 2004 until such date that Telkomsel and Indosat enter into a new agreement.
The Company and its subsidiaries earned revenue (were charged) net interconnection charges from Indosat of (Rp62,528 million) and Rp254,814 million in 2005 and 2006, respectively, reflecting 0.32% and 2.36% of total operating revenues in 2005 and 2006, respectively.
In 1994, the Company transferred to Satelindo the right to use a parcel of Company-owned land located in Jakarta which had been previously leased to Telekomindo, an associated company. Based on the transfer agreement, Satelindo is given the right to use the land for 30 years and can apply for the right to build properties thereon. The ownership of the land is retained by the Company. Satelindo agreed to pay Rp43,023 million to the Company for the thirty-year right. Satelindo paid Rp17,210 million in 1994 and the remaining Rp25,813 million was not paid because the Utilization Right (“Hak Pengelolaan Lahan”) on the land could not be delivered as provided in the transfer agreement. In 2000, the Company and Satelindo agreed on an alternative solution resulting in which the payment is treated as a lease expense up to 2006. In 2001, Satelindo paid an additional amount of Rp59,860 million as lease expense up to 2024. As of June 30, 2005 and 2006, the prepaid portion is shown in the consolidated balance sheets as “Advances from customers and suppliers.”

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
46. RELATED PARTY INFORMATION (continued)
c.	Indosat (continued)

The Company provides leased lines to Indosat and its subsidiaries, namely Indosat Mega Media and Lintasarta. The leased lines can be used by those companies for telephone, telegraph, data, telex, facsimile or other telecommunication services. Revenue earned from these transactions amounted to Rp61,917 million and Rp81,425 million in 2005 and 2006, respectively, which reflected 0.6% and 0.6% of total operating revenues in 2005 and 2006, respectively.

Lintasarta utilizes the Company’s satellite transponders or frequency channels. Revenue earned from these transactions amounted to Rp4,225 million and Rp2,758 million in 2005 and 2006, respectively, which reflected less than 0.04% and less than 0.1% of total operating revenues in 2005 and 2006, respectively.

Telkomsel has an agreement with Lintasarta and PT Artajasa Pembayaran Elektronis (“Artajasa”) for the usage of data communication network system. The charges from Lintasarta and Artajasa for the services amounted to Rp9,917 million and Rp18,928 million in 2005 and 2006, respectively, reflecting 0.1% and 0.1% of total operating expenses in 2005 and 2006, respectively.
d.	Others
(i)	The Company provides telecommunication services to substantially all Government agencies in Indonesia.

(ii)	The Company has entered into agreements with Government agencies and associated companies, namely CSM, Patrakom and KSO VII, for utilization of the Company’s satellite transponders or frequency channels. Revenue earned from these transactions amounted to Rp18,950 million and Rp43,090 million in 2005 and 2006, respectively, which reflected 0.2% and 0.3% of total operating revenues in 2005 and 2006, respectively.

(iii)	The Company provides leased lines to associated companies, namely CSM, Patrakom and PSN. The leased lines can be used by the associated companies for telephone, telegraph, data, telex, facsimile or other telecommunications services. Revenue earned from these transactions amounted to Rp14,027 million and Rp20,743 million in 2005 and 2006, respectively, reflecting 0.1% and 0.2% of total operating revenues in 2005 and 2006, respectively.

(iv)	The Company purchases property and equipment including construction and installation services from a number of related parties. These related parties include PT Industri Telekomunikasi Indonesia (“PT INTI”), Lembaga Elektronika Nasional, PT Adhi Karya, PT Pembangunan Perumahan, PT Nindya Karya, PT Boma Bisma Indra, PT Wijaya Karya, PT Waskita Karya, PT Gratika and Koperasi Pegawai Telkom. Total purchases made from these related parties amounted to Rp68,304 million and Rp31,483 million in 2005 and 2006, respectively, reflecting 1.7%, and 0.4% of total fixed asset purchases in 2005 and 2006, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
46. RELATED PARTY INFORMATION (continued)
d.	Others (continued)
(v)	PT INTI is also a major contractor and supplier of equipment, including construction and installation services for Telkomsel. Total purchases from PT INTI in 2005 and 2006 amounted to Rp27,752 million and Rp40,573 million, respectively, reflecting 0.7% and 0.6% of total fixed asset purchases in 2005 and 2006, respectively.

(vi)	Telkomsel has an agreement with PSN for lease of PSN’s transmission link. Based on the agreement, which was made on March 14, 2001, the minimum lease period is 2 years since the operation of the transmission link and is extendable subject to agreement by both parties. The lease charges amounted to Rp41,203 million and Rp24,684 million in 2005 and 2006, respectively, reflecting 1% and 0.2% of total operating expenses in 2005 and 2006, respectively.

(vii)	The Company and its subsidiaries carry insurance (on their property, plant and equipment against property losses, inventory and on employees’ social security) obtained from PT Asuransi Jasa Indonesia, PT Asuransi Tenaga Kerja and PT Persero Asuransi Jiwasraya, which are state-owned insurance companies. Insurance premiums charged amounted to Rp83,614 million and Rp104,811 million in 2005 and 2006, respectively, reflecting 0.7% and 0.5% of total operating expenses in 2005 and 2006, respectively.

(viii)	The Company and its subsidiaries maintain current accounts and time deposits in several state-owned banks. In addition, some of those banks are appointed as collecting agents for the Company. Total placements in form of current accounts and time deposits, and mutual funds in state-owned banks amounted to Rp2,712,116 million and Rp5,072,927 million as of June 30, 2005 and 2006, respectively, reflecting 4.3% and 8.7% of total assets as of June 30, 2005 and 2006, respectively. Interest income recognized during 2005 and 2006 was Rp29,093 million and Rp185,585 million reflecting 21.4% and 56.9% of total interest income in 2005 and 2006, respectively.

(ix)	The Company’s subsidiaries have loans from a state-owned bank. Interest expense on the loans for 2005 and 2006 amounted to Rp3,543 million and Rp778 million, respectively, representing 0.5% and 0.1% of total interest expense in 2005 and 2006, respectively.

(x)	The Company leases buildings, purchases materials and construction services, and utilizes maintenance and cleaning services from Dana Pensiun Telkom and PT Sandhy Putra Makmur, a subsidiary of Yayasan Sandikara Putra Telkom — a foundation managed by Dharma Wanita Telkom. Total charges from these transactions amounted to Rp21,027 million and Rp103,974 million in 2005 and 2006, respectively, reflecting 0.2% and 0.8% of total operating expenses in 2005 and 2006, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
46. RELATED PARTY INFORMATION (continued)
d.	Others (continued)
(xi)	The Company and its subsidiaries earned (were charged for) interconnection revenues (charges) from PSN, with a total of (Rp99 million) and Rp4,634 million in 2005 and 2006, respectively, reflecting (0.02%) and less than 0.04% of total operating revenues in 2005 and 2006, respectively.

(xii)	In addition to revenues earned under the KSO Agreement (Note 48), the Company also earned income from building rental, repairs and maintenance services and training services provided to the KSO Units, amounting to Rp6,530 million and Rp9,792 million in 2005 and 2006, respectively, reflecting 0.03% and 0.01% of total operating revenues in 2005 and 2006, respectively.

(xiii)	Telkomsel has operating lease agreements with Patrakom and CSM for the usage of their transmission link for a period of three years, subject to extensions. The lease charges amounted to Rp88,629 million 2006 representing 0.7% of total operating expenses in 2006.

(xiv)	Kisel is a cooperative that was established by Telkomsel’s employees to engage in car rental services, printing and distribution of customer bills, collection and other services principally for the benefit of Telkomsel. For these services, Kisel charged Telkomsel Rp25,121 million in 2006. Telkomsel also has dealership agreements with Kisel for distribution of SIM cards and pulse reload vouchers. Total SIM cards and pulse reload vouchers which were sold to Kisel amounted to Rp1,158,559 million in 2006.

(xv)	Infomedia provides electronic media and call center services to KSO Unit VII based on an agreement dated March 4, 2003. Revenue earned from these transactions in 2005 and 2006 amounted to Rp4,558 million and Rp4,663 million, reflecting 0.02% and 0.02% of total operating revenues in 2005 and 2006, respectively.

(xvi)	The Company has also seconded a number of its employees to related parties to assist them in operating their business. In addition, the Company provided certain of its related parties with the right to use its buildings free of charge.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
46. RELATED PARTY INFORMATION (continued)
     Presented below are balances of accounts with related parties:

		2005 (As restated*)		2006
			% of		% of
		Amount	Total Assets	Amount	Total Assets
a.	Cash and cash equivalents (Note 6)	2,501,384	3.46	5,071,530	7.50

b.	Trade accounts receivable, net (Note 7)	462,403	0.75	621,521	0.92

c.	Other accounts receivable
	KSO Units	1,029	—	93,357	0.14
	State-owned banks (interest)	2,773	0.01	20,340	0.03
	Government agencies	20,099	0.03	450	—
	Other	13,968	0.02	4,315	0.01

	Total	37,869	0.06	118,462	0.18

d.	Prepaid expenses (Note 9)	25,121	0.04	35,976	0.05

e.	Other current assets (Note 10)	44,827	0.08	155,018	0.23

f.	Advances and other non-current assets (Note 14)
	Bank Mandiri	161,242	0.27	1,413	—
	Peruri	813	—	813	—
	PT Asuransi Jasa Indonesia	23,104	0.04	2,670	—

	Total	185,159	0.31	4,896	—

* The 2005 figures have been restated due to the adoption of PSAK 24R (see Note 4a).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
46. RELATED PARTY INFORMATION (continued)

		2005 (As restated*)		2006
			% of Total		% of Total
		Amount	Liabilities	Amount	Liabilities
g.	Trade accounts payable (Note 17)
	Government agencies	357,271	1.10	478,199	1.28
	KSO Units	4,376	0.01	45,345	0.12
	Indosat	81,119	0.25	94,527	0.25
	Koperasi Pegawai Telkom	11,362	0.03	22,217	0.06
	PSN	—	—	182	—
	PT INTI	169,055	0.52	56,316	0.15
	Others	84,279	0.26	61,201	0.18

	Total	707,462	2.17	757,987	2.04

h.	Accrued expenses (Note 18)
	Government agencies and state-owned banks
	Employees	955,124	2.94	852,630	2.29
	PT Asuransi Jasa Indonesia	17,152	0.05	2,038	0.01

	Total	1,065,362	3.28	951,408	2.56

i.	Short-term bank loans (Note 20)
	Bank Mandiri	43,498	0.13	—	—

j.	Two-step loans (Note 22)	7,638,554	23.51	4,857,463	13.05

k.	Accrued long service awards (Note 44)	569,599	1.75	575,541	1.55

l.	Accrued post-retirement health care benefits (Note 45)	1,886,327	5.80	2,928,934	7.87

m.	Long-term bank loans (Note 24)
	Bank Mandiri	36,305	0.11	303,416	0.82

47. SEGMENT INFORMATION
The Company and its subsidiaries have three main business segments: fixed wireline, fixed wireless and cellular. The fixed wireline segment provides local, domestic long-distance and international (starting 2004) telephone services, and other telecommunications services (including among others, leased lines, telex, transponder, satellite and Very Small Aperture Terminal-VSAT) as well as ancillary services. The fixed wireless segment provides CDMA-based telecommunication services which offers customers the ability to use a wireless handset with limited mobility (within a local code area). The cellular segment provides basic telecommunication services, particularly mobile cellular telecommunication services. Operating segments that do not individually represent more than 10% of the Company’s revenues are presented as “Other” comprising the telephone directories and building management businesses. In 2005, a re-alignment of management responsibilities caused a change in segment reporting. The fixed wireless telecommunication services business segment is now presented as a separate segment. This change in segment has been reflected for all periods presented.
Segment revenues and expenses include transactions between business segments and are accounted for at prices that management believes represent market prices.

* The 2005 figures have been restated due to the adoption of PSAK 24R (see Note 4a).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
47. SEGMENT INFORMATION (continued) ‘

	2005 (As restated*)
	Fixed	Fixed			Total Before		Total
	Wireline	Wireless	Cellular	Other	Elimination	Elimination	Consolidated
Segment results
External operating revenues	9,919,947	288,405	8,928,143	248,095	19,384,590	—	19,384,590
Inter-segment operating revenues	38,303	69,936	365,257	—	473,496	(473,496)	—

Total revenue	9,958,250	358,341	9,293,400	248,095	19,858,086	(473,496)	19,384,590

Segment expense	(6,966,968)	(633,389)	(4,003,713)	(187,786)	(11,791,856)	496,378	(11,295,478)

Segment result	2,991,282	(275,048)	5,289,687	60,309	8,066,230	22,882	8,089,112

Interest expense	(553,372)	(44,905)	(82,507)	(22)	(680,806)	33,212	(647,594)
Interest income	150,075	1,104	76,410	1,472	229,061	(92,883)	136,178
Loss on foreign exchange — net	(326,063)	(10,702)	(20,348)	110	(357,003)	—	(357,003)
Other income (expenses) — net	185,055	—	49,387	54,387	288,829	(22,882)	265,947
Tax expense	(776,397)	98,856	(1,617,340)	(34,448)	(2,329,329)	—	(2,329,329)
Equity in net income of associated companies	2,702,665	—	—	—	2,702,665	(2,695,873)	6,792

Income before minority interest	4,373,245	(230,695)	3,695,289	81,808	7,919,647	(2,755,544)	5,164,103
							—
Unallocated minority interest	—	—	—	(1,253)	(1,253)	(1,359,439)	(1,360,692)

Net income	4,373,245	(230,695)	3,695,289	80,555	7,918,394	(4,114,983)	3,803,411

Other information
Segment assets	36,006,084	3,658,374	22,251,755	415,124	62,331,337	(3,939,072)	58,392,265
Investments in associates	11,081,085	—	9,290	—	11,090,375	(10,999,313)	91,062

Total consolidated assets	47,087,169	3,658,374	22,261,045	415,124	73,421,712	(14,938,385)	58,483,327

Segment liabilities	(27,635,294)	(2,645,126)	(7,875,172)	(186,057)	(38,341,649)	3,939,072	(34,402,577)

Minority interest	—	—	—	(7,355)	(7,355)	(5,121,309)	(5,128,664)

Capital expenditures	13,988	(815,888)	(3,828,729)	(28,176)	(4,658,805)	—	(4,658,805)

Depreciation and amortization	(1,844,711)	(168,729)	(1,295,461)	(12,683)	(3,321,584)	6,944	(3,314,640)

Amortization of goodwill and other intangible assets	(459,076)	—	—	—	(459,076)	—	(459,076)

Other non-cash expenses	(131,450)	(88)	(84,430)	(2,344)	(218,312)	—	(218,312)

Net cash provided by operating activities	2,794,099	165,443	5,445,356	(5,453)	8,399,445	—	8,399,445

Net cash used in investing activities	(719,530)	(815,888)	(2,996,086)	(22,360)	(4,553,864)	—	(4,553,864)

Net cash used im financing activities	(361,314)	28,757	(2,356,120)	(20,449)	(2,709,126)	—	(2,709,126)

*	The 2005 figures have been restated due to the adoption of PSAK 24R (see Note 4a).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
47. SEGMENT INFORMATION (continued)

	2006
	Fixed	Fixed			Total Before		Total
	Wireline	Wireless	Cellular	Other	Elimination	Elimination	Consolidated
Segment results
External operating revenues	9,856,919	1,138,861	12,785,401	215,364	23,996,545	—	23,996,545
Inter-segment operating revenues	(64,411)	166,383	489,845	59,298	651,115	(651,115)	—

Total revenue	9,792,508	1,305,244	13,275,246	274,662	24,647,660	(651,115)	23,996,545

Segment expense	(7,368,597)	(691,191)	(5,667,390)	(183,164)	(13,910,342)	725,517	(13,184,825)

Segment result	2,423,911	614,053	7,607,856	91,498	10,737,318	74,402	10,811,720

Interest expense	(463,235)	(86,232)	(60,176)	(1,787)	(611,430)	25,627	(585,803)
Interest income	262,550	1,997	84,353	2,719	351,619	(25,627)	325,992
Loss on foreign exchange — net	377,202	108,423	101,091	(119)	586,597		586,597
Other income (expenses) — net	190,205	—	(77,913)	14,229	126,521	(74,402)	52,119
Tax expense	(925,285)	(191,472)	(2,324,052)	(29,967)	(3,470,776)		(3,470,776)
Equity in net income of associated companies	3,841,068	—	—	—	3,841,068	(3,844,286)	(3,218)

Income before minority interest	5,706,416	446,769	5,331,159	76,573	—	(3,844,286)	7,716,631
Unallocated minority interest	1,192	—	—	(2,207)	(1,015)	(1,896,656)	(1,897,671)

Net income	5,707,608	446,769	5,331,159	74,366	(1,015)	(5,740,942)	5,818,960

Other information
Segment assets	36,129,270	5,805,314	30,993,968	517,286	73,445,838	(5,886,519)	67,559,319
Investments in associates	13,198,160	—	9,290	—	13,207,450	(13,109,323)	98,127

Total consolidated assets	49,327,430	5,805,314	31,003,258	517,286	86,653,288	(18,995,842)	67,657,446

Segment liabilities	(26,175,653)	(2,907,527)	(13,781,814)	(238,694)	(43,103,688)	5,886,519	(37,217,169)

Minority interest	—	—	—	(9,132)	(9,132)	(6,131,325)	(6,140,457)

Capital expenditures	(549,941)	(1,199,183)	(6,022,551)	(18,681)	(7,790,356)	—	(7,790,356)

Depreciation and amortization	(2,114,904)	(217,483)	(1,971,282)	(16,596)	(4,320,265)	4,958	(4,315,307)

Amortization of goodwill and other intangible assets	(457,299)	—	—	—	(457,299)	—	(457,299)

Other non-cash expenses	(194,682)	—	(71,732)	(3,222)	(269,636)	—	(269,636)

Net cash provided by operating activities	4,705,471	786,116	7,244,031	(22,404)	12,713,214	—	12,713,214

Net cash used in investing activities	(549,941)	(1,199,183)	(6,022,551)	(18,681)	(7,790,356)	—	(7,790,356)

Net cash used im financing activities	(1,735,460)	517,314	316,230	13,771	(888,145)	—	(888,145)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
48.	JOINT OPERATION SCHEMES (“KSO”)

In 1995, the Company and five investors (PT Pramindo Ikat Nusantara, PT AriaWest International, PT Mitra Global Telekomunikasi Indonesia, PT Dayamitra Telekomunikasi and PT Bukaka Singtel International) entered into agreements for Joint Operation Schemes (“KSO”) and KSO construction agreements for the provision of telecommunication facilities and services for the Sixth Five-Year Development Plan (“Repelita VI”) of the Republic of Indonesia. The five investors undertook the development and operation of the basic fixed telecommunications facilities and services in five of the Company’s seven regional divisions.

Following the Indonesian economics crisis that began in mid-1997, certain KSO investors experienced difficulties in fulfilling their commitment under the KSO agreements. As remedial measures instituted by both the Company and those certain KSO investors did not fully remedy this situation, the Company entered into agreements with some of the KSO investors to acquire those KSO investors (Dayamitra in 2001, Pramindo in 2002 and AWI in 2003 — Note 5) and currently controls the related KSOs through its ownership of such KSO investors. In January 2004, the Company acquired full operational control of the KSO IV operations (Note 5). Accordingly, the revenue sharing percentage in those KSOs is no longer relevant as the financial statements of the acquired KSO investors and the related KSOs are consolidated into the Company’s financial statements since the date of acquisition. Subsequent to January 2004, only Regional Division VII is operated by a KSO investor, PT Bukaka Singtel International (“BSI”), which is not controlled by the Company.

Under the Joint Operation Scheme between the Company and BSI, the KSO Unit VII is required to make payments to the Company consisting of the following:
■	Minimum Telkom Revenue (“MTR”)

Represents the amount guaranteed by the KSO investor to be paid to the Company in accordance with the KSO agreement.

■	Distributable KSO Revenues (“DKSOR”)

DKSOR are the entire KSO revenues, less the MTR and the operational expenses of the KSO Units, as provided in the KSO agreement. These revenues are shared between the Company and BSI based on agreed upon percentages.

The DKSOR from fixed wireless revenues (“Telkom Flexi Revenues”) are shared between the Company and BSI based on a ratio of 95% and 5%, respectively.

The DKSOR from non-Telkom Flexi Revenues are shared between the Company and BSI based on a ratio of 35% and 65%, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
48.	JOINT OPERATION SCHEMES (“KSO”) (continued)

At the end of the KSO period, all rights, title and interests of BSI in existing installations and all work in progress, inventories, equipment, materials, plans and data relating to any approved additional new installation projects then uncompleted or in respect of which the tests have not been successfully completed, shall be sold and transferred to the Company without requiring any further action by any party, upon payment by the Company to the KSO investor of:
i.	the net present value, if any, of the KSO investor’s projected share in DKSOR from the additional new installations forming part of the KSO system on the termination date over the balance of the applicable payback periods, and

ii.	an amount to be agreed upon between the Company and the KSO investor as a fair compensation in respect of any uncompleted or untested additional new installations transferred.
49.	REVENUE-SHARING ARRANGEMENTS

The Company has entered into separate agreements with several investors under Revenue-Sharing Arrangements (“RSA”) to develop fixed lines, public card-phone booths (including their maintenance) and related supporting telecommunications facilities.

As of June 30, 2006, the Company has 87 RSA with 49 partners. The RSA are located mainly in Palembang, Pekanbaru, Jakarta, East Java and Kalimantan with concession periods ranging from 16 to 176 months.

Under the RSA, the investors finance the costs incurred in developing telecommunications facilities. Upon completion of the construction, the Company manages and operates the facilities and bears the cost of repairs and maintenance during the revenue-sharing period. The investors legally retain the rights to the property, plant and equipment constructed by them during the revenue-sharing periods. At the end of each revenue-sharing period, the investors transfer the ownership of the facilities to the Company at a nominal price.

Generally, the revenues earned from the customers in the form of line installation charges are allocated in full to the investors. The revenues from outgoing telephone pulses and monthly subscription charges are shared between the investors and the Company based on certain agreed ratio.

The net book value of property, plant and equipment under RSA which have been transferred to property, plant and equipment amounted to Rp35,965 million and Rp902 million in 2005 and 2006, respectively (Note 13).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
50.	TELECOMMUNICATIONS SERVICES TARIFFS

Under Law No. 36 year 1999 and Government Regulation No. 52 year 2000, tariffs for the use of telecommunications network and telecommunication services are determined by providers based on the tariffs category, structure and with respect to fixed line telecommunication services price cap formula set by the Government.

Fixed Line Telephone Tariffs

Fixed line telephone tariffs are imposed for network access and usage. Access charges consist of a one-time installation charge and a monthly subscription charge. Usage charges are measured in pulses and classified as either local or domestic long-distance. The tariffs depend on call distance, call duration, the time of day, the day of the week and holidays.

Tariffs for fixed line telephone are regulated under Minister of Communications Decree No. KM.12 year 2002 dated January 29, 2002 concerning the addendum of the decree of Minister of Tourism, Post and Telecommunication (“MTPT”) No. 79 year 1995, concerning the Method for Basic Tariff Adjustment on Domestic Fixed Line Telecommunication Services. Furthermore, the Minister of Communications issued Letter No. PK 304/1/3 PHB-2002 dated January 29, 2002 concerning increase in tariffs for fixed line telecommunications services. According to the letter, tariffs for fixed line domestic calls would increase by 45.49% over three years. The average increase in 2002 was 15%. This increase was effective on February 1, 2002. The implementation of the planned increase in the tariff in 2003, however, was postponed by the Minister of Communications through letter No. PR.304/1/1/PHB-2003 dated January 16, 2003.

Based on the Announcement No. PM.2 year 2004 of the Minister of Communications dated March 30, 2004, the Company adjusted the tariffs effective April 1, 2004 as follows:
•	Local charges increased by an average of 28%

•	DLD charges decreased by an average of 10%

•	Monthly subscription charges increased by an average of 12% to 25%, depending on customer segment.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
50.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)

Mobile Cellular Telephone Tariffs

Tariffs for cellular providers are set on the basis of the MTPT Decree No. KM. 27/PR.301/MPPT-98 dated February 23, 1998. Under the regulation, the cellular tariffs consist of activation fees, monthly charges and usage charges.

The maximum tariff for the activation fee is Rp200,000 per new subscriber number. The maximum tariff for the monthly charges is Rp65,000. Usage charges consist of the following:
a.	Airtime

The maximum basic airtime tariff charged to the originating cellular subscriber is Rp325/minute. Charges to the originating cellular subscriber are calculated as follows:

1. Cellular to cellular	: 2 times airtime rate
2. Cellular to PSTN	: 1 time airtime rate
3. PSTN to cellular	: 1 time airtime rate
4. Card phone to cellular	: 1 time airtime rate plus 41% surcharge
b.	Usage tariffs
1.	Usage local tariffs charged to a cellular subscriber who makes a call to a fixed line (“PSTN”). For the use of network, the tariffs per minute are computed at 50% of the prevailing local PSTN tariffs.

2.	The long-distance usage tariffs between two different service areas charged to a cellular subscriber are the same as the prevailing tariffs for domestic long-distance call (“SLJJ”) applied to PSTN subscribers.
Based on the Decree No. KM. 79 year 1998 of the Ministry of Communications, the maximum tariff for prepaid customers may not exceed 140% of the peak time tariffs for post-paid subscribers.
Based on the Announcement No. PM.2 year 2004 of the Minister of Communications dated March 30, 2004, Telkomsel adjusted its tariffs by eliminating the tariff subsidy from long-distance calls. This resulted in a 9% tariff increase.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
50.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)

Interconnection Tariffs

The Government establishes the percentage of tariffs to be received by each operator in respect of calls that transit multiple networks. The Telecommunications Law and Government Regulation No. 52 of 2000 provides for the implementation of a new policy to replace the current revenue sharing policy. Under the new policy, which has not yet been implemented, the operator of the network on which calls terminate would determine the interconnection charge to be received by it based on a formula to be mandated by the Government, which would be intended to have the effect of requiring that operators charge for calls based on the costs of carrying such calls. On March 11, 2004, the MoC issued Decree No. 32/2004, which stated that cost-based interconnection fees shall be applicable beginning January 1, 2005. The effective date of this decree was subsequently postponed until January 1, 2007 based on the Ministry Regulation No. 08/Per/M. KOMINF/02/2006 dated February 8, 2006.
i.	Interconnection with Fixed line Network

The Government’s National Fundamental Technical Plan set forth in Decree 4 of 2001, as amended by Decree 28 of 2004, sets out the technical requirements, routing plans and numbering plans for interconnection of the networks of various telecommunications operators among themselves and with the Company’s fixed line network. Under the National Fundamental Technical Plan, all operators are permitted to interconnect with the Company’s fixed line network for access thereto and to other networks, such as international gateways and the networks of other cellular operators. In addition, cellular operators may interconnect directly with other networks without connecting to the Company’s fixed line network. Currently, the fees for interconnection are set forth in Decree No. 506/1997, Decree No. 46/1998, Decree No. 37/1999 and Decree No. 30/2000.

Fixed line Interconnection with Indosat. Currently, the fixed line interconnection between the Company and Indosat is generally based on their agreement signed in 2005. Pursuant to the agreement between the Company and Indosat, for interconnection of local and domestic long-distance calls, the operator of the network on which the calls terminate receives an agreed amount per minute.

Other Fixed Wireline Interconnection. Since September 1, 1998, the Company has been receiving a share of the tariffs from Batam Bintan Telekomunikasi (“BBT”), which is a local operator with a special coverage area on Batam Island, for each successful call that transits or terminates on the Company’s fixed line network. Under the interconnection agreement, for local interconnection calls, revenues are shared on a “sender keeps all” basis. For local calls originating on BBT’s network terminating on a cellular network and vice versa which transit through the Company’s fixed line network, the Company receives an agreed percentage of the prevailing tariff for local calls. For interconnection of domestic long-distance calls, the operator of the network on which the calls terminate or transit receives an agreed percentage of the prevailing long-distance tariff. In addition, BBT is to receive a certain fixed amount for each minute of incoming and outgoing international calls from and to BBT that transit through the Company’s fixed line network and use the Company’s IDD service and 50% of the prevailing interconnection tariff for incoming and outgoing international calls that transit through the Company’s fixed line network and use Indosat’s IDD service.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
50.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)

Interconnection Tariffs (continued)
i.	Interconnection with Fixed line Network (continued)

Other Fixed Wireless Interconnection. Fixed wireless networks may interconnect with the Company’s fixed line network at the Company’s gateway. At present, other than the Company and Indosat, PT Bakrie Telecom (“BT”) also operates a fixed wireless network in Indonesia. The fixed wireless interconnection between the Company and BT is currently based on the most recent interconnection agreement signed in 2005. Pursuant to the agreement, for interconnection of local calls, the operator of the network on which the calls terminate receives an agreed amount per minute. For local calls originating on BT’s network terminating on a cellular network and vice versa which transit through the Company’s fixed line network, the Company receives an agreed percentage of the prevailing tariff for local calls. For domestic long-distance calls that originate on the Company’s fixed line network and terminate on BT’s network, BT receives an agreed amount per minute. In the reverse situation and for transit long-distance calls through the Company’s fixed line network, the Company receives an agreed percentage of the prevailing long-distance tariff. In addition, BT is to receive a certain fixed amount for each minute of incoming and outgoing international calls to and from BT that transit through the Company’s fixed line network and use the Company’s IDD service and 25% of prevailing interconnection tariff of incoming and outgoing international calls that transit through the Company’s fixed line network and use Indosat’s IDD service.

ii.	Cellular Interconnection

In respect of local interconnection calls, including transit calls, between a cellular network and the Company’s fixed line network, the Company receives 50% of the prevailing fixed-line usage tariff for local pulse. For local calls from the Company’s fixed line network to a cellular network, the Company charges its subscribers the applicable local call tariff plus an airtime charge, and pays the cellular operator the airtime charge. For local calls between cellular telecommunications networks, the originating cellular operator pays the terminating cellular operator the air time charges.

The current Interconnection Decree, effective April 1, 1998, assumes that it is possible for long-distance calls to be carried by more than one network. Pursuant to the Interconnection Decree, for long-distance calls which originate on the Company’s fixed line network, the Company is entitled to retain a portion of the prevailing long-distance tariff, which ranges from 40% of the tariff in cases where the entire long-distance portion is carried by a cellular operator up to 85% of the tariff in cases where the entire long-distance portion is carried by the Company’s fixed line network. For long-distance calls that originate from a cellular subscriber, the Company is entitled to retain a portion of the prevailing long-distance tariff, which ranges from 25% of the tariff in cases where the call originates from a cellular subscriber, transits the Company’s fixed line network and terminates on another cellular subscriber with the entire long-distance portion carried by a cellular operator, up to 85% of the tariff in cases where the entire long-distance portion is carried by the Company’s fixed line network and terminates on the Company’s fixed line network.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
50.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)

Interconnection Tariffs (continued)
iii.	International Interconnection

Interconnection on the Company’s domestic fixed line network for international calls consists of access charges and usage charges. The following table sets forth the current international interconnection tariff, effective as of December 1, 1998, for IDD calls which are routed through Indosat’s international gateways and which originate, transit or terminate on the Company’s domestic fixed line network and Telkomsel’s cellular network, pursuant to Ministerial Decree No. 37 of 1999:

Description	Tariff
Access Charge	Rp850 / successful call
Usage Charge	Rp550 / successful paid minute
In addition, since June 2004, the Company has provided IDD services. Currently, the Company’s IDD service can be accessed by subscribers of all telecommunication operators in Indonesia. Interconnection and access charges for originating calls using the Company’s IDD service or terminating incoming international calls routed through the Company’s international voice telecommunications gateway are negotiated with each respective domestic operator.

iv.	Satellite Phone Interconnection

Since the fourth quarter of 2001, the Company has been receiving a share of revenues arising from interconnection transactions with PSN, a national satellite operator. Under the agreement, in respect of the interconnection calls between the Company and PSN, the Company receives Rp800 per minute for network charges and an additional Rp300 per minute origination fee if the call originates from the Company’s fixed line network.

v.	VoIP Interconnection

Previously, MoC Decree No. 23 of 2002 provided that access charges and network lease charges for the provision of VoIP services were to be agreed between network operators and VoIP operators. On March 11, 2004, the MoC issued Decree No. 31/2004, which stated that interconnection charges for VoIP are to be fixed by the MoC. Currently, the MoC has not yet determined what the new VoIP interconnection charges will be. Until such time as the new charges are fixed, the Company will continue to receive connection fees for calls that originate or terminate on the Company’s fixed line network at agreed fixed amount per minute.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
50.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)

Public Phone Kiosk (“Wartel”) Tariff

On August 7, 2002, the Minister of Communications issued Decree No. KM. 46 year 2002 regarding the operation of phone kiosks. The decree provides that the Company is entitled to retain a maximum of 70% of the phone kiosk basic tariffs for domestic calls and up to 92% of phone kiosk basic tariffs for international calls. It also provides that the airtime from the cellular operators shall generate at a minimum 10% of the kiosk phones’ revenue.

Tariff for Other Services

The tariffs for satellite rental, and other telephony and multimedia services are determined by the service provider by taking into account the expenditures and market price. The Government only determines the tariff formula for basic telephony services. There is no stipulation for the tariff of other services.

Universal Service Obligation (“USO”)

On September 30, 2005, the MoCI issued Regulation No. 15/PER/M.KOMINFO/9/2005, which sets forth the basic policies underlying the USO program and requires telecommunications operators in Indonesia to contribute 0.75% of gross revenues (with due consideration for bad debt and interconnection charges) for USO development.

51.	COMMITMENTS
a.	Capital Expenditures

As of June 30, 2006, the amount of capital expenditures committed under contractual arrangements, principally relating to procurement and installation of switching equipment, transmission equipment and cable network, are as follows:

	Amounts in
	Foreign Currencies	Equivalent
Currencies	(in millions)	in Rupiah
Rupiah	—	5,016,214
U.S. Dollar	460	4,278,928
Euro	180	2,128,931
Japanese Yen	156	12,600

Total		11,436,673

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
51.	COMMITMENTS (continued)
a.	Capital Expenditures (continued)

The above balance includes the following significant agreements:
(i)	Procurement Agreements

In August 2004, Telkomsel entered into the following agreements with Motorola Inc. and PT Motorola Indonesia, Ericsson AB and PT Ericsson Indonesia, Nokia Corporation and PT Nokia Network, and Siemens AG, for the maintenance and procurement of equipment and related services:
•	Joint Planning and Process Agreement

•	Equipment Supply Agreement (“ESA”)

•	Technical Service Agreement (“TSA”)

•	Site Acquisition and Civil, Mechanical and Engineering Agreement (“SITAC” and “CME”)
The agreements contain lists of charges (“Price List”) to be used in determining the fees payable by Telkomsel for all equipment and related services to be procured during the roll-out period upon the issuance of Purchase Order (“PO”).
The agreements are valid and effective as of the execution date (“Effective Date”) by the respective parties for a period of three years, provided that the suppliers are able to meet requirements set out in each PO. In the event that the suppliers fail to meet those requirements, Telkomsel may terminate the agreements at its sole discretion with a prior written notice.
In accordance with the agreements, the parties also agreed that the charges specified in the Price List will also apply to equipment and technical services (ESA and TSA) and services (SITAC and CME) acquired from the suppliers between May 26, 2004 and the Effective Date (“Pre-Effective Date Pricing”), except for those acquired from Siemens under TSA which are applicable for certain equipment and the related maintenance services acquired or rendered between July 1, 2004 and the Effective Date. Prices as well as discounts thereon are subject to a quarterly review.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
51.	COMMITMENTS (continued)
a.	Capital Expenditures (continued)
(ii)	CDMA Procurement Agreement with Samsung Consortium

On October 9, 2002, the Company signed an Initial Purchase Order Contract for CDMA 2000-IX with Samsung Consortium for Base Station Subsystem (“BSS”) procurement in Regional Divisions V, VI and VII and on December 23, 2002, the Company signed a Master Procurement Partnership Agreement (“MPPA”), which is related to the construction of Network and Switching Subsystem (“NSS”) for nationwide and BSS for Regional Divisions IV, V, VI, and VII. As of June 30, 2006, the Company’s remaining purchase commitment in connection with this MPPA amounted to US$32.3 million and Rp28,326 million.

Samsung Consortium will service and maintain the CDMA 2000 IX system that it constructs, pursuant to a Service Level Agreement dated the same date as the MPPA in return for an annual consideration of US$11.6 million.

(iii)	CDMA Procurement Agreement with Ericsson CDMA Consortium

The Company and Ericsson CDMA Consortium entered into a Master Procurement Partnership Agreement (“MPPA”) on December 23, 2002. The MPPA is related to the construction of BSS for Regional Division II. As of June 30, 2006, the Company’s remaining purchase commitment in connection with this MPPA amounted to US$10.24 million and Rp25,905 million.

Ericsson Consortium will service and maintain the CDMA 2000 IX system that it constructs, pursuant to a Service Level Agreement dated the same date as the MPPA in return for an annual consideration of US$5.3 million.

(iv)	MPPA with PT INTI

The Company and PT INTI signed an MPPA on August 26, 2003 whereby PT INTI is appointed to construct a CDMA fixed wireless access network and integrate such network with the Company’s existing network and all ancillary services relating thereto in West Java and Banten. As of June 30, 2006, the Company’s remaining purchase commitment in connection with this MPPA amounted to US$5,73 and Rp20,634 million.

PT INTI will service and maintain the CDMA 2000 IX system that it constructs, pursuant to a Service Level Agreement dated the same date as the MPPA in return for an annual consideration of US$2.3 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
51.	COMMITMENTS (continued)
a.	Capital Expenditures (continued)
(v)	MPPA with Motorola

On March 24, 2003, the Company signed an MPPA with Motorola, Inc. Under the MPPA, Motorola is obliged to construct a CDMA fixed wireless access network and integrate such network with the Company’s existing network and all ancillary services relating thereto in Regional Division I. As of June 30, 2006, the Company’s remaining purchase commitment in connection with this MPPA amounted to US$4.31 and Rp18,358 million.

Motorola, Inc. will service and maintain the CDMA 2000 IX system that it constructs, pursuant to a Service Level Agreement dated the same date as the MPPA in return for an annual consideration of US$3 million.

(vi)	Metro Junction and Optical Network Access Agreement for Regional Division III with PT INTI

On November 12, 2003, the Company entered into an agreement with PT INTI for the construction and procurement of an optical network, as well as a network management system and other related services and equipment, with respect to Regional Division III (West Java). Under this agreement and its amendment, the Company is obliged to pay PT INTI total consideration of approximately US$6.6 million and Rp111,655 million. As of June 30, 2006, the Company has paid and/or accrued a total of US$2.9 million plus Rp59,018 million.

(vii)	Ring JASUKA Backbone with NEC-Siemens Consortium

On June 10, 2005, the Company entered into an agreement with NEC-Siemens Consortium for the procurement and installation of an optical cable transmission of RING I (link Jakarta – Tanjung Pandan – Pontianak – Batam – Dumai – Pekanbaru – Palembang – Jakarta) and RING II (link Medan – Padang – Pekanbaru – Medan). Under this agreement, and its latest amendment the Company is obliged to pay NEC-Siemens Consortium total consideration of approximately US$45 million and Rp161,261 million. This agreement is based on a turnkey arrangement. As of June 30, 2006, the Company has paid and/or accrued a total of US$45 million plus Rp83,562 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
51.	COMMITMENTS (continued)
b.	Agreements on Derivative Transactions

Telkomsel is exposed to market risks, primarily changes in foreign exchange rates, and uses derivative instruments in hedging such risk. None of the derivative transactions entered into by Telkomsel during 2005 and 2006 met the PSAK 55 criteria for hedge accounting. Therefore, changes in the fair value of the derivative financial instruments were recognized in the consolidated statements of income.

Telkomsel purchases equipment from several overseas suppliers and, as a result, is exposed to fluctuations in foreign currency exchange rates. In 2005 and 2006, Telkomsel entered into forward foreign exchange contracts with Deutsche Bank, Standard Chartered Bank, The Hongkong and Shanghai Banking Corporation and Citibank Jakarta to mitigate the foreign exchange risks relating to its purchases. The primary purpose of Telkomsel’s foreign currency hedging activities is to protect against the volatility associated with foreign currency purchases of equipment and other assets in the normal course of business.

As of June 30, 2006, all of the forward contracts had been closed.
c.	Borrowings and other credit facilities
(i)	Telkomsel has a combined US$20 million facility with Standard Chartered Bank, Jakarta for import L/C, bank guarantee, standby L/C and foreign exchange. The facility expires in December 2006. Borrowings under the facility bear interest at SIBOR plus 2% per annum for drawing in US Dollar, at a rate equal to the three-month Certificate of Bank Indonesia plus 2% per annum for drawing in Rupiah, and at the Bank’s cost of fund plus 2% for drawing in other currencies. Under the facility, Telkomsel has an outstanding bank guarantee of Rp120 billion (US$12.9 million) as of June 30, 2006. There were no outstanding borrowings related to the facility as of June 30, 2005 and 2006.

(ii)	Telkomsel has a US$40 million facility with Citibank N.A., Jakarta for L/C and Trust Receipt Loan, which expires on July 31, 2006. Borrowings under this facility bear interest at the Bank’s cost of fund plus 2% per annum. There were no outstanding borrowings under this facility as of June 30, 2005 and 2006.

(iii)	Telkomsel has not collateralized any of its assets for its bank borrowings or other credit facilities. The terms of the various agreements between Telkomsel and its lenders and financiers require compliance with a number of pledges and negative pledges as well as financial and other covenants, inter alia, certain restriction on the amount of dividends and other profit distributions which could adversely affect Telkomsel’s capacity to comply with the terms of the agreements. The terms of the relevant agreement also contain default and cross default clauses. Management is not aware of any breaches of the terms of these agreements and does not foresee any such breaches occurring in the future.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
52.	CONTINGENCIES
a.	In the ordinary course of business, the Company has been named as a defendant in various legal actions. Based on Management’s estimate of the outcome of these matters, the Company accrued Rp99 million and Rp33,116 million as of June 30, 2005 and 2006, respectively.

b.	On August 13, 2004, the Commissions for Business Competition Watch (Komisi Pengawas Persaingan Usaha, “KPPU”) issued its verdict in Commission Court, which determined that the Company had breached several articles of Law No. 5/1999 on Anti Monopolistic Practices and Unfair Business Competition (“Competition Law”). In addition, KPPU also indicated that the Company should allow Warung Telkom (“kiosks”) to channel international calls to other international call operators, and abolish the clause in agreements between the Company and Warung Telkom providers which limit Warung Telkom to sell telecommunication services of other operators. The Company filed an appeal to the Bandung District Court which on December 7, 2004, issued its verdicts in favor of the Company. On January 4, 2005, KPPU filed an appeal to the Indonesian Supreme Court. As of the date of issuance of these consolidated financial statements, the Indonesian Supreme Court has not issued its verdicts. The Company does not believe that these proceedings presently pending will have a material adverse effect on the Company’s consolidated financial position, results of operations or liquidity.

c.	There are on-going investigations by the West Java Police Department as to the conduct of the Company’s Director of Human Resources Development, the Company’s Director of Consumer, and several other employees of the Company (including one former Director of the Company and one former President Director of Napsindo – the Company’s subsidiary). As the details of investigations have not been made public, the Company does not know the full nature or extent of the investigations or the matters to which they relate, or whether any charges are likely to be filed. Based on press reports, the Company understands that the investigations relate principally to an alleged violation of anti-corruption law regarding (i) the retention by the Company of a consultant and an alleged overpayment without compliance with proper procedures; and (ii) the alleged provision of interconnection services to Napsindo, the Company’s subsidiary, and Globalcom, a Malaysian company, at an incorrect tariff, and alleged use by Napsindo/Globalcom of the Company’s network for the provision of illegal VoIP services. It is also understood that one of the investigations relates to the Company’s guarantee of a bank loan obtained by Napsindo. To the Company’s knowledge, no charges have been filed against any of the persons investigated by the West Java Police Department, although several of them (but not the Company’s Director of Consumer) were held in custody in West Java pending completion of the investigations. On May 10, 2006, those individuals were released from the police custody because the police were unable to find any incriminating evidence to support the charges during the 120-day period they were held in police custody. 120 days is the maximum period allowed for police custody of suspects for investigation purpose. At the date of issuance of the consolidated financial statements, the investigation is ongoing and there can be no assurance that the police will not find evidence of wrong-doing, charges will not be filed in relation to the foregoing, or that such persons or other employees of the Company will not be found guilty of any offence. Although the Company believes that the investigations are without merits, to the extent any of such persons are in custody, or are found guilty of any offence, the Company is and would be deprived of their services. In addition, the Company does not believe that there are any financial ramifications as a result of the investigations.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
53.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The balances of monetary assets and liabilities denominated in foreign currencies are as follows:

	2005		2006
	Foreign		Foreign
	Currencies	Rupiah	Currencies	Rupiah
	(in millions)	Equivalent	(in millions)	Equivalent
Assets
Cash and cash equivalents
U.S. Dollar	83.18	810,611	148.16	1,372,274
Euro	61.50	723,848	1.47	119
Japanese Yen	0.06	5	68.45	805,804
Temporary investment
U.S. Dollar	—	—	1.99	18,468
Trade accounts receivable
Related parties
U.S. Dollar	0.21	2,049	2.59	23,945
Third parties
U.S. Dollar	24.96	243,276	32.98	305,492
Euro	—	—	0.01	88
Other accounts receivable
U.S. Dollar	0.92	9,000	0.32	2,985
Other current assets
U.S. Dollar	4.60	44,827	13.63	126,242
Advances and other non-current assets
U.S. Dollar	8.27	80,602	6.71	62,168
Escrow accounts
U.S. Dollar	7.90	77,915	0.35	3,277

Total Assets		1,992,133		2,720,862

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
53.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES (continued)

	2005		2006
	Foreign		Foreign
	Currencies	Rupiah	Currencies	Rupiah
	(in millions)	Equivalent	(in millions)	Equivalent
Liabilities
Trade accounts payable
Related parties
U.S. Dollar	14.51	177,892	4.06	37,606
Third parties
U.S. Dollar	143.41	1,399,718	76.60	709,842
Euro	54.82	646,293	5.91	69,602
Japanese Yen	10.66	943	—	—
Singapore Dollar	0.79	4,574	0.20	1,174
Great Britain Pound Sterling	—	—	0.03	582
Dutch Guilder	0.06	238	—	—
Accrued expenses
Euro	—	—	43.41	511,310
U.S. Dollar	0.17	223,931	95.93	889,022
Japanese Yen	9.34	1,852	58.46	4,720
French Franc	0.71	933
Singapore Dollar	—	—	0.74	4,308
Great Britain Pound Sterling	—	—	0.01	132
Nederland Guilder	0.48	1,884	—	—
Short-term bank loans
Third parties
U.S. Dollar	53.46	521,770	60.55	561,090
Advances from customers and suppliers
U.S. Dollar	0.77	7,491	2.18	20,185
Current maturities of long-term liabilities
U.S. Dollar	131.20	1,280,528	142.49	1,320,446
Euro	14.60	172,158	14.73	173,468
Japanese Yen	1,150.00	101,524	1,143.42	92,315
Long-term liabilities
U.S. Dollar	708.64	6,916,320	593.85	5,503,199
Japanese Yen	14,952.45	1,321,884	13,819.35	1,115,724
Euro	28.36	334,316	14.73	173,468

Total liabilities		13,114,249		11,188,193

Net liabilities		(11,122,116)		(8,467,331)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
54.	SUBSEQUENT EVENT
a.	On July 17, 2006, Pangandaran, area of Division Regional III West Java and Banten was experienced natural disaster of tectonic earthquake and tsunami. At the date of issuance of the consolidated financial statements, the Company is still in process identifying the lost caused by the earthquake and tsunami. These telecommunication facilities were covered by insurance. Based on the preliminary assessment, the possible lost will not be material.

b.	Since July 1 to 20, 2006 the Company has repurchased the Company’s Series B shares of 17,521,000 shares, resulted an accumulated of 72,964,500 shares has been repurchased as of July 20, 2006. As of July 20, 2006 the outstanding weighted average shares amounted to 20,149,767,728 shares and the net income per share of Rp288.79 and net income per ADS of Rp11,551.42

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
55.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Indonesia (“Indonesian GAAP”), which differ in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). A description of the differences and their effects on net income and stockholders’ equity are set forth below.

As discussed in Note 4, the Company’s consolidated financial statements prepared in accordance with Indonesian GAAP as of and for the six months period ended June 30, 2005 have been restated in connection with the adoption of PSAK 24R. While the restatement affected previously reported consolidated net income and stockholders’ equity under Indonesian GAAP, there was no net effect on consolidated net income and stockholders’ equity under U.S. GAAP as previously reported. However, certain reconciling line items in arriving at net income and stockholders’ equity under U.S. GAAP have been revised.
(1)	Description of differences between Indonesian GAAP and U.S. GAAP
a.	Termination Benefits

Under Indonesian GAAP, termination benefits are recognized as liabilities when certain criteria are met (e.g. the enterprise is demonstratively committed to provide termination benefits as a result of an offer made in order to encourage early retirement).

Under U.S. GAAP, termination benefits are recognized as liabilities when the employees accept the offer and the amount can be reasonably estimated.

b.	Foreign Exchange Differences Capitalized to Property Under Construction

Under Indonesian GAAP, foreign exchange gains and losses resulting from borrowings used to finance property under construction are capitalized. Capitalization of foreign exchange gains and losses ceases when the construction of the qualifying asset is substantially completed and the constructed property is ready for its intended use.

Under U.S. GAAP, foreign exchange gains and losses are charged to current operations.

c.	Interest Capitalized on Property under Construction

Under Indonesian GAAP, qualifying assets, to which interest cost can be capitalized, should be those that take a substantial period of time to get ready for its intended use or sale, i.e. minimum 12 months. To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of interest cost eligible for capitalization on that asset should be determined based on the actual interest cost incurred on that borrowing during the period of construction less any investment income on the temporary investment of those borrowings.

Under U.S. GAAP, there is no minimum limit (i.e. 12-month requirement) on the length of the construction period in which the interest cost could be capitalized. The interest income arising from any unused borrowings is recognized directly to current operations.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
55.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (continued)
(1)	Description of differences between Indonesian GAAP and U.S. GAAP (continued)
d.	Revenue-Sharing Arrangements

Under Indonesian GAAP, property, plant and equipment built by an investor under revenue-sharing arrangements are recognized as property, plant and equipment under revenue-sharing arrangements in the accounting records of the party to whom ownership in such properties will be transferred at the end of the revenue-sharing period, with a corresponding initial credit to unearned income. The property, plant and equipment are depreciated over their useful lives, while the unearned income is amortized over the revenue-sharing period. The Company records its share of the revenues earned net of amounts due to the investors.

Under U.S. GAAP, the revenue-sharing arrangements are recorded in a manner similar to capital leases where the fixed assets and obligation under revenue-sharing arrangements are reflected on the balance sheet. All the revenues generated from the revenue-sharing arrangements are recorded as a component of operating revenues, while a portion of the investors’ share of revenue from the revenue-sharing arrangements is recorded as interest expense and the balance is treated as a reduction of the obligation under revenue-sharing arrangements.

e.	Employee benefit plans

As of January 1, 2005, the Company adopted PSAK 24R in accounting for pension benefit cost, post-retirement health care benefit cost and long service award benefit cost for Indonesian GAAP purposes. PSAK 24R requires the adoption of its provisions restrospectively as of Januari 1, 2004 (Note 4a). Prior to 2004, there were no differences between Indonesian GAAP and U.S. GAAP with respect to the accounting for post-retirement health care benefit cost and long service award benefit cost while for pension benefit cost, there were some differences as follows:
i.	Under Indonesian GAAP, the prior service cost attributable to the increase in pension benefits for pensioners was directly charged to expense in those years. Under U.S. GAAP, because the majority of plan participants are still active, such prior service cost is deferred and amortized systematically over the estimated remaining service period for active employees.

ii.	Under Indonesia GAAP, the Company amortized the cumulative unrecognized actuarial gain or loss over four years. Under U.S. GAAP, any cumulative unrecognized actuarial gain or loss exceeding 10 percent of the greater of the projected benefits obligation or the fair value of plan assets is recognized in the statement of income on a straight-line basis over the expected average remaining service period.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
55.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (continued)
(1)	Description of differences between Indonesian GAAP and U.S. GAAP (continued)
e.	Employee benefit plans (lanjutan)
iii.	Under Indonesian GAAP, recognition of a minimum liability is not required. Under U.S. GAAP, the Company would be required to recognize an additional minimum liability when the accumulated benefits obligation exceeds the fair value of the plan assets, and an equal amount would be recognized as an intangible assets, provided that the asset recognized does not exceed the amount of unrecognized prior service cost.
Starting in 2004, the differences between the Company’s accounting for pension benefit cost, post-retirement health care benefit cost and long service award cost under Indonesian GAAP and U.S. GAAP are as follows:
i.	Under Indonesia GAAP, the prior service cost is recognized immediately if vested or amortized over the vesting period. Under U.S. GAAP, prior service cost (vested and non-vested benefits) is generally deferred and amortized systematically over the estimated remaining service period for active employees.

ii.	Different dates of implementation caused significant differences in cumulative unrecognized actuarial gains and losses. However, the cumulative unrecognized actuarial gains and losses under Indonesian GAAP is now recognized in a manner similar to U.S. GAAP.

iii.	Under Indonesian GAAP, the transition obligation was recognized on January 1, 2004, the date PSAK 24R was adopted. Under U.S GAAP, the transition obligation is deferred and amortized systematically over the estimated remaining service period for active employees.

iv.	The differences between Indonesian GAAP and U.S. GAAP in connection with the recognition of minimum liability remains unchanged.
f.	Equity in Net Income or Loss of Associated Companies

The Company records its equity in net income or loss of associated companies based on the associates’ financial statements that have been prepared under Indonesian GAAP.

For U.S. GAAP reporting purposes, the Company recognizes the effect of the differences between U.S. GAAP and Indonesian GAAP at the investee level in the investment accounts and its share of the net income or loss of those associates.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
55.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (continued)
(1)	Description of differences between Indonesian GAAP and U.S. GAAP (continued)
g.	Land Rights

In Indonesia, the title of land rests with the State under the Basic Agrarian Law No. 5 of 1960. Land use is accomplished through land rights whereby the holder of the right enjoys the full use of the land for a stated period of time, subject to extensions. The land rights generally are freely tradeable and may be pledged as security under borrowing agreements. Under Indonesian GAAP, land ownership is not depreciated unless it can be foreseen that the possibility for the holder to obtain an extension or renewal of the rights is remote.

Under U.S. GAAP, the cost of land rights is amortized over the economic useful life which represents the contractual period of the land rights.

h.	Revenue Recognition

Under Indonesian GAAP, revenues from cellular and fixed wireless services connection fees are recognized as income when the connection takes place (for postpaid service) or at the time of delivery of starter packs to distributors, dealers or customers (for prepaid service).

Installation fees for wire line services are recognized at the time of installation. The revenue from calling cards (“Kartu Telepon”) is recognized when the Company sells the card.

Under U.S. GAAP, revenue from front-end fees and incremental costs up to, but not exceeding such fees, are deferred and recognized over the expected term of the customer relationship. Revenues from calling cards are recognized upon usage or expiration.

i.	Goodwill

Under Indonesian GAAP, goodwill is amortized over a period, not exceeding 20 years, that it is expected to benefit the Company.

Under U.S. GAAP, goodwill is not amortized but rather subjected to an annual test for impairment.

j.	Capital Leases

Under Indonesian GAAP, a leased asset is capitalized only if all of the following criteria are met: (a) the lessee has an option to purchase the leased asset at the end of the lease period at a price agreed upon at the inception of the lease agreement, and (b) the sum of periodic lease payments, plus the residual value, will cover the acquisition price of the leased asset and related interest, and (c) there is a minimum lease period of 2 years.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
55.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (continued)
(1)	Description of differences between Indonesian GAAP and U.S. GAAP (continued)
j.	Capital Leases (continued)

Under U.S. GAAP, a leased asset is capitalized if one of the following criteria is met: (a) there is an automatic transfer of ownership at the end of the lease term; or (b) the lease contains a bargain purchase option; or (c) the lease term is for 75% or more of the economic life of the asset; or (d) the net present value of minimum lease payments are at least 90% of the fair value of the asset.

k.	Acquisition of Dayamitra

On May 17, 2001 the Company acquired a 90.32% interest in Dayamitra and contemporaneously acquired a call option to buy the other 9.68% at a fixed price at a stated future date, and provided to the minority interest holder a put option to sell the other 9.68% to the Company under those same terms; meaning that the fixed price of the call is equal to the fixed price of the put option. Under U.S. GAAP, the Company should account for the option contracts on a combined basis with the minority interest and account for it as a financing of the purchase of the remaining 9.68% minority interest. As such, under U.S. GAAP, the Company has consolidated 100% of Dayamitra and attributed the stated yield earned under the combined derivative and minority interest position to interest expense since May 17, 2001.

On December 14, 2004, the Company exercised the option to acquire the 9.68% interest in Dayamitra.

Under Indonesian GAAP, prior to December 14, 2004, the Company accounted for the remaining 9.68% of Dayamitra as minority interest. In addition, the option price that has been paid by the Company was presented as “Advance payments for investments in shares of stock.” The Company started consolidating the remaining 9.68% of Dayamitra on December 14, 2004 following the exercise of the option.

The difference in the timing of the 9.68% ownership interest recognition gives rise to differences in the timing and amounts of purchase consideration and liability recognized under Indonesian GAAP and U.S. GAAP.

l.	Reversal of Difference Due to Change of Equity in Associated Companies

Under Indonesian GAAP, differences previously credited directly to equity as a result of equity transactions in associated companies are released to the statement of income upon the sale of an interest in the associate in proportion with the percentage of the interest sold.

Under U.S. GAAP, it is the Company’s policy to include differences resulting from equity transactions in associated companies in equity. Such amounts can not be released to the statement of income and consequently remain in equity indefinitely.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
55.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (continued)
(1)	Description of differences between Indonesian GAAP and U.S. GAAP (continued)
m.	Asset Retirement Obligations

Under Indonesian GAAP, legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of long-lived assets are charged to current operations as incurred.

Under U.S. GAAP, the estimated fair value of such obligation is accrued at the time of acquisition with an equal amount capitalized to the related long-lived assets and depreciated over the useful life of the assets. The Company and its subsidiaries identified their asset retirement obligations by reviewing contractual agreements to identify whether the Company and its subsidiaries are required to settle any obligations as a result of the prevailing laws, statute, ordinance, written or by legal construction of a contract under the doctrine of promissory estoppel.

n.	Deferred Income Taxes

Under Indonesian GAAP, the Company does not recognize deferred taxes on temporary differences between the financial statement carrying amounts and tax bases of equity method investments when it is not probable that these differences will reverse in the foreseeable future.

Under U.S. GAAP, deferred taxes are recognized in full on temporary differences between the financial statement carrying amounts and tax bases of equity method investments.

o.	Impairment of Assets

Under Indonesian GAAP, an impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. The recoverable amount of a fixed asset is the greater of its net selling price or value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss can be reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is only reversed to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized.

Under U.S. GAAP, an impairment loss is recognized whenever the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset. An impaired asset is written down to its estimated fair value based on quoted market prices in active markets or discounting estimated future cash flows. When an impairment loss is recognized, the adjusted carrying amount of fixed asset becomes its new cost basis and reversals of previously recognized impairment losses are prohibited.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
55.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (continued)
(1)	Description of differences between Indonesian GAAP and U.S. GAAP (continued)
o.	Impairment of Assets (continued)

Through the year ended December 31, 2004, there were no impairment charges recognized by the Company. As discussed in Note 12, in 2005, the Company recognized impairment charges on BSS equipment which are part of transmission installation and equipment of fixed wireless assets. The sum of the expected future cash flows (undiscounted and without interest charges) relating to these impaired assets is less than the carrying amount of the assets and therefore, for U.S. GAAP reporting purposes, these assets have been written down to their estimated fair value based on discounted estimated future cash flows. The estimated fair values of the impaired assets determined under U.S. GAAP are the same as those determined under Indonesian GAAP; accordingly, there were no differences between Indonesian GAAP and U.S. GAAP.

p.	Gain (loss) on Disposal of Property, Plant and Equipment

Under Indonesian GAAP, the Company classifies gain (loss) on disposal of property, plant and equipment as a component of other income (expense) which is excluded from determination of operating income.

Under U.S. GAAP, gain (loss) on disposal of property, plant and equipment is classified as a component of operating expenses and hence included in the determination of operating income.

q.	Reversal of Difference in Value of Restructuring Transactions Between Entities Under Common Control

Under Indonesian GAAP, the Company is required to reclassify the difference in value of restructuring transactions between entities under common control as of January 1, 2005 as a direct adjustment to retained earnings when the common control relationship between the transacting parties no longer exists as of January 1, 2005.

Under U.S. GAAP, difference in value of restructuring transactions between entities under common control remains in equity indefinitely as part of the additional paid-in capital.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
55.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (continued)
(2)	A summary of the significant adjustments to consolidated net income for the ix months period ended June 30, 2005 and 2006 and to consolidated stockholders’ equity as of June 30, 2005 and 2006 which would be required if U.S. GAAP had been applied, instead of Indonesian GAAP, in the consolidated financial statements are set forth below:

	Note		2005	2006
			(As restated *)
Net income according to the consolidated statements of income prepared under Indonesian GAAP*			3,803,411	5,818,960

U.S. GAAP adjustments — increase (decrease) due to:
Termination benefits	(a	)	11,372	—
Capitalization of foreign exchange differences	(b	)	38,129	41,072
Interest capitalized on property under construction	(c	)	13,738	19,188
Revenue-sharing arrangements	(d	)	84,317	125,324
Pension	(e	)	156,935	(8,071)
Post-retirement health care	(e	)	—	(50,603)
Long service awards	(e	)	—	5,371
Equity in net income (loss) of associated companies	(f	)	(46)	(75)
Amortization of land rights	(g	)	(7,471)	(8,348)
Revenue recognition	(h	)	(54,869)	(11,667)
Goodwill	(i	)	10,635	10,635
Capital leases	(j	)	17,689	(12,944)
Adjustment for consolidation of Dayamitra	(k	)	(9,080)	3,082
Asset retirement obligations	(m	)	(424)	(1,961)
Others			3,819	—
Deferred income tax:
Deferred income tax on equity method investments	(n	)	—	(1,907)
Deferred income tax effect on U.S. GAAP adjustments			(91,371)	37,341

			173,373	146,437
Minority interest			(16,968)	(5,236)

Net adjustments			156,405	141,201

Net income in accordance with U.S. GAAP			3,959,816	5,960,161

Net income per share — in full Rupiah amount			196.42	295.71

Net income per ADS — in full Rupiah amount (40 Series B shares per ADS)			7,856.78	11,828.53

*	Net income for the year ended December 31, 2005 under Indonesian GAAP has been restated in connection with the adoption of PSAK 24R (Note 4).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
55.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (continued)
(2)	(continued)

	Note		2005	2006
			(As restated*)
Stockholders’ equity according to the consolidated balance sheets prepared under Indonesian GAAP*			18,952,086	24,299,821

U.S. GAAP adjustments — increase (decrease) due to:
Early retirement	(a	)	11,372	—
Capitalization of foreign exchange differences — net of related depreciation	(b	)	(510,758)	(430,804)
Interest capitalized on property under construction — net of related depreciation	(c	)	142,352	171,626
Revenue-sharing arrangements	(d	)	(208,010)	(97,830)
Pension	(e	)	2,123,302	1,843,438
Post-retirement health care	(e	)	1,142,561	987,493
Long service awards	(e	)	(122,462)	(208,024)
Equity in net income (loss) of associated companies	(f	)	(18,475)	(18,698)
Amortization of land rights	(g	)	(86,589)	(92,355)
Revenue recognition	(h	)	(769,259)	(721,012)
Goodwill	(i	)	74,444	95,714
Capital leases	(j	)	35,377	(42,779)
Adjustment for consolidation of Dayamitra	(k	)	(70,806)	(53,570)
Asset retirement obligations	(m	)	(2,120)	(4,504)
Deferred income tax:
Deferred income tax on equity method investments	(n	)	39,344	34,432
Deferred income tax effect on U.S. GAAP adjustments			(122,940)	(105,263)

			1,657,333	1,357,864
Minority interest			(11,206)	(17,066)

Net adjustments			1,646,127	1,340,798

Equity in accordance with U.S. GAAP			20,598,213	25,640,619

*	Equity as of December 31, 2005 under Indonesian GAAP has been restated in connection with the adoption of PSAK 24R (Note 4).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
55.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (continued)
(2)	(continued)

The changes in stockholders’ equity in accordance with U.S. GAAP for the six months period ended June 30, 2005 and 2006 are as follows:

	2005	2006
Stockholders’ equity at beginning of year	19,570,912	24,568,488
Changes during the year:
Net income under U.S. GAAP	3,959,816	5,960,161
Dividends	(2,921,227)	(4,400,090)
Accumulated other comprehensive income, net of tax	(11,288)	(74,200)
Treasury stock	—	(413,740)

Stockholders’ equity at end of period	20,598,213	25,640,619

With regard to the consolidated balance sheets, the following significant captions determined under U.S. GAAP would have been:

	2005	2006
Consolidated balance sheets
Current assets	10,791,854	14,884,625
Non-current assets	47,598,330	54,790,759

Total assets	58,390,184	69,675,384

Current liabilities	14,806,686	20,608,523
Non-current liabilities	17,858,012	17,276,154

Total liabilities	32,664,698	37,884,677
Minority interest in net assets of subsidiaries	5,127,273	6,150,088
Stockholders’ equity	20,598,213	25,640,619

Total liabilities and stockholders’ equity	58,390,184	69,675,384

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
55.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (continued)
(3)	Additional financial statement disclosures required by U.S. GAAP and U.S. SEC
a.	Income Tax

The reconciliation between the expected income tax provision in accordance with U.S. GAAP and the actual provision for income tax recorded in accordance with U.S. GAAP is as follows:

	2005	2006
Consolidated income before tax in accordance with U.S. GAAP	7,631,875	11,454,712
Income tax in accordance with U.S. GAAP at 30% statutory tax rate	2,289,545	3,436,396

Effect of non-deductible expenses (non-taxable income) at the enacted maximum tax rate (30%)
Net periodic post-retirement health care benefit cost	42,143	82,840
Amortization of discount on promissory notes and other borrowing costs	7,503	22,389
Employee benefits	7,950	18,004
Permanent differences of the KSO Units	3,742	18,266
Income which was already subject to final tax	(50,351)	(49,403)
Equity in net (income) loss of associated companies	(780)	(19,295)
Others	812,898	(22,458)

Total	823,105	50,343

Provision for income tax in accordance with U.S. GAAP	3,112,650	3,486,739

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
55.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (continued)
(3)	Additional financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
a.	Income Tax (continued)

For the six months period ended June 30, 2006, all of the Company’s operating revenues occurred in Indonesia, and accordingly, the Company has not been subject to income tax in other countries.

b.	Fair Value of Financial Instruments

The following methods and assumptions are used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents and temporary investments

The carrying amount approximates fair value because of the short-term nature of the instruments.

Short-term bank loans

The carrying amount approximates fair value because of the short-term nature of the instruments.

Long-term liabilities

The fair value of long-term liabilities other than bonds and guaranteed notes is estimated by discounting the future cash flows of each instrument at rates currently offered to the Company for similar debt instruments of comparable maturities by the Company’s bankers.

The fair value of bonds and guaranteed notes is based on market prices at balance sheet date.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
55.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (continued)
(3)	Additional financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
b.	Fair Value of Financial Instruments (continued)

The estimated fair values of the Company and its subsidiaries’ financial instruments are as follows:

	Carrying	Fair
	amount	value
2005
Cash and cash equivalents	6,009,872	6,009,872
Temporary investments	100,418	100,418
Short-term bank loans	791,738	791,738
Long-term liabilities:
Two-step loans	5,706,602	6,415,114
Bonds	989,207	1,200,074
Medium-term notes	833,808	867,764
Bank loans	2,361,873	2,465,455
Liabilities of business acquisitions	4,241,994	4,881,016

2006
Cash and cash equivalents	9,346,253	9,346,253
Temporary investments	42,877	42,877
Short-term bank loans	17,100	17,100
Long-term liabilities:
Two-step loans	4,857,463	4,322,817
Bonds	994,494	1,026,607
Medium-term notes	464,621	445,130
Bank loans	2,749,499	2,640,818
Liabilities of business acquisitions	3,300,958	3,079,408
The methods and assumptions followed to determine the fair value estimates are inherently judgmental and involve various limitations, including the following:
i.	Fair values presented do not take into consideration the effect of future currency fluctuations.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
55.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (continued)
(3)	Additional financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
b.	Fair Value of Financial Instruments (continued)
ii.	Estimated fair values are not necessarily indicative of the amounts that the Company and its subsidiaries would record upon disposal/termination of the financial instruments.
c.	Comprehensive Income

	2005	2006
Net income under U.S. GAAP	3,959,816	5,960,161
Unrealized holding gain (loss) on available-for-sale securities	406	2,345
Foreign currency translation adjustments of associates	—	(55)
Minimum pension liability adjustments	—	(76,490)

	3,960,222	5,885,961

Adjustments to net income to arrive at comprehensive income include unrealized holding gains (losses) on available-for-sale securities, foreign currency translation adjustments and minimum pension liability adjustments. The foreign currency translation adjustments of associates are reported net of income tax of nil and Rp55 million for the six months period ended June 30, 2005 and 2006, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
55.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (continued)
(3)	Additional financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
e.	Employee Benefit Plans

The Company

The disclosures under SFAS No. 132 (Revised 2003) and SFAS No. 106 are as follows:

	Pension		Health Care
	2005	2006	2005	2006
Components of Net Periodic Benefit Cost
Service cost	69,059	93,980	43,818	53,757
Interest cost	394,915	384,293	253,997	302,787
Expected return on plan assets	(266,667)	(338,801)	(51,749)	(72,632)
Amortization of prior service cost (gain)	100,633	100,633	(184)	(184)
Recognized actuarial loss (gain)	10,622	—	44,295	60,993
Amortization of transition obligation	14,317	14,317	12,163	12,163

Net periodic benefit cost	322,879	254,422	302,340	356,884
Amounts charged to KSO Units under contractual agreement	(9,330)	(10,114)	(5,814)	(6,591)

Total net periodic benefit cost less amounts charged to KSO Units	313,549	244,308	296,526	350,293

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
55.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (continued)
(3)	Additional financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
e.	Employee Benefit Plans (continued)

The Company (continued)

The following table presents the change in benefit obligation, the change in plan assets, funded status of the plan and the net amount recognized in the Company’s balance sheets as of June 30, 2005 and 2006:

	Pension		Health care
	2005	2006	2005	2006
Change in benefit obligation
Benefit obligation at beginning of year	7,315,182	7,140,100	4,681,005	5,574,489
Service cost	69,059	93,980	43,818	53,757
Interest cost	394,915	384,293	253,997	302,787
Plan participants’ contributions	20,686	19,142	—	—
Actuarial (gain) loss	(397,090)	(387,586)	211,917	252,366
Benefits paid	(175,110)	(152,958)	(62,990)	(69,283)

Benefit obligation at end of year	7,227,642	7,096,971	5,127,747	6,114,114

Change in plan assets
Fair value of plan assets at beginning of year	4,884,523	5,429,954	1,138,768	1,493,897
Actual return on plan assets	77,877	338,801	22,605	72,632
Employer contributions	354,104	347,551	286,688	425,368
Plan participants’ contributions	20,686	19,142	—	—
Benefits paid	(175,110)	(152,958)	(62,990)	(69,283)

Fair value of plan assets at end of year	5,162,080	5,982,490	1,385,071	1,922,614

Funded status	(2,065,562)	(1,114,481)	(3,742,676)	(4,191,500)

Unrecognized prior service cost (gain)	1,760,933	1,559,668	(1,383)	(1,015)
Unrecognized net actuarial loss	755,841	317,996	1,656,176	2,049,711
Unrecognized net transition obligation	105,940	77,306	231,087	206,762

Net amount recognized	557,152	840,489	(1,856,796)	(1,936,042)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
55.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (continued)
(3)	Additional financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
e.	Employee Benefit Plans (continued)

The Company (continued)

The accumulated benefit obligation of the Company’s defined benefit pension plan was Rp4,656,605 million and Rp4,829,227 million as of December 31, 2004 and 2005, respectively.

The measurement date used to determine pension and health care benefit measures for the pension plan and the health care plan is December 31, 2004 and 2005 for the six months period ended June 30, 2005 and 2006, respectively.

The assumptions used by the independent actuary to determine the benefit obligation of the plans as of December 31, 2004 and 2005 were as follows:

	Pension		Health Care
	2004	2005	2004	2005
Discount rate	11%	11%	11%	11%
Rate of compensation increase	8%	8.8%	—	—
The assumption used by the independent actuary to determine the net periodic benefit cost of the plans for the years ended December 31, 2004 and 2005 were as follows:

	Pension		Health Care
	2004	2005	2004	2005
Discount rate	11%	11%	11%	11%
Expected long-term return on plan assets	11%	10.5%	11%	8%
Rate of compensation increase	8%	8%	—	—

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2005 AND 2006, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
55.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (continued)
(3)	Additional financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
e.	Employee Benefit Plans (continued)

The Company (continued)

Assumed health care cost trend rates at December 31 2004 and 2005 are as follows:

	2004	2005
Health care cost trend assumed for next year	12%	9%
Rate to which the cost trend is assumed to decline (the ultimate trend rate)	8%	9%
Year that the rate reaches the ultimate trend rate	2007	2006
The actuarial valuations for the defined benefit pension plan and post-retirement health care plan as of December 31, 2004 and 2005 were prepared on March 15, 2005, and February 27, 2006, respectively, by an independent actuary.

f.	Recent Accounting Pronouncements

SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140.” In February 2006, the FASB issued SFAS No. 155 which amends SFAS No. 133 to narrow the scope exception for interest-only and principal-only strips on debt instruments to include only such strips representing rights to receive a specified portion of the contractual interest or principal cash flows. SFAS No. 155 also amends SFAS No. 140 to allow qualifying special-purpose entities to hold a passive derivative financial instrument pertaining to beneficial interests that itself is a derivative financial instrument. SFAS No. 155 shall be effective for all financial instruments acquired, issued, or subject to a remeasurement (new basis) event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. It is not expected that the adoption of SFAS No. 155 will have a material effect on the Company’s consolidated financial statements.

SFAS No. 156, “Accounting for Servicing of Financial Assets, an amendment of FASB Statements No. 140 ” In March 2006, FASB issued SFAS No. 156 which amend Statement 140 to require that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. This Statement permits, but does not require, the subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value. SFAS No. 156 will be effective as of the beginning of its first fiscal year that begins after September 15, 2006.